As filed with the Securities and Exchange Commission on February 6, 2006
Registration No. 333-130521

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Eagle Test Systems, Inc.
(Exact name of Registrant as Specified in Its Charter)

Illinois (State of Incorporation)	3825 (Primary Standard Industrial Classification Code Number)	36-2917389 (I.R.S. Employer Identification Number)
2200 Millbrook Drive
Buffalo Grove, Illinois 60089
(847) 367-8282
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Leonard Foxman
Chief Executive Officer and President
Eagle Test Systems, Inc.
2200 Millbrook Drive
Buffalo Grove, Illinois 60089
(847) 367-8282
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

John R. LeClaire, Esq. Martin Carmichael III, Esq. Michael S. Turner, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Jeffrey D. Saper, Esq. Trevor J. Chaplick, Esq. Adam M. Dinow, Esq. Wilson Sonsini Goodrich and Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. Neither Eagle Test nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED FEBRUARY 6, 2006
Prospectus
                                     Shares
Common Stock

        This is our initial public offering of common stock. We are offering                      shares of our common stock. The selling stockholder included in this prospectus is offering an additional                      shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder. No public market currently exists for our common stock.

      We anticipate that the initial public offering price will be between $          and $           per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “EGLT.”

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Eagle Test Systems (before expenses)	$	$
Proceeds to the selling stockholder (before expenses)	$	$

      We have granted the underwriters a 30-day option to purchase up to                     additional shares of common stock at the public offering price, less the underwriting discount, if the underwriters sell more than                      shares in this offering.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2006.

Banc of America Securities LLC	Lehman Brothers

Piper Jaffray	Canaccord Adams
                  , 2006

EAGLE TEST SYSTEMS

Eagle Test Systems is an Automated Test Equipment (ATE) manufacturer focused on providing the world's leading semiconductor companies the required tools to stay ahead of the competition. The company is determined to provide test solutions that will continue to lower cost-of-test to levels that will enable semiconductor manufacturers to maximize profitability as they grow.

EAGLE TEST SYSTEMS
ETS-200T
ETS-200T

ETS-200T®

Designed for Power Field Effect Transistor (FET) test applications, the 200T® provides test solutions up to 16 sites, with coverage of both DC and AC testing parameters. The custom software package combines preprogrammed routines for standardized tests with flexible programming tools for easy creation of customized tests. Completely integrated AC Testing, including UIL Inductive Switching, Trise/fall, Cg, Rg and Qg makes the 200T® an attractive solution for both wafer and packaged device testing of FETs.

ETS-364®

The ETS-364® offers Pattern-Based Testing™ capabilities limited only by the speed of your latest devices, offering users parallel test capability. Supports 64 site testing with 160+ analog pin channels, offers 133 MVPS digital vector rate with up to 128 digital pin channels, and 16 RF Ports at 6 GHz, in one test system.

EAGLE TEST SYSTEMS
EAGLE TEST SYSTEMS
EAGLE TEST SYSTEMS
ETS-364

ABOUT THIS PROSPECTUS
      You should rely only on the information contained in this prospectus. We and the selling stockholder have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholder are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.
      Our fiscal year ends on September 30. Accordingly, a reference to “fiscal 2005” in this prospectus, for example, refers to the 12-month period that ended on September 30, 2005.

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 8, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. Unless the context otherwise requires, we use the terms “Eagle Test,” the “Company,” “we,” “us” and “our” in this prospectus to refer to Eagle Test Systems, Inc. and its subsidiaries.
Eagle Test Systems, Inc.

Overview
      We design, manufacture, sell and service high-performance automated test equipment, or ATE, for the semiconductor industry. Our test equipment is designed to address our customers’ volume production needs and to enable them to achieve low cost-of-test per device. Our customers, including semiconductor manufacturers and assembly and test subcontractors, use our products to test analog, a combination of digital and analog, known as mixed-signal, and radio frequency, or RF, semiconductors. Our proprietary SmartPintm technology enables multiple semiconductor devices to be tested simultaneously, or in parallel, on an individual test system, permitting greater test throughput. We believe that our technology and ATE architecture offer significant test speed and precision, leading to high production yields. Our modular and scalable test systems are designed to provide our customers with cost-efficient, customized solutions. Semiconductors tested by our systems are incorporated into a wide range of products in high-growth markets, including digital cameras, MP3 players, cellular telephones, video/multimedia products, automotive electronics, computer peripherals, and notebook and desktop computers.
      Semiconductor manufacturers continuously strive for manufacturing and process improvements in order to satisfy the demand for smaller, better performing and lower cost semiconductors. Semiconductor manufacturers are aggressively pursuing strategies to reduce their overall cost-of-test by increasing the throughput of their test systems. Cost-of-test includes the initial ATE and ancillary equipment purchase price, as well as set-up and operating costs, and is often the most significant manufacturing cost, particularly for high-volume, low-cost devices. For these types of devices, ATE throughput, or the number of devices that can be tested in a given unit of time on a single test system, is a key determinant of cost-of-test per device and of a manufacturer’s ability to compete profitably.
      We were founded and began providing test solutions in 1976. Since October 1, 2003, we have delivered approximately 450 test systems to more than 50 customers worldwide including Fairchild Semiconductor International, Inc., Guidant Corporation, Intersil Corporation, National Semiconductor Corporation, ON Semiconductor Corporation, STATS ChipPAC Ltd. and Texas Instruments Incorporated. For our fiscal year ended September 30, 2005, we had net revenue of $63.5 million and net income of $7.4 million.

Our Solution
      Our test systems are designed to enable our customers to achieve low overall cost-of-test per device, thereby lowering their semiconductor production costs and improving their profit opportunity. Based on informal feedback from customers, we believe that our test systems offer customers a competitive overall test solution relative to their current test solution, which may be a test system provided by one of our competitors, such as Credence Systems Corporation, LTX Corporation or Teradyne, Inc., a test system internally developed by such customer, or one of our previous generation test systems. The aspects of our solution that facilitate low cost-of-test include:

•	Increased Throughput. Our test systems are designed to reduce the time required to complete the test process for each individual device and to enable high-speed, simultaneous testing across multiple sites on the same test system.

•	Improved Yield with Precision and Repeatability. Our proprietary technology and product architecture are designed to achieve a high degree of test precision and repeatable results for analog and digital parameters in order to achieve higher test yields resulting in significant cost savings for our customers.

•	Scalable and Flexible Architecture. Our architecture is designed to enable our customers to tailor their test system capabilities to the specific testing needs of their devices, and to quickly and cost-effectively upgrade or reconfigure their ATE as their testing needs evolve.

•	Lower Switching Costs. We have developed a proprietary, adaptable interface that enables our test systems to operate using other vendors’ device under test, or DUT, boards, as well as earlier generations of our DUT boards. This allows our customers to easily migrate from competing test platforms or earlier generations of our own product line to a more cost-effective Eagle Test solution.

Our Growth Strategy
      Our objective is to strengthen our position as a leading provider of semiconductor test solutions. Key elements of our strategy include:

•	Innovate to Enable Low Overall Cost-of-Test. We intend to leverage our technology and architecture to further enable multi-site, parallel testing, higher throughput and greater test precision, while offering customers the flexibility to upgrade and reconfigure existing test systems as their testing needs evolve.

•	Focus on High-Volume, Cost Sensitive Devices. We focus on delivering test systems for high-volume, high-performance analog, mixed-signal and RF devices. These devices are used in a broad and growing range of high-volume consumer products such as cellular telephones, computers, digital cameras, MP3 players and automotive electronics. Decreasing the cost-of-test will become increasingly important to device manufacturers competing in these markets as their products experience reductions in average selling prices, or ASPs. We believe our focused approach enables us to better serve these markets than vendors who compete across a broader range of markets.

•	Increase Our Market Share within Our Targeted Markets. We seek to increase our sales to existing and new customers by expanding the quantity and types of devices that we test, including additional devices that our customers and prospective customers currently test on competitors’ test systems. During fiscal 2005, we significantly expanded our global presence with the opening of five new offices in Asia and Europe, and intend to continue to make additional investments in our sales, marketing and service operations in these markets.

•	Expand Our Addressable Markets by Broadening Test Capabilities. Through new product enhancements and expanded customer focus, we have recently begun to expand our addressable markets to include test solutions for other mid to low-complexity semiconductors such as discrete devices, data converters and automotive products. We believe that our demonstrated expertise and proven value proposition in the analog, mixed-signal and RF device markets which are characterized by high-volume and cost-sensitive products, such as power and battery management devices, should enable us to compete effectively in these newer markets which present similar cost-of-test challenges.

•	Maintain Profitable Growth Through Our Flexible Business Model. We outsource a substantial portion of our subassembly manufacturing functions to third parties, and focus our manufacturing efforts on final test, assembly and integration. This allows us to be flexible during industry downturns while maintaining the quality of our products. In addition, our modular system architecture is designed to allow us to offer new products and enhancements in a short period of time and at low incremental cost. These strategies provide us with a flexible business model and better enable us to respond to the cyclical changes in our industry.

Risk Factors
      Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. Principal risks of our business include:

•	The semiconductor industry is highly cyclical with recurring periods of over-supply that adversely affect our business. Because downturns often occur very rapidly, we cannot adequately foresee their timing and extent or their effect on customer orders and our revenue.

•	In the past we have experienced, and in the future we expect to experience, fluctuations in our revenue and results of operations from quarter to quarter due to a variety of factors.

•	We depend on a small number of customers for a significant portion of our sales. Our customers are not obligated by long-term purchase contracts, and may cancel orders with little regard for potential penalties.

•	We face difficulty in obtaining new customers because of the high cost of switching test equipment vendors in our markets. Unless our test systems offer substantial performance or cost advantages that materially outweigh a customer’s expense of switching to our test systems, it will be difficult for us to achieve significant sales to that customer once it has selected another vendor’s test system for an application.

•	Some of our competitors and potential competitors have greater financial, engineering, manufacturing and marketing resources than we do. Some of our competitors also have broader product offerings than we do, since our products are not designed to test semiconductors with high digital capacity. We may not be able to compete effectively with products introduced by any current or new competitors, which would have an adverse effect on our revenue and results of operations.

Our Corporate Information
      We were founded as an Illinois corporation in 1976 and will be merged into a newly-formed Delaware corporation immediately prior to this offering. Our principal executive offices are located at 2200 Millbrook Drive, Buffalo Grove, Illinois 60089. The telephone number of our principal executive offices is (847) 367-8282, and we maintain a website at www.eagletest.com. Information contained on our website does not constitute a part of this prospectus.
      We own, have rights to, or have applied for the trademarks and trade names that we use in conjunction with our business, including Eagle Test Systems and our logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by Eagle Test	Shares

Common stock offered by the selling stockholder	Shares

Common stock to be outstanding after this offering	Shares

Use of proceeds	We expect to receive net proceeds from the offering of approximately $ million. We intend to use the net proceeds from the offering as follows:

• approximately $31.6 million to repurchase from investment funds affiliated with TA Associates, Inc. all of the senior subordinated notes to be outstanding immediately following the conversion of our senior subordinated convertible notes;

• $32.5 million to redeem from investment funds affiliated with TA Associates, Inc. all of the shares of redeemable preferred stock to be outstanding immediately following the conversion of our series A convertible preferred stock; and

• the balance of the net proceeds for general corporate purposes, including working capital and possible acquisitions and investments.

TA Associates, Inc. holds a controlling interest in us. One of our directors, Mr. Child, is a managing director of TA Associates, Inc. See “Principal and Selling Stockholders.”

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder. The selling stockholder is an entity controlled by our chief executive officer in which our chief operating officer, among others, has a pecuniary interest. See “Principal and Selling Stockholders.”

Proposed Nasdaq National Market symbol	“EGLT”
      The number of shares of our common stock to be outstanding following this offering is based on 14,511,535 shares of our common stock outstanding as of September 30, 2005. This number excludes 703,111 shares subject to options granted as of September 30, 2005 at a weighted average exercise price of $8.29 per share, and 280,679 additional shares reserved as of September 30, 2005 for future issuance under our stock-based compensation plans.
      Unless otherwise indicated, the share information in this prospectus is as of September 30, 2005 and has been adjusted to reflect or assumes the following:

•	a -for- stock split of our common stock to be effected immediately prior to the effectiveness of this offering;

•	the conversion of all outstanding shares of our series A convertible preferred stock into 8,590,248 shares of our common stock and 3,436 shares of our redeemable preferred stock immediately prior to the completion of this offering, and the immediate redemption of such redeemable preferred stock;

•	the issuance of 525,040 shares of common stock upon the exercise of warrants, with an exercise price of $0.01 per share, to be outstanding immediately prior to the completion of this offering as a result of the conversion of our senior subordinated convertible notes;

•	our reincorporation by merger in Delaware immediately prior to the effectiveness of this offering, and the filing of our second amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the completion of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
(In thousands, except share and per share data)
      The tables below summarize our financial data as of the date and for the periods indicated. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Year Ended September 30,

	2003	2004	2005

Consolidated Statement of Net Income Data:
Net revenue	$55,766	$111,210		$63,477
Cost of goods sold	20,457	37,337		26,596

Gross profit	35,309	73,873		36,881
Operating expenses
Selling, general and administrative	16,491	23,932		21,066
Research and development	3,113	6,051		7,883
Write-off of offering expense	—	1,858		—

Operating income	15,705	42,032		7,932
Interest expense	31	3,887		3,910
Increase (decrease) in value of warrants	—	1,548		(599)
Other (income) and expense	(636)	(408)		(2,274)

Income before taxes	16,310	37,005		6,895
Provision (benefit) for income taxes	6,706	14,952		(524)

Net income	$9,604	$22,053		$7,419

Earnings Per Common Share Data:
Net income per share, basic	$0.67	$1.58		$0.53
Net income per share, diluted	0.67	1.46		0.36
Supplementary pro forma net income per share (unaudited)(1)			$

Weighted average shares outstanding, basic	14,365,017	5,396,248		5,396,248
Weighted average shares outstanding, diluted	14,390,337	14,009,533		14,513,227

Selected Operating Data:
Gross margin	63.3%	66.4%		58.1%
Operating margin	28.2%	37.8%		12.5%

(1)	The number of shares used in the calculation of supplementary pro forma net income per common share includes 525,040 shares of common stock, which will be issued at the closing of this offering upon the exercise of common stock warrants, and shares of common stock to be sold in this offering to generate net proceeds sufficient to repay the senior convertible notes and to redeem the redeemable preferred stock (assuming a price per share of $ , the mid-point of the range of the estimated price in this offering). Supplementary pro forma net income used in the calculation of September 30, 2005 supplementary pro forma net income per share reflects the elimination of decrease in value of warrants of $599 and a reduction in interest expense of $3,882 associated with the senior convertible notes.

     The table below summarizes our consolidated balance sheet as of September 30, 2005 on an actual basis, on a pro forma basis to give effect to the conversion of our series A convertible preferred stock and the conversion of our senior subordinated convertible notes, and on an as adjusted basis to reflect the sale of                      shares of common stock that we are offering at an assumed initial public offering price of $           per share, and the application of the estimated net proceeds therefrom as described in “Use of Proceeds.”

	As of September 30, 2005

	Actual	Pro Forma	As Adjusted

		(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$22,676
Working capital	41,617
Total assets	66,171
Redeemable warrants(1)	2,667
Senior subordinated convertible notes	28,843
Senior subordinated notes	—
Series A convertible preferred stock	65,000
Redeemable preferred stock	—
Total stockholders’ equity (deficit)	(44,587)

(1)	All warrants will be exercised upon the completion of this offering, and accordingly, this obligation is eliminated on an as adjusted basis.

RISK FACTORS
      You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operation may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.
Risks Related to Our Business and Industry

The highly cyclical nature of the semiconductor industry could adversely affect our operating results.
      Our business and operating results depend to a significant extent on capital expenditures by companies in the semiconductor industry that purchase our ATE. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply. These cycles typically have a disproportionately negative impact on capital equipment manufacturers, including providers of test systems like Eagle Test. In most cases, the decrease in capital expenditures for test systems by our customers is more pronounced than the downturn in the overall semiconductor industry.
      We believe that the semiconductor industry is emerging from a downturn, which affected the industry in late 2004 and in the first half of 2005. A similar yet more severe and prolonged downturn occurred between 2001 and 2003. Such downturns will likely recur, and because they often occur very rapidly, we cannot adequately foresee their timing and extent, or their effect on customer orders and revenues. If we do not accurately predict the timing or extent of a downturn, we may not adequately reduce our operating expenses in light of decreased revenue, which will adversely affect our financial performance, and potentially our stock price. During the most recent industry downturn, our net revenue and net income decreased abruptly from $111.2 million and $22.1 million, respectively, in fiscal 2004 to $63.5 million and $7.4 million, respectively, in fiscal 2005. During downturns we experienced, and in the future we may experience:

•	decreased customer orders, test systems shipments and revenue;

•	decreases in backlog;

•	decreases in the ASPs of our test systems;

•	delays in order commitments;

•	lower operating margins;

•	increases in order cancellations and customer-requested shipment delays;

•	excess production capacity;

•	delays in collecting accounts receivable; and

•	excessive inventory levels.
      As a result of these and other factors, industry downturns are expected to negatively impact our business and financial performance. Moreover, such downturns, or the speculation about such downturns by investors or industry analysts, may have a material adverse effect on our stock price.

Our quarterly operating results may fluctuate significantly from period to period and this may cause our stock price to decline.
      In the past we have experienced, and in the future we expect to experience, fluctuations in revenues and results of operations from quarter to quarter. In fiscal 2005, for instance, our net revenue decreased from $20.2 million in the quarter ended December 31, 2004 to $8.6 million in the quarter ended March 31, 2005 and increased from $6.2 million in the quarter ended June 30, 2005 to $28.5 million in the quarter ended September 30, 2005. These fluctuations can be caused by a variety of factors including:

•	rapid shifts in demand for, or acceptance of, our products as a result of the cyclical nature of the semiconductor equipment industry or otherwise, often resulting in sharp reductions in equipment sales during industry downturns and increased equipment sales during periods of industry recovery;

•	the loss of a significant customer or reduced capital spending by a customer;

•	delays, cancellations or reschedulings, or other changes in the timing or terms of product shipments;

•	acceleration or postponement of existing customer order delivery dates;

•	delays in acceptance of products as a result of our failure to meet customers’ specifications;

•	the timing of our new product introductions, and market acceptance of our new products and enhanced versions of our existing products;

•	our competitors’ announcements of new products, services or technological innovations, which can, among other things, render our products less competitive;

•	competitive pressures resulting in lower ASPs for our test systems;

•	lower gross margins in any period due to changes in our product mix or increased prices for components;

•	our inability to quickly reduce our fixed costs or management’s decision to maintain headcount notwithstanding decreased demand for our products;

•	disruptions in our manufacturing or in our supply of components, causing us to delay shipment of our products; and

•	write-offs of excess or obsolete inventory and accounts receivable that are not collectible.
      A significant portion of our revenue is derived from the sale of a relatively small number of test systems. Accordingly, a decline in the number, or change in the timing or terms, of the test systems we sell from quarter-to-quarter may also cause significant changes in our results of operations. This, in turn, would likely cause a decline in the market price of our common stock.
      We believe that quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful or an accurate indicator of our future performance. Because of this difficulty in predicting future performance, our results of operations may fall below the expectations of securities analysts or investors in future quarters. Our failure to meet these expectations would likely cause a decline in the market price of our common stock.

We depend on a small number of customers for a significant portion of our sales, and the loss of any of these customers will adversely affect our revenue.
      A small number of customers has accounted for a significant portion of our revenue in any particular period. In fiscal 2005, sales to Texas Instruments Incorporated accounted for 44.3% of our net revenue, and sales to our five largest customers accounted for an aggregate of 66.9% of our net revenue. In fiscal 2004, sales to National Semiconductor Corporation and Texas Instruments Incorporated accounted for 36.1% and 31.9% of our net revenue, respectively, and sales to our five largest customers accounted for an aggregate of 79.2% of our net revenue. We expect that we will continue to depend on a small number of customers to account for a significant percentage of our revenue for the foreseeable future. Our customers, including our most significant customers, are not obligated by long-term contracts to purchase our test systems, and may cancel orders with little regard for potential penalties. If any of our large customers reduces or cancels its purchases from us for any reason, it could have an adverse effect on our revenue and results of operations.

We face difficulty in obtaining new customers because of the high cost of switching test equipment vendors in our markets.
      Semiconductor companies typically select one vendor’s systems for testing an entire product family of semiconductors, and make substantial investments to obtain test systems and ancillary equipment, and to develop related test program software. Once a semiconductor company has implemented a test system for a product family of semiconductors, it is often difficult and costly to switch to another vendor’s test system because the test system is often part of the product specifications for a newly developed device. Accordingly, unless our test systems offer substantial performance or cost advantages that materially outweigh a customer’s expense of switching to our test systems, it will be difficult for us to achieve significant sales to that customer once it has selected another vendor’s test system for an application.

Our sales cycle is long, requires significant investment, and may not result in additional sales.
      Our customers generally take considerable time to evaluate our test systems, and many people are involved in the evaluation and decision-making process. Our product sales cycle typically ranges from six to nine months. Sometimes our sales cycle can be much longer, particularly when the sales process involves developing new test programs for our customers or the introduction of new products. During the sales process, we commit substantial time and financial resources to our sales efforts prior to receiving any revenue. Despite these efforts, we may never receive any revenue from such potential customers. The length of time it takes for us to complete a sale and the extent of our investment depends on many factors, including:

•	the capital expenditure budgets and capital equipment needs of our customers;

•	the willingness and ability of customers to incur the expense of adopting new product platforms;

•	the internal technical capabilities and sophistication of our customers;

•	the efforts and effectiveness of our sales force; and

•	the need for and our success in demonstrating our technical and manufacturing capabilities to meet our customers’ requirements.
      In addition, if we do make a sale to a new customer, the customer may purchase only one of our test systems, or may evaluate a test system’s performance for a lengthy period of time before considering whether to purchase any additional test systems from us. Variations in the length of the period between purchases by new customers can cause our revenue and results of operations to vary widely from period to period.

We face substantial competition that, among other things, may adversely affect our sales and may lead to price pressure.
      We face substantial competition in the ATE market throughout the world. Our principal competitors include Credence Systems Corporation, LTX Corporation and Teradyne, Inc. Some of these competitors have greater financial, engineering, manufacturing and marketing resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products, which could impair our revenue. Some of these competitors also have broader product offerings, larger installed customer bases and more extensive customer support capabilities than we do. We expect our competitors to continue to improve the performance of and support for their current products and to introduce new products, technologies or services that could adversely affect sales of our current and future products. In addition, other test equipment companies that do not currently focus on our target markets could choose to do so. We may not be able to compete effectively with any new or current competitors, which would have an adverse effect on our revenue and results of operations.
      Our competitors may also elect to reduce the prices of their products in order to increase their market share or obtain new customers, leading to a reduction in test system ASPs throughout our industry. We may be required to react to these and other competitive dynamics. Any decrease in the prices of our test systems or any increase in the discounts granted to our customers could adversely impact our growth, revenue and results of operations.

We rely on a few key employees and our success depends on our ability to hire and retain key personnel.
      Our future success depends in large part on the continued service of our key executive officers, including Leonard Foxman, our founder and Chief Executive Officer, Theodore Foxman, our Chief Operating Officer, and Stephen J. Hawrysz, our Chief Financial Officer. Leonard Foxman has managed us since our inception and would be extremely difficult to replace. We are also dependent on the continued service of our key research, engineering, manufacturing, marketing and sales personnel, each of whom possesses unique skills and experience. Although we have employment and non-competition agreements with each of our executive officers, these individuals or other key employees may nevertheless leave us. Because these employees would be difficult to replace, the loss of any of our key employees could have an adverse effect on our business, financial condition and results of operations. Also, to support our current operations and future growth, we will need to attract and retain additional qualified employees. Competition for qualified personnel in the technology area is intense, and we operate in several geographic locations where labor markets are particularly competitive.
      Our future success depends to a significant extent on the ability of our executive officers and other members of our management team to operate effectively, both individually and as a group. Our business may be harmed if we do not successfully allocate responsibilities among our management team or if some members of our management team do not succeed in their roles.

If we fail to maintain adequate internal control over financial reporting, if we are unable to timely complete our assessment of the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm cannot attest to our assessment of our internal control over financial reporting, we may be subject to regulatory sanctions and a loss of public confidence and the trading price of our stock could be negatively impacted.
      As a closely-held company with no prior public reporting obligations, historically we operated on a cash basis for tax and accounting purposes and had committed limited personnel and resources to the development of our internal financial controls and systems. We did not engage independent auditors to perform an audit of our financial statements prior to the audit of our financial statements for the three years ended September 30, 2003. In connection with the audit of the financial statements for the three years ended September 30, 2003, our independent auditors provided us comments and recommendations regarding our internal controls and procedures. While our auditors did not identify any material weaknesses in our internal controls during the course of the financial statement audit, they identified a number of areas for improvement including: a need to increase our resources with personnel experienced in financial reporting, the need to perform analysis and reconciliation of certain accounts on a timely basis, the creation of various accounting policies and procedures, strengthening our inventory and standard cost accounting functions, accelerating the closing process for producing more timely financial statements, segregating duties in key accounting functions, and finalizing documentation of our internal accounting and disclosure controls and procedures.
      Since receiving these recommendations, we have devoted significant resources to improve our internal control over financial reporting. Specifically, we have increased our resources with personnel experienced in financial reporting, including hiring a new Chief Financial Officer and Chief Accounting Officer, performed analysis and reconciliation of accounts on a more timely basis, developed various accounting policies and procedures to strengthen our inventory and standard cost accounting functions, accelerated the closing process for producing more timely financial statements, segregated duties in key accounting functions, and documented our internal accounting and disclosure controls and procedures. We will continue to evaluate the effectiveness of our internal controls and procedures on an on-going basis.
      Effective internal reporting controls are necessary for us to provide reliable financial reports and effectively detect and prevent fraud. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required beginning with our fiscal year ending September 30, 2007 to include in our annual report our assessment of the effectiveness of our internal control over financial reporting. Furthermore, our registered independent public accounting firm will be required to report on our assessment of the effectiveness of our internal control over financial reporting and separately report on the effectiveness of our internal control over financial reporting. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot attest to our assessment, we may be subject to regulatory sanctions and a loss of public confidence. Also, the lack of effective internal control over financial reporting may adversely impact our ability to prepare timely and accurate financial statements.

We have grown rapidly and if we fail to manage our growth, our business will suffer.
      Although we commenced operations in 1976, over the past five years we have experienced, and continue to experience, rapid growth in our operations. This growth has included hiring key personnel, relocating our manufacturing facility, entering foreign markets and developing new customer relationships. We anticipate that further expansion of our operations will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a substantial strain on our management, operational and financial resources. In order to manage future growth, we will be required to improve existing, and implement new, operating and management systems, procedures and controls. We also need to hire, train and manage additional qualified personnel. A significant factor in our growth has been a substantial increase in customer demand for our products. If we do not effectively manage our growth, including the addition and training of new personnel, we will not adequately satisfy such demand. In addition, the quality of our test systems or our ability to manufacture and ship our test systems on a timely basis could suffer. This could negatively impact our reputation, revenue and results of operations and lead to order cancellations or a decrease in order volume.

If we are not successful in developing new and enhanced products, we will lose market share to our competitors and our operating results will suffer.
      We operate in an industry that is characterized by evolving industry standards and rapid technological advancements. To remain competitive, we must design, develop and introduce in a timely manner new test systems or improve our existing test systems in order to meet the performance and price demands of our customers and prospective customers. Our success in this regard will depend on many factors, including our ability to:

•	successfully develop and commercialize innovative products that are differentiated from our competitors’ offerings;

•	properly and quickly identify customer needs and anticipate technological advances and industry trends;

•	quickly adjust to changing industry conditions and product announcements by competitors; and

•	establish manufacturing processes that will enable us to build and timely deliver new or enhanced products to specification in sufficient volumes.
      We must devote resources to research and development to remain innovative and competitive with rapidly evolving industry technologies and emerging trends. In light of the long product development cycles inherent in our industry, development of new products generally requires a substantial investment well before commercial viability or the prospect of deriving any revenue from new products. The future success of our new technologies, products and services also depends on broad acceptance among our customers. In addition, new methods of testing semiconductors may be developed. These developments may render our products uncompetitive or obsolete. If we fail to adequately predict our customers’ needs and technological advances, we may invest heavily in the research and development of products and services that do not lead to significant revenue, or we may fail to invest in research and development necessary to satisfy evolving customer demands.

Products that do not meet customer specifications or that contain defects could cause us to lose customers and revenue.
      We must develop and deliver reliable customized hardware and software to meet our customers’ specific ATE requirements. The complexity and ongoing development of our products could lead to design or manufacturing problems. If any of our products fails to meet specifications, the customer may delay or reject acceptance of the test system and the recognition of revenue from these sales will be delayed or forfeited. Moreover, if any of our products has reliability or quality problems, we may be required to replace the test system or issue the customer an equipment credit in accordance with the customer’s warranty terms. If these quality problems occur, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in revenue, an increase in product returns, the loss of existing customers and/or the failure to attract new customers.

You should not rely on our level of backlog as an indication of our future revenues.
      Our backlog, calculated on the basis of unfilled purchase orders with a firm delivery date for all products and services, was $4.7 million at September 30, 2005 and $12.2 million at September 30, 2004. Since customers typically cancel or delay their orders with little regard for potential penalties, and since new order volume may decrease very rapidly, our backlog, if any, at any particular date is not necessarily indicative of our future backlog or actual sales that may be generated for any succeeding period. Any change in our manufacturing capacity and the time it takes to ship our products will affect our level of backlog. Historically, our backlog levels have also fluctuated based on our customers’ ordering patterns and our inability to predict order trends in the semiconductor industry with any certainty. During an industry downturn, our backlog could be substantially reduced or eliminated. Accordingly, you should not rely on our level of backlog as an indication of our future revenues.

We obtain some of the components and subassemblies included in our test systems from a limited number of suppliers and subcontractors, which may result in production delays, loss of revenue or increased costs.
      We obtain some of the components and subassemblies included in our test systems from a limited number of, or in some cases sole source, suppliers and subcontractors with whom we do not have long-term, or in some cases written, contracts. These suppliers and subcontractors are under no obligation to supply our requirements. This reliance gives us less control over the manufacturing process and exposes us to significant risks. Identifying and qualifying new or alternative sources of these materials can be a lengthy and difficult process. From time to time, we may be unable to obtain an adequate supply of components or subassemblies. In addition, the lead time required for shipments of some of our components or subassemblies can be lengthy and such lead time may increase in periods of heightened demand. We may also experience increases in the prices of these components or subassemblies, delays in delivery and poor component or subassembly quality. If we are unable to accurately predict our component and subassembly needs, if our supply is disrupted or delayed, if any of the components or subassemblies on which we rely are discontinued due to obsolescence or otherwise, or if we otherwise experience any other adverse change in our relationships with these suppliers or subcontractors, we would experience a delay in shipments of our test systems, damage to our customer relationships, an increase in our production costs and/or a reduction in our sales, any of which could have an adverse effect on our revenue and results of operations.

If we cannot accurately plan the production of products to meet our customers’ demands, we could incur excess inventory or miss sales opportunities.
      Due to the volatile nature of our industry, we cannot predict with certainty future levels of purchase orders. In anticipation of future orders, we typically order components and subassemblies and build some inventory in advance of the receipt of actual purchase orders. If we do not obtain orders as we anticipate, or if orders are cancelled, we could have excess inventory for a specific product that we would not be able to return to our suppliers, potentially resulting in inventory write-offs, which could have an adverse effect on our results of operations. For example, in fiscal 2005, we experienced a period of excess component inventory during an industry downturn and due to our inability to adequately forecast an adverse change in demand for our products. This inventory situation was further exacerbated by our inability to return inventory to suppliers.
      Alternatively, if we underestimate our component and subassembly needs, we may not be able to meet the demand for our test systems on a timely basis and we may miss opportunities for additional sales of our test systems, which could have an adverse effect on our results of operations and customer relationships.

Our manufacturing activities are conducted at a single facility, and any prolonged disruption in the operations of that facility could have a material adverse effect on our revenue.
      Once we receive subassemblies and other components from our subcontractors and suppliers, we complete the production of all of our test systems in our manufacturing facility located in Buffalo Grove, Illinois. Any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction or damage as a result of a fire or extreme weather conditions or any other reason, could seriously harm our ability to satisfy our customers’ order deadlines. If we cannot deliver our test systems in a timely manner, our reputation, revenue and results of operations could be adversely affected.

We have no experience with acquiring other companies and our future efforts to do so may subject us to significant costs without the realization of the anticipated benefits of those acquisitions.
      Once we become a public company, we believe we will have more opportunities to make acquisitions of, or significant investments in, complementary companies, products or technologies, although no acquisitions or investments are currently pending or planned. This is due to the fact that we will have additional available capital for these purposes, as well as a market-determined value for our common stock. To date, our management has had very little experience completing acquisitions or managing the integration of acquisitions. Accordingly, we cannot guarantee you that we will be able to successfully complete or integrate any business, products, technologies or personnel that we might acquire or seek to acquire in the future, and our failure to do so could harm our business. Furthermore, any future acquisitions, if completed, would subject us to many risks, including:

•	difficulties in integrating the products, operations or personnel of acquired companies into our business;

•	diversion of our management’s attention from our ongoing operations;

•	additional expenses associated with amortization of acquired assets or impairment of acquired goodwill;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	potential impairment of existing relationships with employees, suppliers and customers as a result of the difficulties in integration of new management personnel; and

•	dilution to our stockholders in the event we issue stock to finance an acquisition or increased leverage if we incur debt to finance an acquisition.

Economic, political and other risks associated with international sales and operations, particularly in Asia, could adversely affect our revenue.
      Because our products and services are sold worldwide, we are subject to the risks associated with conducting business internationally. The percentage of our net revenue shipped outside the U.S. was 53.8% in fiscal 2005, 78.4% in fiscal 2004 and 57.9% in fiscal 2003. We anticipate that international sales will continue to account for a significant portion of our revenue for the foreseeable future. Our international operations subject us to many risks, including:

•	economic and political instability;

•	compliance with foreign and domestic laws and regulations;

•	changes in foreign and domestic legal and regulatory requirements or policies resulting in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;

•	longer payment cycles common in foreign markets;

•	difficulties in staffing and managing our international operations;

•	less favorable foreign intellectual property laws making it more difficult to protect our technology from appropriation by competitors;

•	potentially adverse tax treatment;

•	difficulties with distributors;

•	difficulties collecting our accounts receivable; and

•	natural disasters.
      In particular, the economies of Asia have been highly volatile in the past, resulting in significant fluctuations in local currencies and other instabilities. In recent years, many countries in Asia have experienced weakness in their currency, banking and equity markets as a result of certain events, including the occurrence of severe acute respiratory syndrome, or SARS. These instabilities continue and may recur. Our exposure to the business risks presented by the economies of Asia will increase to the extent that we continue to expand our operations in that region. These instabilities, including those resulting from any additional outbreak of SARS or a potential outbreak of avian influenza, could delay customer acceptance of our products or prevent us from installing or servicing our products sold in the affected region.

We could experience a decline in international sales due to currency fluctuations.
      All of our international sales are denominated in U.S. dollars. As a result, if the U.S. dollar rises in relation to foreign currencies, our test systems will become more expensive to customers outside the U.S. and less competitive with systems produced by local competitors. These conditions could adversely impact our international sales volume or force us to lower our prices internationally. In the past, there have been, and in the future there may be, significant fluctuations in the exchange rates between the U.S. dollar and the currencies of countries in which we do business. In addition, competitive conditions in the future may require us to enter into purchase orders denominated in foreign currencies. While we have not entered into foreign currency hedging arrangements in the past, we may do so in the future. We cannot assure you that any hedging transactions we may enter into will be effective or will not result in foreign exchange hedging losses.
Risks Related to Intellectual Property

Third parties may claim we are infringing their intellectual property rights, and we could be prevented from selling our products or services, or suffer significant litigation or licensing expenses, even if these claims have no merit.
      Our competitive position is driven in large part by our proprietary products, processes and services, such as SmartPintm and our floating resource architecture. Third parties, however, may claim that we or our products, systems or operations are infringing their intellectual property rights, and we may be unaware of intellectual property rights of others that may cover some of our assets, technology, products and services. Any litigation regarding patents, trademarks, copyrights or other intellectual property rights, even those without merit, could be costly and time consuming, and divert our management and key personnel from operating our business. The complexity of the technology involved and inherent uncertainty and cost of intellectual property litigation increases our risks. If any third party has a meritorious or successful claim that we are infringing its intellectual property rights, we may be forced to change our products, services or manufacturing processes, which may be costly or impractical. If we are unable to make such changes to avoid infringing third party intellectual property rights, we may be forced to enter into royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all, and we may therefore be required to cease the infringing aspect of our operations. This may require us to stop selling our products as currently engineered, which could harm our competitive position. We also may be subject to significant damages or injunctions that prevent the further development of certain of our products or services.

Third parties may infringe or design around our intellectual property rights, and we may expend significant resources enforcing our rights or suffer competitive injury.
      Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. We may be required to spend significant resources to establish, monitor and protect our intellectual property rights. We may not be able to detect infringement and we may lose our competitive position in the market before we do so. If we fail to successfully protect our intellectual property rights, or competitors design around our technology or develop competing technologies, our competitive position could suffer, which could harm our results of operations.
      We own two patents. These patents or any new patents may not be sufficient in scope or strength to provide us with a significant competitive advantage, and the validity or scope of the patents may be challenged by third parties. We may not be able to develop additional proprietary technology that is patentable. If we do file patent applications on additional technology, the applications may not be allowed. Moreover, the scope of our patents is limited, which could allow competitors to design around the scope of our patents.
      In addition to patent protection, we rely on trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees and other third parties. However, in the event these agreements may be breached, we may not have adequate available remedies. Our confidential and proprietary information and technology might also be independently developed by or otherwise become known by third parties, which may damage our competitive position.
      We have filed federal trademark applications to help protect certain trademarks that we use in conjunction with our business, including EAGLE TEST SYSTEMS, EAGLE TEST SYSTEMS (& design), SMARTPIN, SIMULTEST, CHAMELEON, EAGLE VISION, PATTERN-BASED TESTING and our Eagle logo. Our pending applications may not be registered by the U.S. Patent and Trademark Office, and third parties may challenge the validity or scope of the trademark applications or registrations.
      Despite our proprietary rights, there can be no assurance that others will not develop similar products, duplicate our products or design around our products.

Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States.
      We have not sought patent protection or registered our trademarks outside the U.S., which may impair our ability to use or protect our technology and brand in foreign jurisdictions.
      Furthermore, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the U.S. Many U.S. companies have encountered substantial problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we have sold and continue to sell our systems. There is a risk that our means of protecting our proprietary rights may not be adequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our test systems, even if unauthorized, thus likely reducing our sales in these countries.

Risks Related to this Offering

The price of our common stock may be volatile.
      Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. We cannot predict the prices at which our common stock will trade. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay in this offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The trading prices of the common stock of our publicly traded competitors in the ATE industry, and the trading prices of publicly traded companies in the semiconductor industry generally, have been particularly volatile. We believe the trading price of our common stock will be similarly volatile after this offering. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Beyond general economic or market conditions and trends, factors affecting our business and industry that could cause fluctuations include, but are not limited to, the following:

•	our inability to accurately predict future downturns in the semiconductor industry and scale our operations accordingly, and, correspondingly, our ability to meet increased demand during periods of industry rebound;

•	new product introductions, which may require us to incur additional costs in early production phases;

•	significant volatility in the market price and trading volume of ATE companies and other semiconductor equipment companies;

•	announcements of technical innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	catastrophic events;

•	securing or losing a material customer or customers given our significant customer concentration;

•	sales or distributions of large blocks of our stock; or

•	departures of key personnel.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.
      Upon completion of this offering we will have                      shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, of which our current stockholders will hold                      shares. If our existing stockholders or their distributees sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress the trading price of our common stock. All of our existing stockholders, other than our employee stock ownership plan, will be subject to the lock-up agreements with the underwriters, as described in “Underwriting,” and will be subject to the Rule 144 requirements, as described in “Shares Eligible for Future Sale.” Our underwriters may release all or a portion of the shares subject to the lock-up agreements at their discretion. After all of these lock-up agreements are no longer binding, and applicable holding periods have elapsed, an aggregate of                      shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution to the pro forma net tangible book value of the shares that you acquire.
      If you purchase shares of common stock in this offering, you will experience immediate dilution to the pro forma net tangible book value of the shares you acquire equal to $           per share, because the price that you pay, assuming an initial public offering price of $           per share, would be substantially greater than the pro forma net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will also experience dilution upon the exercise of stock options to purchase common stock granted to our employees under our equity incentive plans.

Certain of our principal stockholders will receive a material benefit from the completion of this offering.
      In September 2003, Eagle Test and its stockholders completed a series of transactions involving investment funds affiliated with TA Associates, Inc., a private equity firm based in Boston, Massachusetts. In connection with these transactions, investment funds affiliated with TA Associates, Inc., which we collectively refer to in this prospectus as “TA Associates”, purchased from us 3,436 shares of our series A convertible preferred stock and an aggregate of $30.0 million in principal amount of senior subordinated convertible notes. Upon completion of this offering:

•	the senior subordinated convertible notes will be converted into senior subordinated notes and warrants to purchase an aggregate of 525,040 shares of our common stock; and

•	the shares of series A convertible preferred stock will convert into 8,590,248 shares of our common stock and 3,436 shares of our redeemable preferred stock.
      As required by the terms of the redeemable preferred stock and the senior subordinated notes, we will immediately redeem all of the outstanding shares of redeemable preferred stock upon issuance for an aggregate of $32.5 million and immediately repurchase all of the outstanding senior subordinated notes for an aggregate of approximately $31.6 million, including accrued and unpaid interest. TA Associates has agreed to exercise the warrants to be issued as a result of the conversion of our senior subordinated convertible notes in connection with the completion of this offering. The aggregate of approximately $64.1 million to be paid to TA Associates represents an aggregate of approximately      % of the estimated net proceeds to be received by us in this offering. See “Certain Relationships and Related Transactions — Arrangements with TA Associates.”

If securities or industry analysts do not regularly publish research reports or financial forecasts about our business, or if they issue an adverse opinion regarding us or other companies in our industry, our stock price could decline.
      The trading market for our common stock will be influenced by the research reports and opinions that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of our company or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.
      In the event that we do obtain analyst coverage, if one or more of the analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriters of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

Officers, directors and principal stockholders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.
      Our principal stockholders, directors and executive officers and entities affiliated with them will beneficially own approximately      % of the outstanding shares of our common stock after this offering. As a result, these stockholders will significantly influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. The interests of these stockholders may differ from yours and these stockholders may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Accounting for employee stock options using the fair value method could significantly reduce our net income.
      In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123R). SFAS 123R requires us to expense stock options based on grant date fair value in the income statement. Further, SFAS 123R requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We are evaluating the requirements of SFAS 123R and have not determined the impact implementation will have on our results of operations and earnings per share. We anticipate adopting SFAS 123R effective October 1, 2005. See Notes 2 and 12 of Notes to Consolidated Financial Statements included in this prospectus for a more detailed presentation of accounting for stock-based compensation plans.
Risks Related to Delaware Law and Our Charter Documents

Provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.
      Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors is divided into three classes serving staggered three-year terms;

•	only our board of directors may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	stockholder approval of amendments of our certificate of incorporation or by-laws require a vote of 75% of our outstanding shares;

•	vacancies on the board of directors may be filled only by the directors;

•	our directors may be removed only for cause by the affirmative vote of the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

•	we require advance notice for stockholder proposals.

      These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.
      We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder absent prior approval of our board of directors. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

FORWARD LOOKING STATEMENTS AND PROJECTIONS
      This prospectus contains forward looking statements. Forward looking statements relate to future events or our future financial performance. We generally identify forward looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward looking statements.
      The forward looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.
      This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

USE OF PROCEEDS
      We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $           million, or approximately $                     million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $           per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholder. The selling stockholder is an entity controlled by our chief executive officer in which our chief operating officer, among others, has a pecuniary interest. See “Principal and Selling Stockholders.”
      We intend to use the net proceeds from this offering for the following:

•	approximately $31.6 million to repurchase from TA Associates all of the senior subordinated notes to be outstanding immediately following the conversion of the senior subordinated convertible notes;

•	$32.5 million to redeem from TA Associates all of the shares of redeemable preferred stock to be outstanding immediately following the conversion of the series A convertible preferred stock; and

•	the balance of net proceeds for general corporate purposes, including working capital and possible acquisitions and investments.
      TA Associates holds a controlling interest in us. One of our directors, Mr. Child, is a managing director of TA Associates, Inc. See “Principal and Selling Stockholders.”
      The senior subordinated convertible notes mature on September 30, 2009 and bear interest at a rate of 12% per annum. The proceeds from the issuance of these senior subordinated convertible notes were used to redeem outstanding shares of common stock from holders of our common stock on September 30, 2003.
      Management will have significant discretion in applying the balance of our net proceeds from this offering. We currently have no agreements or commitments with respect to any acquisitions or investments and we do not currently have any acquisitions or investments planned. Pending specific application of our net proceeds, we plan to invest our net proceeds in government securities and other short-term, investment-grade, marketable securities.
DIVIDEND POLICY
      In connection with the series of transactions involving TA Associates, we paid special cash dividends to all holders of our common stock of $13.5 million in September 2003 and $2.0 million in December 2003. Covenants in the note purchase agreement between the holders of the senior subordinated convertible notes and us impose restrictions on our ability to declare and pay cash dividends. However, these restrictions will terminate upon the repayment of the senior subordinated notes with the proceeds from this offering. Our board of directors will therefore have discretion in determining whether to pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of our series A convertible preferred stock and the conversion of our senior subordinated convertible notes; and

•	on an as adjusted basis to reflect the sale of shares of common stock that we are offering at an assumed initial public offering price of $ per share, and the application of the estimated net proceeds therefrom as described in “Use of Proceeds.”
      You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2005

	Actual	Pro Forma	As Adjusted

	(In thousands, except share and per
	share data)
Redeemable warrants(1)	$2,667	$	$
Senior subordinated convertible notes(2)	28,843
Capital lease obligations	890
Senior subordinated notes(2)	—
Series A convertible preferred stock, par value $0.01 per share, 3,437 shares authorized, 3,436 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and as adjusted(3)	65,000
Redeemable preferred stock, par value $0.01 per share, 3,437 shares authorized, no shares issued or outstanding, actual; 3,437 shares authorized, 3,436 shares issued and outstanding, pro forma; no shares authorized, issued or outstanding, as adjusted(3)	—
Stockholders’ equity (deficit):
Preferred stock, par value $0.01 per share, no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and as adjusted	—
Common stock, par value $0.01 per share, 15,495,325 shares authorized, 5,396,248 shares issued and outstanding, actual; shares authorized, 13,986,495 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, as adjusted(4)	54
Additional paid-in capital	156
Retained earnings (deficit)	(44,665)
Deferred stock compensation expense	(132)

Total stockholders’ equity (deficit)	(44,587)

Total capitalization	$52,813	$	$

(1)	These warrants will be issued upon conversion of our senior subordinated convertible notes. See Note 2 below. Immediately after issuance, these warrants will be exercised and, as presented on an as adjusted basis, the redemption obligation will thereafter be eliminated.

(2)	Upon the completion of this offering and as presented on a pro forma basis, the senior subordinated convertible notes will be converted into senior subordinated notes in the principal amount of $29.995 million and warrants to purchase an aggregate of

525,040 shares of our common stock. As presented on an as adjusted basis, the senior subordinated notes will then be repurchased for approximately $31.6 million, representing $29.995 million of principal, a 2% redemption premium in accordance with the note agreement and an estimate of $1.0 million in accrued and unpaid interest.

(3)	Upon the completion of this offering and as presented on a pro forma basis, the outstanding shares of series A convertible preferred stock will convert into an aggregate of 8,590,248 shares of common stock and 3,436 shares of redeemable preferred stock. As presented on an as adjusted basis, all shares of redeemable preferred stock will be immediately redeemed upon issuance for an aggregate of $32.5 million.

(4)	Excludes 703,111 shares of common stock issuable upon exercise of outstanding stock options and 280,679 additional shares of common stock available for grant under our option plan as of September 30, 2005.

DILUTION
      Our pro forma net tangible book value as of September 30, 2005 was a deficit of $           million, or $           per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2005 after giving effect to the conversion of all of our series A convertible preferred stock and exercise of all warrants, which will occur upon completion of this offering.
      After giving effect to the sale by us of                      shares of common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2005 would have been approximately $           million, or approximately $           per share. This amount represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $           per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value as of September 30, 2005	$
Increase per share attributable to new investors

Adjusted pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

      If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after the offering would be $           per share, the increase in pro forma net tangible book value per share to existing stockholders would be $           per share and the dilution to new investors purchasing shares of common stock in the offering would be $           per share.
      The following table summarizes, as of September 30, 2005, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $           per share, which is the midpoint of the range listed on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay:

Total
	Shares Purchased			Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors

Total			%	$		%

      The above discussion and table assume no exercise of stock options after September 30, 2005. As of September 30, 2005, we had outstanding options to purchase a total of 703,111 shares of common stock at a weighted average exercise price of $8.29 per share. If all such options had been exercised as of September 30, 2005, pro forma net tangible book value per share would be $          and dilution to new investors would be $          .

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except share and per share data)
      The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The data for the years ended September 30, 2003, 2004 and 2005 and as of September 30, 2004 and 2005 is derived from consolidated financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, and included elsewhere in this prospectus. The data for the years ended September 30, 2001 and 2002 and as of September 30, 2002 and 2003 is derived from our consolidated financial statements audited by Ernst & Young LLP that are not included in this prospectus. The data as of September 30, 2001 is derived from our unaudited consolidated financial statements that are not included in this prospectus. We have prepared our unaudited consolidated financial information on a basis consistent with our audited consolidated financial statements. In the opinion of our management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of those statements.

	Year Ended September 30,

	2001	2002	2003	2004	2005

Consolidated Statement of Net Income Data:
Net revenue	$37,550	$25,918	$55,766	$111,210		$63,477
Cost of goods sold	12,711	8,556	20,457	37,337		26,596

Gross profit	24,839	17,362	35,309	73,873		36,881

Operating expenses
Selling, general and administrative	12,247	10,949	16,491	23,932		21,066
Research and development	2,607	3,240	3,113	6,051		7,883
Write-off of offering expense	—	—	—	1,858		—

Operating income	9,985	3,173	15,705	42,032		7,932
Interest expense	39	30	31	3,887		3,910
Increase (decrease) in value of warrants	—	—	—	1,548		(599)
Other (income) and expense	(459)	633	(636)	(408)		(2,274)

Income before taxes	10,405	2,510	16,310	37,005		6,895
Provision (benefit) for income taxes	4,047	864	6,706	14,952		(524)

Net income	$6,358	$1,646	$9,604	$22,053		$7,419

Earnings Per Share Data:
Net income per share, basic	$0.44	$0.11	$0.67	$1.58		$0.53
Net income per share, diluted	0.44	0.11	0.67	1.46		0.36
Supplementary pro forma net income per share(1)					$

Weighted average shares outstanding, basic	14,390,000	14,390,000	14,365,017	5,396,248		5,396,248
Weighted average shares outstanding, diluted	14,390,000	14,390,000	14,390,337	14,009,533		14,513,227
Selected Operating Data:
Gross margin	66.1%	67.0%	63.3%	66.4%		58.1%
Operating margin	26.6%	12.2%	28.2%	37.8%		12.5%

(1)	The number of shares used in the calculation of supplementary pro forma net income per common share includes 525,040 shares of common stock, which will be issued at the closing of this offering upon the exercise of common stock warrants, and shares of common stock to be sold in this offering to generate net proceeds sufficient to repay the senior convertible notes and to redeem the redeemable preferred stock (assuming a price per share of $ , the mid-point of the range of the estimated price in this offering). Supplementary pro forma net income used in the calculation of September 30, 2005 supplementary pro forma net income per share reflects the elimination of decrease in value of warrants of $599 and a reduction in interest expense of $3,882 associated with the senior convertible notes.

	As of September 30,

	2001	2002	2003	2004	2005

	(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$20,865	$20,573	$21,961	$23,733	$22,676
Working capital	23,563	25,375	18,919	39,276	41,617
Total assets	35,495	43,505	50,852	91,752	66,171
Redeemable warrants	—	—	1,718	3,266	2,667
Senior subordinated convertible notes	—	—	28,282	28,561	28,843
Series A convertible preferred stock	—	—	65,000	65,000	65,000
Total stockholders’ equity (deficit)	25,083	27,043	(73,620)	(51,433)	(44,587)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      You should read the following discussion in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus.
Overview
      We design, manufacture, sell and service high-performance ATE for the semiconductor industry. Our test equipment addresses our customers’ volume production needs and is designed to enable our customers to achieve low overall cost-of-test per device. Our innovative products test analog, mixed-signal and RF semiconductors. Semiconductors tested by our systems are incorporated into a wide range of products in high-growth markets, including digital cameras, MP3 players, cellular telephones, video/multimedia products, automotive electronics, computer peripherals, and notebook and desktop computers.
      We were founded and began providing test solutions in 1976. Our customers include semiconductor manufacturers, integrated device manufacturers, or IDMs, fabless design companies, and assembly and test subcontractors, including Fairchild Semiconductor International, Inc., Guidant Corporation, Intersil Corporation, National Semiconductor Corporation, ON Semiconductor Corporation, STATS ChipPAC Ltd. and Texas Instruments Incorporated. Since October 1, 2003, we have delivered approximately 450 test systems to more than 50 customers worldwide.
      Our business and operating results depend significantly on the level of capital expenditures by companies in the semiconductor industry. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply and under-supply, which has resulted in wide fluctuations in demand for our products and services. These demand fluctuations have resulted in significant variations in our revenue, expenses and results of operations in the periods presented. Fluctuations are likely to continue in future periods.
      Our business experienced significant growth in fiscal 2004 as our net revenue increased to $111.2 million from $55.8 million in fiscal 2003, an increase of $55.4 million, or 99.4%, and our net income increased to $22.1 million from $9.6 million in fiscal 2004, an increase of $12.4 million, or 129.6%. In fiscal 2005, our business experienced a slowdown during the downturn in the semiconductor industry. Our net revenue decreased significantly during fiscal 2005, to $63.5 million from $111.2 million during fiscal 2004, a decrease of $47.7 million, or 42.9%, and our net income in this period decreased to $7.4 million from $22.1 million, a decrease of $14.6 million, or 66.4%. Revenues in the fourth quarter of fiscal 2005 increased sharply, and amounted to 44.9% of the total revenue for the year, as the industry and our business experienced a rebound.
      Changes in industry conditions often occur very rapidly and can be very difficult to predict. Thus, we cannot foresee the timing and extent of such changes or their effect on our customer orders and revenue with significant accuracy. In addition, these cycles typically have a disproportionately negative impact on capital equipment manufacturers, including providers of test systems. As part of our strategy to address this volatility and lack of visibility, we outsource a substantial portion of our manufacturing functions to third party subcontractors. The purpose of this strategic outsourcing model is to reduce our fixed costs and working capital requirements, making our expense structure more flexible during downturns. Outsourcing also allows us to increase production rapidly to capitalize on market opportunities during upturns. We believe our outsourcing strategy provides us with the flexibility to respond more rapidly to changes in industry conditions and demand for our test systems.
      Historically, a significant portion of our revenue in each quarter and year has been derived from sales to relatively few customers. While we seek to expand and diversify our customer base, we expect our revenue to continue to be derived from a small number of customers. In fiscal 2005, sales to Texas Instruments Incorporated accounted for 44.3% of our net revenue, and sales to our five largest customers accounted for an aggregate of 66.9% of our net revenue. In fiscal 2004, sales to National Semiconductor Corporation and Texas Instruments Incorporated accounted for 36.1% and 31.9% of our net revenue, respectively, and sales to our five largest customers accounted for an aggregate of 79.2% of our net revenue.
      With the exception of Germany, the United Kingdom and Japan, we market and sell our products exclusively through our direct sales organization, which consists of sales professionals, application engineers (technical sales support), technical marketing and sales personnel. In Germany and the United Kingdom, we utilize a combination of direct sales representatives and independent distributors while in Japan we use independent distributors. Our direct sales force earns commissions based on the sales they generate. Our distributors earn commissions based on sales of equipment shipped into their regions or in some cases, we offer our distributors discounts on our products for resale. A significant majority of our sales is generated by our direct sales organization and we expect to continue to expand our sales organization in the future.
      We do not have purchase contracts that require any of our customers or distributors to continue to purchase our products, and our customers or distributors could cease purchasing products from us at any time. A delay in product orders or acceptances or a cancellation by any of our large customers could cause quarterly revenue to vary significantly. Our backlog of orders is subject to order cancellations, accelerations, changes and delays, and is not necessarily indicative of future customer purchases or revenue streams.
      During a given quarter, a significant portion of our revenue may be derived from the sale of a relatively small number of test systems. Our test systems range widely in average selling price, depending upon many factors such as model, configuration and level of testing resources sold with the system. Consequently, a small change in the number or product mix of systems sold may cause significant changes in our operating results. Thus, we do not believe that period-to-period comparisons of our financial results are necessarily meaningful, and they should not be relied upon as an indication of our future performance.
      In September 2003, TA Associates purchased 3,436 shares of our series A convertible preferred stock for a total purchase price of $65.0 million. TA Associates also purchased $30.0 million in principal amount of 12% senior subordinated convertible notes due September 30, 2009. We used the $95.0 million of aggregate proceeds from these transactions to redeem shares of common stock from stockholders. Additionally, in connection with and subsequent to these transactions, we paid a special dividend to our common stockholders in an aggregate amount of approximately $15.5 million using existing cash on hand. These transactions with TA Associates allowed us to provide liquidity to our common stockholders, enabling them to diversify their assets, and to secure a financial partner that could enhance our profile in the marketplace, and at the board of directors level, provide strategic guidance and assist with our future capital needs, if any.
      In connection with becoming a public company, we expect that we will incur significant additional expenses such as audit fees, professional fees, increased directors and officers insurance, board compensation, and expenses related to hiring additional personnel and expanding our administrative functions. Some of these expenses were not incurred by us as a private company and are not included in our results of operations through fiscal 2005. We began to incur certain of these expenses during fiscal 2005 and 2004, and we expect that these expenses will continue to increase.
      As a closely-held company with no prior public reporting obligations, historically we operated on a cash basis for tax and accounting purposes and had committed limited personnel and resources to the development of our internal financial controls and systems. In the process of converting to accrual basis accounting, we were required to make a significant number of adjustments to our financial statements. We did not engage independent auditors to perform an audit of our financial statements prior to the audit of our financial statements for the three years ended September 30, 2003.
      In connection with the audit of the financial statements for the three years ended September 30, 2003, our independent auditors provided us comments and recommendations regarding our internal controls and procedures. While our auditors did not identify any material weaknesses in our internal controls during the course of the financial statement audit, they identified a number of areas for improvement including: a need to increase our resources with personnel experienced in financial reporting, the need to perform analysis and reconciliation of certain accounts on a timely basis, the creation of various accounting policies and procedures, strengthening our inventory and standard cost accounting functions, accelerating the closing process for producing more timely financial statements, segregating duties in key accounting functions, and finalizing documentation of our internal accounting and disclosure controls and procedures.
      Since receiving these recommendations, we have devoted significant resources to improve our internal control over financial reporting. Specifically, we have increased our resources with personnel experienced in financial reporting, including hiring a new Chief Financial Officer and Chief Accounting Officer, performed analysis and reconciliation of accounts on a more timely basis, developed various accounting policies and procedures to strengthen our inventory and standard cost accounting functions, accelerated the closing process for producing more timely financial statements, segregated duties in key accounting functions, and documented our internal accounting and disclosure controls and procedures. We will continue to evaluate the effectiveness of our internal controls and procedures on an on-going basis.
      Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required beginning with our fiscal year ending September 30, 2007 to include in our annual report our assessment of the effectiveness of our internal control over financial reporting. Furthermore, our registered independent public accounting firm will be required to report on our assessment of the effectiveness of our internal control over financial reporting and separately report on the effectiveness of our internal control over financial reporting. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot attest to our assessment, we may be subject to regulatory sanctions and a loss of public confidence.
      Net Revenue. Net revenue consists of sales of test systems and individual test instrumentation boards, otherwise known as resource boards, net of returns and allowances. Substantially all of our net revenue is derived from sales of our test systems. Net revenue from sales of individual resource boards has historically not been significant. We expect that this mix of net revenue will continue for the foreseeable future. Net revenue is subject to both quarterly and annual fluctuations as a result of the cyclical nature of the semiconductor industry, as well as product mix and system configuration.
      Cost of Goods Sold. Cost of goods sold consists primarily of manufacturing materials, outsourced manufacturing costs, salaries and manufacturing-related overhead, which includes provisions for excess and obsolete inventory reserves. We rely on a limited number of subcontractors and suppliers to provide key components of our products, some of which are sole-sourced. We build products based on forecasts and customer backlog, and purchase materials and supplies to support that demand. Since we focus primarily on final assembly and test of our systems, we are subject to variations in the cost of raw materials, components and subsystems. Because we do not have long-term fixed-price contracts with our suppliers, our costs could fluctuate from period-to-period.
      Gross Profit. Our gross profit has varied from period-to-period. Factors that have affected and will continue to affect gross profit in the future include product configuration, product sales mix, manufacturing volume, manufacturing efficiencies, excess and obsolete inventory reserves, pricing by competitors, subcontractors and suppliers, and new product introductions.
      Selling, General and Administrative. Selling, general and administrative, or SG&A, expenses relate to compensation and associated expenses for sales, marketing and applications engineering personnel, sales commissions paid to sales representatives and distributors, outside contractor expenses and other sales and marketing program expenses. In addition, SG&A expenses include travel and professional service expenses, as well as salaries and related expenses for administrative, finance, human resources and executive personnel. SG&A expenses will increase as a result of becoming a public company. We believe the incremental costs of items such as director and officer insurance, investor relations services, professional fees and other legal and accounting compliance costs could exceed $1.5 million annually, and we will also incur additional SG&A expenses associated with improvements to our internal controls. SG&A expenses may also increase in absolute dollars as we continue to develop our sales and marketing efforts and expand our administrative functions, and as a result of increased option expenses related to changes in generally accepted accounting principles. In addition, commission expenses included in SG&A expenses can fluctuate with changes in sales volume and customer mix.

      Research and Development. Research and development, or R&D, expenses consist primarily of compensation and related expenses for personnel engaged in product development, as well as expenses related to materials, outside contractors, depreciation of equipment used in R&D, and other engineering overhead expenses. R&D costs are expensed as incurred. We believe our R&D expenses will generally increase in absolute dollars as we continue to develop and improve our hardware and software technologies.
      Interest Expense. Interest expense consists of interest on our debt and loans. The increase in interest expense beginning in fiscal 2004 resulted from the issuance on September 30, 2003 to TA Associates of $30.0 million in principal amount of 12% senior subordinated convertible notes due September 30, 2009. Upon the completion of this offering, the senior subordinated convertible notes held by TA Associates will convert into 12% senior subordinated notes due September 30, 2009 and warrants to purchase 525,040 shares of our common stock. These senior subordinated notes will be repurchased upon completion of this offering for an aggregate amount equal to approximately $31.6 million.
      Increase (Decrease) in Value of Warrants. Increase (decrease) in value of warrants is a non-cash charge (benefit) related to recording the increase (decrease) in the fair market value of the common stock warrants issuable upon conversion of the 12% senior subordinated convertible notes due September 30, 2009. The warrants enable the holders to put the warrants to us at any time after September 30, 2008 at fair value, and thus the warrants are considered liability instruments that are required to be accounted for under variable accounting rules which require the warrants to be recorded at fair value. This determination historically has been based upon independent valuations. We will continue to incur a non-cash charge or benefit each quarter, based upon the increase or decrease in the fair value of our common stock, until such warrants are exercised. Assuming a fair market value of $                    for our common stock, the mid-point of the range of the estimated offering price in this offering, this non-cash charge would be $                    for the quarter ending March 31, 2006, provided that this amount could increase or decrease subject to the actual trading price of our common stock. The holders of the warrants have agreed to exercise the warrants for common stock in connection with the completion of this offering, and upon such exercise, the right to sell the warrants to us terminates and we will no longer be required to account for such warrants under the variable accounting rules.
      Other (Income) and Expense. Other (income) and expense consists of income from cash, cash equivalents and marketable securities, realized investment gains, losses and impairments, and miscellaneous other income and expense.
      Provision for Income Taxes. We account for income taxes under the asset and liability method whereby the expected future tax consequences of temporary differences between the book value and the tax basis of assets and liabilities are recognized as deferred tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to be recognized. A valuation allowance is provided if it is more likely than not that some or all of the entire deferred tax asset will not be realized.
Critical Accounting Policies and Estimates
      The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements and the accompanying notes. We base our estimates on historical experience and various other assumptions that we believe to be reasonable. Although these estimates are based on our present best knowledge of the future impact on us of current events and actions, actual results may differ from these estimates, assumptions and judgments.
      We consider “critical” those accounting policies that require our most subjective or complex judgments, which often result from a need to make estimates about the effect of matters that are inherently uncertain, and that are among the most important of our accounting policies in the portrayal of our financial condition and results of operations. These critical accounting policies are: revenue recognition, valuation of excess and obsolete inventory, accounting for warranty reserves, determination of our allowance for sales returns and uncollectables, and stock-based compensation.

      Revenue Recognition. We derive revenue primarily from sales of test systems and individual resource boards. Substantially all of our revenue to date has been denominated in United States dollars. Revenue related to test system sales is recognized when:

•	we have a written sales agreement;

•	delivery has occurred or services have been rendered;

•	the price is fixed or determinable; and

•	collectibility is reasonably assured.
      Installation services are generally part of the test system sale. Revenue from test system sales is deferred until the test system is delivered, installed and accepted at the customer location.
      When sales to a customer involve multiple elements, revenue is recognized on the delivered element, provided that the undelivered element is a standard product, there is a history of acceptance on the product with the customer, and the undelivered element is not essential to the customer’s application. When a sale of a test system includes post contract customer support, or PCS, revenue for the PCS is recognized ratably over the PCS period. Revenue related to individual resource boards is recognized upon shipment.
      In a few instances we have entered into short-term rental agreements with customers for the use of our test systems. We recognize rental revenue ratably over the applicable rental period. Rental revenue is included as a component of test system sales and has been immaterial to date.
      Inventory Reserves. We state our inventories at the lower of cost or estimated market value, determined on a first-in, first-out method. We establish inventory reserves when conditions exist that suggest inventory may be in excess of anticipated demand or is obsolete based upon assumptions about future demand for test systems or market conditions. We evaluate the ability to realize the value of our inventory based on a combination of factors, including forecasted sales or usage, estimated product end-of-life dates, estimated current and future market value and new product introductions. Purchasing and alternative usage options are also explored to mitigate obsolete inventory exposure. If actual demand for test systems deteriorates or market conditions are less favorable than those we project, additional inventory reserves may be required.
      We determine the valuation of excess and obsolete inventory by making our best estimate considering the current quantities of inventory on hand and our forecast of the need for this inventory to support future sales of our test systems. We often have limited information on which to base our forecasts. If future sales differ from these forecasts, the valuation of excess and obsolete inventory may change.
      Warranty Reserves. Our test systems are sold with warranty provisions that require us to remedy deficiencies in quality or performance of our test systems. We are also subject to laws and regulations in the various countries in which we sell regarding vendor obligations to ensure product performance. At the time we recognize revenue from a test system’s sale, we determine the reserve for the future cost of meeting our obligations under the standard warranties and product performance laws and regulations by considering our historical experience with the costs of meeting these obligations. If the future costs of meeting these obligations differ from our historical experience, additional reserves for warranty obligations may be required.
      Allowance for Sales Returns and Uncollectables. We determine our allowance for sales returns and uncollectables by making our best estimate considering our historical accounts receivable collection experience, current economic trends, changes in customer payment terms and recent information that we have about the current status of our accounts receivable balances. If future conditions cause our collections experience to change or if we later obtain different information about the status of any or all of our accounts receivable, additional allowances for sales returns and uncollectables may be required.
      Stock-Based Compensation. We account for stock options issued to employees under our 2003 Stock Option and Grant Plan using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” We have adopted the disclosure-only provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-

Based Compensation,” for options issued to employees and directors. Expense associated with stock options issued to nonemployees/nondirectors is recorded in accordance with SFAS No. 123.
      In December 2004, FASB finalized SFAS No. 123R “Share Based Payment,” amending SFAS No. 123. SFAS 123R requires us to expense stock options based on grant date fair value in the income statement. Further, SFAS 123R requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We are evaluating the requirements of SFAS 123R and have not determined the impact implementation will have on our results of operations and earnings per share. We anticipate adopting SFAS 123R effective October 1, 2005.
      During the years ended September 30, 2005 and 2004, and during the current fiscal year, we issued stock options under our 2003 Stock Option and Grant Plan. In fiscal 2004, options to purchase an aggregate of 237,500 shares of our common stock were granted in December 2003 with an exercise price per share of $6.00, options to purchase 50,000 shares were granted in March 2004 with an exercise price per share of $7.00, options to purchase an aggregate of 375,000 shares were granted in June and September 2004 with an exercise price per share of $10.00, and options to purchase 2,000 shares were granted in September 2004 with an exercise price per share of $7.00.
      In fiscal 2005, options to purchase 15,000 shares of our common stock were granted in October 2004 with an exercise price per share of $8.00, and options to purchase an aggregate of 30,000 shares were granted in May 2005 with an exercise price per share of $7.00. In the current fiscal year, options to purchase an aggregate of 70,000 shares of our common stock were granted in November 2005 with an exercise price per share of $7.00, and options to purchase an aggregate of 65,000 shares were granted in December 2005 with an exercise price per share of $8.00.
      In accordance with APB No. 25, we have recorded the difference between the exercise price and the fair value of the 237,500 options granted in December 2003 as determined by an independent valuation of the common stock on the date of grant as deferred compensation totaling $210,000 and we are amortizing such deferred compensation on a straight-line basis over the vesting periods of these options. Expense recognized during the years ended September 30, 2005 and 2004, totaled $48,000 and $30,000, respectively. If the fair value method had been applied, we would have recognized compensation costs of $188,000 and $121,000 for the year ended September 30, 2005 and 2004, respectively, for these options. All other options granted during these periods were granted with exercise prices equal to fair value of our common stock as determined by our board of directors.
      Because there has been no public market for our common stock, the fair value of our common stock was determined by our board of directors based on consideration of relevant factors, including appraisals by an independent valuation expert. Factors considered by our board of directors included objective and subjective factors, such as:

•	independent valuation reports received by us for each of the quarters ended in fiscal 2004 and 2005;

•	the consideration paid in September 2003 by TA Associates in an arms-length transaction for 62.5% of our fully-diluted equity in the form of convertible preferred stock;

•	the superior rights and preferences of securities senior to our common stock at the time of each grant;

•	historical and anticipated fluctuations in our revenues and results of operations, which reflect our dependence on certain key customers and the highly cyclical nature of the semiconductor industry; and

•	the risk and non-liquid nature of our common stock.
      The board of directors determined that the increases and decreases in the estimated fair value of our common stock throughout fiscal 2004, 2005 and 2006 were necessary and supported by the factors utilized by the independent valuation expert. In determining the valuations, the independent valuation expert utilized valuation techniques such as the discounted cash flow, market and asset-based approaches, in each case based on what we believe were reasonable projections for our business, market discount rates derived from a customary capital asset pricing model, market multiples for comparable companies (evaluated and adjusted based on the strengths and weaknesses of our company relative to the comparable companies) and customary discounts for lack of marketability and minority interest.
Results of Operations
      The following sets forth certain operating data as a percentage of net revenue for the periods presented:

	Year Ended
	September 30,

	2003	2004	2005

Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	36.7	33.6	41.9

Gross profit	63.3	66.4	58.1
Operating expenses
Selling, general and administrative	29.5	21.5	33.2
Research and development	5.6	5.4	12.4
Write-off of offering expenses	—	1.7	—

Operating income	28.2	37.8	12.5
Interest expense	0.1	3.5	6.1
Increase (decrease) in value of warrants	—	1.4	(0.9)
Other (income) and expense	(1.1)	(0.4)	(3.6)

Income before taxes	29.2	33.3	10.9
Provision (benefit) for income taxes	12.0	13.5	(0.8)

Net income	17.2%	19.8%	11.7%

      The following sets forth our net revenue breakdown by geographic region, in thousands and as a percentage of net revenue, during the periods presented. Substantially all of our revenue to date has been denominated in United States dollars.

	Year Ended September 30,

	2003		2004		2005

United States	$23,503	42.1%	$24,031	21.6%	$29,295	46.2%
Malaysia	18,642	33.4	56,720	51.0	13,602	21.4
Other	13,621	24.5	30,459	27.4	20,580	32.4

Total	$55,766	100.0%	$111,210	100.0%	$63,477	100.0%

      In fiscal 2004, our product sales had a significantly greater concentration of customers in Malaysia than in other periods. This is primarily due to the fact that our major customers had increased their production in Malaysia, and as a result require additional and/or replacement ATE in their Malaysian manufacturing facilities. We believe that this concentration in Malaysia was temporary and that on an ongoing basis revenue generated from sales to customers in Malaysia should be closer to historical percentages. However, this will vary from year to year and from period to period based upon our global customers’ needs at various locations.

      The following customers accounted for 10% or more of our net revenue in one or more of the periods presented:

	Year Ended
	September 30,

	2003	2004	2005

National Semiconductor Corporation	38.8%	36.1%	*	%
Texas Instruments Incorporated	*	31.9	44.3
Intersil Corporation	20.0	*	*

*	Less than 10%.

Comparison of Years Ended September 30, 2005 and 2004
      Net Revenue. Net revenue was $63.5 million in fiscal 2005 and $111.2 million in fiscal 2004, a decrease of $47.7 million, or 42.9%. The significant decrease in net revenue was due to reduced demand by our customers for our test systems. In fiscal 2005, as compared to fiscal 2004, we experienced $35.0 million and $7.3 million decreases in net revenue from two of our largest customers, National Semiconductor Corporation and Texas Instruments Incorporated, respectively.
      Cost of Goods Sold. Cost of goods sold was $26.6 million in fiscal 2005 and $37.3 million in fiscal 2004, a decrease of $10.7 million. The decrease was primarily the result of decreased sales of our test systems.
      Gross Profit. Gross profit was $36.9 million, or 58.1% of net revenue, in fiscal 2005 and $73.9 million, or 66.4% of net revenue, in fiscal 2004. The decrease in gross profit as a percentage of net revenue was primarily due to decreased sales and lower utilization of overhead costs and manufacturing personnel due to lower volume production as compared to fiscal 2004. Additionally, increased reserves of $2.4 million, or 3.8% of net revenue, were recorded to account for excess inventory on hand above our projected usage based upon our forecasts.
      Selling, General and Administrative. SG&A expenses were $21.1 million, or 33.2% of net revenue, in fiscal 2005 and $23.9 million, or 21.5% of net revenue, in fiscal 2004. SG&A expenses decreased $2.9 million, or 12.0%, primarily due to $2.7 million in decreased sales commissions as a result of decreased sales, and lower warranty reserves also as a result of lower sales. These decreases were offset in part by increased personnel cost of sales and service offices opened in Suzhou, China; Basiano, Italy and Munich, Germany.
      Research and Development. R&D expenses were $7.9 million, or 12.4% of net revenue, in fiscal 2005 and $6.1 million, or 5.4% of net revenue, in fiscal 2004. R&D expenses increased $1.8 million, or 30.3%, primarily due to a $1.1 million increase in product development materials. The remaining increase was due to additional personnel and related facility costs for headcount added in fiscal 2005, and additional depreciation expense on equipment used in the development process.
      Write-off of Offering Expenses. During fiscal 2004, significant expenses were incurred related to preparing documents and filings in preparation for a planned initial public offering of common stock. These offering costs were being deferred and were going to be offset against the proceeds of the offering when completed. Due primarily to market conditions, the initial public offering was delayed, resulting in $1.9 million of expense of these deferred costs.
      Interest Expense. Interest expense was $3.9 million in fiscal 2005 and 2004 due to interest on the senior subordinated convertible notes issued on September 30, 2003.
      Increase (Decrease) in Value of Warrants. Decrease in value of warrants was $0.6 million in fiscal 2005. Increase in value of warrants was $1.5 million in fiscal 2004. These amounts were due to recording the (decrease) increase in fair market value of the common stock warrants that, under certain circumstances, require us to purchase these warrants after September 30, 2008. Because of this put feature, we are required to account for the change in warrant value as a liability.
      Other (Income) and Expense. Other (income) and expense increased to income of $2.3 million for fiscal 2005 from $0.4 million in fiscal 2004, primarily due to gains realized upon the liquidation of the marketable securities portfolio, in accordance with our new investment policy. Our new investment policy required us to liquidate our equity securities and position our investment portfolio in investment grade securities focused on preservation of principal. In addition, in fiscal 2005, we realized a gain of $0.4 million upon the sale of our former corporate headquarters facility.
      Provision (Benefit) for Income Taxes. Our income tax provision was a benefit of $0.5 million, or a (7.6)% effective tax rate, in fiscal 2005 and tax expense of $15.0 million, or a 40.4% effective tax rate, in fiscal 2004. The decrease in tax provision of $15.5 million was primarily a result of a decrease in pretax income of $30.1 million. In addition, during fiscal 2005 we filed our prior year tax returns and adjusted the current year tax provision for actual deductions taken in those returns. The net impact on the effective tax rate for 2005 was an additional benefit of 23.0%, or $1.6 million, and primarily related to additional extraterritorial income exclusion deduction and state income taxes above the amounts originally estimated. Furthermore, in fiscal 2005 we filed for tax method changes with the Internal Revenue Service relating to inventory valuation. Accrued taxes were adjusted to reflect the actual tax liability based upon these tax method change filings and to reverse the liability for tax positions of closed tax years. The net reduction in the current year tax provision for accrued taxes in fiscal 2005 was an additional benefit of 13.8%, or $1.0 million. We believe our effective tax rate will be closer to 36% in future periods, once the warrants are exercised in connection with this offering.

Comparison of Years Ended September 30, 2004 and 2003
      Net Revenue. Net revenue was $111.2 million in fiscal 2004 and $55.8 million in fiscal 2003, an increase of $55.4 million, or 99.4%. The significant increase in net revenue was due to increased demand by our customers for our test systems and due to $18.5 million and $33.7 million increases in test system sales to two of our largest customers, National Semiconductor Corporation and Texas Instruments Incorporated, respectively. In addition, we began generating revenue from our ETS-200T platform introduced in fiscal 2004.
      Cost of Goods Sold. Cost of goods sold was $37.3 million in fiscal 2004 and $20.5 million in fiscal 2003, an increase of $16.9 million. The increase in cost of goods sold resulted primarily from increased test system sales.
      Gross Profit. Gross profit was $73.9 million, or 66.4% of net revenue, in fiscal 2004 and $35.3 million, or 63.3% of net revenue, in fiscal 2003. The increase in gross profit as a percentage of net revenue was primarily due to increased sales and better utilization of overhead costs and manufacturing personnel due to higher volume production as compared to fiscal 2003. In addition, in fiscal 2003, we experienced additional manufacturing costs and inefficiencies associated with the introduction of our ETS-364 platform in December 2002.
      Selling, General and Administrative. SG&A expenses were $23.9 million, or 21.5% of net revenue, in fiscal 2004 and $16.5 million, or 29.5% of net revenue, in fiscal 2003. SG&A expenses increased $7.4 million, or 45.1%, primarily due to increased sales, sales support and application engineering personnel expenses of approximately $3.0 million to support increased test system sales and shipments, and $2.0 million in increased sales commissions as a result of increased sales.
      Research and Development. R&D expenses were $6.1 million, or 5.4% of net revenue, in fiscal 2004 and $3.1 million, or 5.6% of net revenue, in fiscal 2003. R&D expenses increased $2.9 million, or 94.4%, primarily due to an increase in R&D staffing levels, resulting in higher compensation expenses and greater cost of product development materials.
      Write-off of Offering Expenses. During fiscal 2004, significant expenses were incurred related to preparing documents and filings in preparation for a planned initial public offering of common stock. These offering costs were being deferred and were going to be offset against the proceeds of the offering when completed. Due primarily to market conditions, the initial public offering was delayed, resulting in $1.9 million of expense of these deferred costs. No similar type expenses were incurred in fiscal 2003.
      Interest Expense. Interest expense was $3.9 million in fiscal 2004 due to interest on the senior subordinated convertible notes issued on September 30, 2003. These notes were not outstanding until the end of fiscal 2003.
      Increase in Value of Warrants. Increase in value of warrants was $1.5 million in fiscal 2004 due to recording the increase in fair market value of the common stock warrants that, under certain circumstances, require us to purchase these warrants after September 30, 2008. Because of this put feature, we are required to account for the change in the warrant value as a liability.
      Other (Income) and Expense. Other (income) and expense decreased to income of $408,000 for fiscal 2004 from income of $636,000 in fiscal 2003, primarily due to a decrease in income from marketable securities. Other income for fiscal 2004 and 2003 primarily relates to income from marketable securities.
      Provision for Income Taxes. Our provision for income taxes was $15.0 million, a 40.4% effective tax rate, in fiscal 2004 and $6.7 million, a 41.1% effective tax rate, in fiscal 2003. The increase in tax provision of $8.2 million was primarily a result of an increase in pretax income of $20.7 million. The decrease in the effective tax rate was primarily due to the utilization of the extraterritorial income exclusion deduction and a lower state tax rate, offset by the increase in value of warrants in fiscal 2004 of $1.5 million, which is not tax-deductible.

Quarterly Results of Operations
      The following table presents our unaudited quarterly results of operations, in thousands, for each of our last eight quarters ended September 30, 2005. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of results of operations for the quarters presented. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter Ended

	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2003	2004	2004	2004	2004	2005	2005	2005

Net revenue	$19,862	$27,294	$27,888	$36,166	$20,191	$8,600	$6,163	$28,523
Cost of goods sold	6,308	8,630	9,991	12,408	7,680	5,027	3,293	10,596

Gross profit	13,554	18,664	17,897	23,758	12,511	3,573	2,870	17,927
Operating expenses
Selling, general and administrative	4,690	4,987	6,218	8,037	4,614	5,045	4,971	6,436
Research and development	1,173	1,242	1,578	2,058	2,089	2,010	1,701	2,083
Write-off of offering expenses	—	—	—	1,858	—	—	—	—

Operating income (loss)	7,691	12,435	10,101	11,805	5,808	(3,482)	(3,802)	9,408
Interest expense	974	971	970	972	970	976	982	982
Increase (decrease) in value of warrants	1,816	740	(588)	(420)	(21)	(420)	57	(215)
Other (income) and expense	(139)	(140)	(31)	(98)	(166)	(418)	(85)	(1,605)

Income (loss) before taxes	5,040	10,864	9,750	11,351	5,025	(3,620)	(4,756)	10,246
Provision (benefit) for income taxes	2,704	4,588	3,647	4,013	1,970	(1,571)	(3,826)	2,903

Net income (loss)	$2,336	$6,276	$6,103	$7,338	$3,055	$(2,049)	$(930)	$7,343

     The following table presents our historical results for the periods indicated as a percentage of net revenue:

	Quarter Ended

	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2003	2004	2004	2004	2004	2005	2005	2005

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	31.8	31.6	35.8	34.3	38.0	58.5	53.4	37.1

Gross profit	68.2	68.4	64.2	65.7	62.0	41.5	46.6	62.9
Operating expenses
Selling, general and administrative	23.6	18.3	22.3	22.3	22.9	58.7	80.7	22.6
Research and development	5.9	4.6	5.7	5.7	10.3	23.3	27.6	7.3
Write-off of offering expenses	—	—	—	5.1	—	—	—	—

Operating income (loss)	38.7	45.5	36.2	32.6	28.8	(40.5)	(61.7)	33.0
Interest expense	4.9	3.5	3.4	2.7	4.8	11.3	15.9	3.4
Increase (decrease) in value of warrants	9.1	2.7	(2.1)	(1.2)	(0.1)	(4.9)	0.9	(0.7)
Other (income) and expense	(0.7)	(0.5)	(0.1)	(0.3)	(0.8)	(4.8)	(1.3)	(5.6)

Income (loss) before taxes	25.4	39.8	35.0	31.4	24.9	(42.1)	(77.2)	35.9
Provision (benefit) for income taxes	13.6	16.8	13.1	11.1	9.8	(18.3)	(62.1)	10.2

Net income (loss)	11.8%	23.0%	21.9%	20.3%	15.1%	(23.8)%	(15.1)%	25.7%

      Net Revenue. We experienced sequential quarterly revenue growth in each of the quarters of fiscal 2004 as demand for our test systems increased in response to industry demand. During an industry-wide downturn, our results of operations declined beginning in the quarter ended December 31, 2004 and the decline continued in each of the quarters ended March 31, 2005 and June 30, 2005. Beginning in the quarter ended September 30, 2005, our sales generally began to improve primarily due to increasing demand for our test systems, expansion of our customer base, and an upturn in the semiconductor industry as our customers experienced increased demand for their products such as power management devices used in handheld consumer electronic products. While the business environment has continued to improve for ATE providers, our quarterly net revenue has varied based upon our major customers’ capital expenditures, capacity requirements and test system ordering patterns. Our relatively low numbers of test systems shipped each quarter and our customer concentration have caused significant variations in our quarterly net revenue.
      Gross Profit. Gross profit generally trended higher from the quarter ended December 31, 2003 through the quarter ended December 31, 2004 as the overall industry experienced a significant upturn, resulting in increased sales and volume efficiencies in manufacturing and customer orders for test systems with more profitable test system configurations. Gross profit percentage decreased in each of the quarters ended March 31, 2005 and June 30, 2005 during the industry wide downturn, and due to the increase in reserves for excess inventory, based upon projected usage. Gross profit increased to 62.9% in the quarter ended September 30, 2005 due to a significant increase in sales that resulted in substantial improvements in utilization of overhead costs and manufacturing personnel.
      Selling, General and Administrative. SG&A expenses have generally increased in absolute dollars over time but have fluctuated and will continue to fluctuate from quarter to quarter as a percentage of net revenue. SG&A spending in absolute dollars has trended upward as a result of our expansion of our sales force, addition of application engineering personnel and entry into new geographic territories. We intend to add experienced sales personnel and applications engineers as we expand our sales offices and the geographic regions that we cover. However, sales commissions paid to employees and sales distributors will fluctuate based upon the number and value of test systems sold. We have added additional administrative employees in response to and in anticipation of the growth of our business and our becoming a public company. The SG&A increase in the quarter ended September 30, 2004 was principally due to increases in sales commission expenses and warranty reserves as a result of the significant increase in sales during the quarter.
      Research and Development. Our research and development expenses have fluctuated from quarter to quarter as a percentage of net revenue, but have generally increased over time in absolute dollars. Key drivers to R&D spend relate to employee compensation, materials used in the development process, facility costs and depreciation for R&D equipment. Except for materials used in the development process, R&D costs primarily trend with the number of employees devoted to R&D. R&D material costs may fluctuate more significantly from quarter to quarter based upon material usage related to product development prototyping cycles. We believe our R&D expenses will generally increase in absolute dollars as we continue to develop and improve our hardware and software technologies.
      Our quarterly results of operations have varied in the past and are likely to do so again in the future primarily due to the cyclical nature of the semiconductor industry. As such, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenues and results of operations are below the expectations of analysts and investors. Factors that may cause our revenue and results of operations to fluctuate include those discussed in the “Risk Factors” section of this prospectus.
Liquidity and Capital Resources
      Since our inception we have financed our operations primarily through cash generated from operations and our existing cash balances. As of September 30, 2005, we had $22.7 million in cash, cash equivalents and marketable securities.
      Our balance in cash, cash equivalents and marketable securities decreased slightly from $23.7 million as of September 30, 2004, to $22.7 million as of September 30, 2005. Operating activities during the twelve months ended September 30, 2005 provided cash of $5.0 million, due to income of $7.4 million resulting primarily from sales of test systems, depreciation expense of $2.2 million that did not require cash, and $10.0 million of inventory reductions due to purchasing less material than that used in product shipments. These increases in working capital were offset in part by working capital used for increased accounts receivables (net of deferred revenue) of $1.1 million and a decrease in accounts payable, accrued expenses and accrued compensation of $10.9 million due to payments made to vendors and for accrued expenses which were not as significant at September 30, 2005 due to lower operating levels than existed a year ago. Investing activities used cash to purchase capital equipment of $7.1 million, which primarily represented test and computer equipment, office furniture and leasehold improvements purchased for new headquarter facilities to which we relocated in January 2005, as well as new research and development equipment for use in product and application development.
      Our balance in cash, cash equivalents and marketable securities increased from $22.0 million as of September 30, 2003 to $23.7 million as of September 30, 2004. Operating activities during fiscal 2004 provided cash of $8.4 million primarily from net income of $22.1 million and from an increase of $6.2 million in accounts payable and accrued expenses due to a standard lag in payment on purchases used to support increased sales activity. During this period there was also an increase of $2.2 million in accrued compensation due to increases in employee incentive plan accruals as a result of improved operating performance that were not paid out until December 2004. These items were offset by an increase in inventory of $16.1 million due to additional component purchases made to support anticipated increased sales activity experienced in the fourth quarter of fiscal 2004 and an increase in accounts receivable (net of deferred revenue) of $4.3 million due to increased test system sales. Investing activities used cash to purchase capital equipment of $4.6 million, which primarily represented test and computer equipment, and software purchased during the period for human resources, CRM and customer service applications. Financing activities used cash of $2.3 million primarily as a result of a dividend of $2.0 million paid to our common stockholders that was accrued at September 30, 2003.
      Our balance in cash, cash equivalents and marketable securities increased from $20.6 million as of September 30, 2002 to $22.0 million as of September 30, 2003. Operating activities during fiscal 2003 provided cash of $16.3 million primarily from net income of $9.6 million. During this period there was also an increase of $2.4 million in accrued compensation due to increases in employee incentive plan accruals as a result of improved operating performance that were not paid out until December 2003, and an increase in accrued income taxes of $6.3 million due to federal and state income tax accruals made at year end that were paid with final returns filed in December 2003. These items were offset by an increase in accounts receivable (net of deferred revenue) of $763,000 due to increased test system sales. Investing activities used cash to purchase capital equipment of $2.0 million, which primarily represented computer equipment and test equipment used in manufacturing, and research and development. Financing activities used cash of $13.5 million resulting from the redemption of common stock and dividend payments made to stockholders of $95.0 million and $13.5 million, respectively, offset in part by $65.0 million from the sale of series A convertible preferred stock and $30.0 million from the sale of senior subordinated convertible notes to TA Associates. These securities were issued in order to effect a recapitalization as of September 30, 2003.
Contractual Obligations
      The following table describes our cash commitments, in thousands, to settle contractual obligations as of September 30, 2005.

	Payments Due in

		Less Than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years

Operating lease obligations	$16,336	$2,119	$3,828	$3,158	$7,231
Capital lease obligations	967	286	562	119	—
Senior subordinated convertible notes(1)	28,843	—	—	28,843	—
Redeemable warrants(2)	2,667	—	—	2,667	—
Series A convertible preferred stock(3)	65,000	—	—	65,000	—
Purchase commitments(4)	2,572	2,572	—	—	—

Total	$116,385	$4,977	$4,390	$99,787	$7,231

(1)	The senior subordinated notes issuable upon conversion of the senior subordinated convertible notes will be repurchased at the completion of this offering for an aggregate amount equal to approximately $31.6 million.

(2)	These warrants will be exercised at the completion of this offering, and upon such exercise, the redemption right terminates.

(3)	The series A convertible preferred stock will be converted into redeemable preferred stock and 8,590,248 shares of common stock at the completion of this offering. All shares of redeemable preferred stock will be redeemed immediately upon issuance for an aggregate of $32.5 million.

(4)	The purchase commitments primarily represent the value of purchase orders issued for raw materials and purchased services that have been scheduled for fulfillment in the next six to eight months.
     We believe our existing cash balance and marketable securities will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. To the extent that funds generated by this offering, together with existing cash, cash equivalents and short-term investments balances and any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through bank lines of credit or public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.
Recently Issued Accounting Pronouncements
      In November 2004, FASB issued SFAS No. 151, “Inventory Costs,” an amendment of ARB No. 43, Chapter 4. SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period costs. The provisions of SFAS 151 are effective for fiscal year 2006. We do not expect SFAS 151 to have a material impact on our financial position, results of operations or cash flows.
      In December 2004, FASB issued FASB Staff Position No. SFAS 109-a, “Application of FAS 109 for the Tax Deduction Provided to U.S. Based Manufacturers by the American Job Creation Act of 2004,” and FASB Staff Position No. SFAS 109-b, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The American Jobs Creation Act of 2004 (“Act”) repeals export tax benefits, transitions in a new tax deduction for qualifying

U.S. manufacturing activities and provides for the repatriation of earnings from foreign subsidiaries at reduced federal income tax rates. These two staff positions provide accounting and disclosure guidance related to the American Job Creation Act of 2004. The Act will have no effect on our fiscal 2005 tax liability; however, we are evaluating what impact of transitioning from an Export Tax incentive benefit to a new tax deduction for U.S. Manufacturing Activities will have on future years.
      In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which requires the direct effects of voluntary accounting principle changes to be retrospectively applied to prior periods’ financial statements. SFAS 154 does not change the transition provisions of any existing accounting pronouncements, but would apply in the unusual instance that a pronouncement does not include specific transition provisions. SFAS 154 maintains existing guidance with respect to accounting estimate changes and corrections of errors, and is effective for us beginning with fiscal year 2007. Adoption is not expected to have a material impact on our financial position, results of operation or cash flows.
      In December 2004, FASB finalized SFAS No. 123R, “Share Based Payment,” amending SFAS No. 123. SFAS 123R requires us to expense stock options based on grant date fair value in the income statement. Further, SFAS 123R requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. We anticipate adopting SFAS 123R effective October 1, 2005. Under SFAS 123R, we will use the Black-Scholes Option Pricing Model to determine the fair value of stock options granted. This model uses such factors as the price of the underlying shares at date of issuance, exercise price of the option, the expected term of the option utilizing the simplified method as set forth in SAB No. 107, a risk-free interest rate and an expected volatility rate based upon a peer group of companies given no historical data for our own stock. The resulting fair value will be amortized to expense as vesting occurs. Since we used the minimum value method of measuring equity share options for pro forma disclosure purposes under SFAS 123, implementation of SFAS 123R will apply prospectively to new awards after October 1, 2005. The adoption of SFAS 123R is not expected to have a material impact on our financial position, results of operations or cash flows.
Quantitative and Qualitative Information about Market Risk
      In fiscal 2005 we adopted an investment strategy that has eliminated investments in equity securities that we have held in the past and limits our investments to government securities and other short-term, investment-grade, marketable securities. This revised investment policy is substantially more conservative than prior practices and focuses on preservation of principal. As of the end of fiscal year 2005, most of our investments represent investment-grade securities focused on preservation of principal, with interest rates that are reset every 7 to 28 days, and have a put option to convert to cash within 2 to 5 days.
      Our revenues and expenses are denominated in U.S. dollars. In addition, our sales contracts are also denominated in U.S. dollars. As a result, we have little exposure to currency exchange risks. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we feel our foreign currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

BUSINESS
Overview
      We design, manufacture, sell and service high-performance ATE for the semiconductor industry. Our test equipment is designed to address our customers’ volume production needs and to lower their overall cost-of-test per device. Our innovative products test analog, mixed-signal and RF semiconductors. Semiconductors tested by our systems are incorporated into a wide range of products in high-growth markets, including digital cameras, MP3 players, cellular telephones, video/multimedia products, automotive electronics, computer peripherals, and notebook and desktop computers.
      Our test systems utilize our proprietary SmartPintm technology. This technology improves throughput and enables customers to achieve low cost-of-test by increasing the rate of test per device and enabling multiple devices to be tested simultaneously, or in parallel, on an individual test system. Designed to be modular, flexible and scalable, our test systems provide our customers with cost-efficient, customized solutions. We believe our ATE architecture offers significant test speed and precision, leading to high production yields and a low overall cost-of-test per device. Accordingly, we believe our proprietary technology and ATE architecture enable our customers to bring their high-volume semiconductors to market at a low overall cost.
      We were founded by Leonard Foxman, our Chief Executive Officer, and began providing test solutions in 1976. Our customers include semiconductor manufacturers, IDMs, fabless design companies, and assembly and test subcontractors, including Fairchild Semiconductor International, Inc., Guidant Corporation, Intersil Corporation, National Semiconductor Corporation, ON Semiconductor Corporation, STATS ChipPAC Ltd. and Texas Instruments Incorporated. Since October 1, 2003, we have delivered approximately 450 test systems to more than 50 customers worldwide.
      In 2003, our founders engaged TA Associates as a financial partner to facilitate diversification of our founders’ ownership interests in us and to provide additional industry knowledge and expertise. In connection with the resulting recapitalization of us, TA Associates acquired senior subordinated convertible debt and a controlling equity interest in us. See “Certain Relationships and Related Transactions — Arrangements with TA Associates.”
      Our global headquarters is located at our new manufacturing facility in Buffalo Grove, Illinois. We operate sales, services and engineering support facilities in the United States through regional offices and globally through our offices in Korea, Singapore, Taiwan, Italy, Germany, China, Malaysia and the Philippines.
Industry Background
      Semiconductor devices are the foundation of the modern electronic world. The Semiconductor Industry Association, or SIA, reports that worldwide semiconductor sales were $213.0 billion in 2004, and expects sales to reach $309.2 billion in 2008. The projected growth of semiconductor sales reflects the continued proliferation of semiconductors in a broad range of commercial and consumer electronic products.
      Semiconductors are typically divided into two broad categories, digital and analog. Digital semiconductors, such as microprocessors, digital signal processors, or DSPs, and memory devices, are used to process and store data in a binary format using electrical signals to represent the binary digits, “1” and “0.” In contrast, analog semiconductors, such as amplifiers, RF devices, voltage regulators and other power management devices, are used to measure, control, and transform physical properties, such as light, sound and movement, into a digital format by producing electrical signals that have a continuous range of values.

Mixed-signal semiconductors contain both analog and digital elements on a single device but are generally classified as analog semiconductors.
      Analog semiconductors are used in a wide and growing range of products and applications. According to the SIA, the total market for analog semiconductors is expected to grow from $31.4 billion in 2004 to $46.7 billion in 2008, a compound annual growth rate of 10.5% per year. Semiconductor prices typically decline as new devices are introduced and as devices advance through their product life cycles. This price compression takes place against a backdrop of increasing device complexity. Consequently, semiconductor device manufacturers, especially those serving high-volume markets, must continually seek cost reductions in all aspects of their manufacturing process.

The Importance of Testing in Semiconductor Production; The ATE Market
      The process of designing and manufacturing semiconductors is complex and capital intensive. The wafer fabrication process, or “front-end” process, involves numerous and repetitive processing steps during which hundreds or even thousands of copies of a device are formed simultaneously on a single wafer. The subsequent testing and assembly of devices into packaged products ready for sale is commonly referred to as the “back-end” process.
      Device testing is a critical part of the semiconductor production process and is a significant component of the cost of manufacturing semiconductors. Test equipment is typically used in the back-end process where each device is often tested several times to validate functional and electrical performance prior to shipment. ATE is generally used in two steps in the back-end semiconductor production process:

•	Wafer Probe Test. After wafer fabrication, a test system performs electrical testing of individual devices while still in wafer form for initial pass/fail verification by moving the wafer into contact with a wafer probe card. Semiconductors are tested at this stage to avoid the additional costs associated with assembling, packaging and further testing of defective semiconductors.

•	Final Test. After the individual semiconductor devices, called die, that fail the wafer probe test are discarded, the remaining die are assembled into packages. Manufacturers then test the packaged devices over a range of potential operating conditions to measure their functionality against precise performance specifications. Final test works to ensure that a device meets the manufacturer’s quality standards prior to shipping.
      In addition to identifying devices that do not function properly in the back-end process, ATE also generates information that semiconductor manufacturers use to improve the yield of their overall production process and to assist in the semiconductor design and development phase.
      Demand for ATE is driven by increases in semiconductor unit production, increases in the complexity of semiconductor devices and the need to improve the overall cost-effectiveness of the semiconductor manufacturing process. The worldwide market for ATE was $4.8 billion in 2004, and is forecasted to grow to $7.1 billion in 2008, representing a compound annual growth rate of 10.4%, according to Gartner/ Dataquest.
Current Test Challenges
      Device manufacturers have continually focused on manufacturing and process improvements to satisfy the demand for smaller, better performing and lower cost semiconductors. Technological advances, such as smaller device geometries, higher transistor density and the introduction of larger, 300 mm wafers, have led to significant economies of scale in the front-end process and a general decline in overall manufacturing cost per device. However, as front-end costs have been decreasing, back-end costs, of which testing costs can be the most significant component, have not enjoyed the same rate of improvement. As a result, test cost has become a growing percentage of overall manufacturing cost and can be the most significant cost associated with manufacturing a semiconductor, especially in the case of high-volume devices. Consequently, semiconductor manufacturers are aggressively pursuing strategies to reduce their overall cost-of-test.

      In analyzing total cost-of-test, semiconductor manufacturers focus on the initial ATE purchase price, equipment throughput, the range of products that can be effectively tested, costs associated with test application development, ability to upgrade, on-going maintenance and training requirements, and the need for ancillary equipment and floor space. Reducing the total cost-of-test is an important consideration for all device manufacturers, but is of particular significance to vendors of high-volume, low-cost devices for whom overall manufacturing cost is a critical factor in the ability to compete profitably. Significant challenges for device manufacturers in achieving lower overall cost-of-test include:

•	Need for High Throughput Testing. A test system’s throughput, or the number of devices that can be tested on a single test system in a given period of time, is a principal driver of cost-of-test. Improving throughput allows semiconductor manufacturers to meet increased capacity demands with fewer test systems, and consequently less ancillary equipment. The most effective method of increasing test throughput is to test multiple devices simultaneously on the same test system, or in parallel, on multiple test sites. The benefits are lower overall capital expenditures and less required floor space for a given increment of capacity. Although this multi-site, parallel test approach is widely employed for high volume production of digital and memory devices, it has proved challenging for analog and mixed-signal device testing due to the nature of the electrical properties of analog devices and the current architecture of many analog and mixed-signal test systems.

•	Demand for Greater Testing Accuracy and Repeatability. The percentage of functioning devices per production run, known as yield, is a key measurement in determining the cost of semiconductor manufacturing. While yield losses can occur at multiple points during the manufacturing process, yield can be particularly affected during the testing process when functioning, or “good,” devices are deemed “bad” by test equipment incapable of making high precision measurements. Since lower yields have a direct impact on profitability, semiconductor manufacturers seek test equipment capable of highly accurate, repeatable results. Greater precision increases the likelihood that good devices will pass and defective devices will fail. In multi-site testing, test accuracy and repeatability can be compromised when electrical signals from a device failure from one site influence the test results at another site. This occurs in conventional test systems because the test instrumentation connected to each DUT is electrically linked by a common signal and power pathway, known as a common ground pathway, in the test system. For this reason, semiconductor manufacturers seek test solutions capable of producing precise, repeatable results and that minimize undesired interaction between devices undergoing simultaneous multi-site test.

•	Demand for Scalable, Flexible Solutions. ATE providers have traditionally offered test systems that emphasize solutions for the most advanced semiconductors, such as those with high digital pin counts and high operating frequencies. The challenges associated with testing these complex devices have resulted in test systems that are increasingly expensive to acquire, operate and maintain. Often, the functionality of these test systems greatly exceeds the test requirements for many low-priced, high-volume devices and cannot be scaled down in a cost-effective manner to address the specific requirements of these particular devices. In other cases, the test equipment offered at lower prices has proven incapable of providing the multi-site, parallel test capability required to achieve high throughput. Due to the lack of flexibility in traditional ATE architecture, semiconductor manufacturers require test equipment with the capability to cost-effectively scale functionality to meet the test requirements of a wide range of devices.

•	High Cost of Changing Test Platforms. Although more cost-effective test platforms may be available for testing many devices, the costs associated with migrating, or switching, to a new platform are often significant enough to cause semiconductor manufacturers to stay with their current, less efficient, test platforms. The switching costs associated with replacing an existing test solution include the capital expense of the new test system, the cost of developing and integrating new test programs and associated hardware, the expense associated with investment in ancillary hardware and other accessories, and the re-training and facility improvements necessary to support the new ATE environment. In addition, switching costs decrease the overall efficiency of the test process due to the increased time required for engineering and production staff to evaluate and validate new test systems.

These high switching costs often make semiconductor manufacturers reluctant to switch to a new test platform, despite the new platform’s ability to provide higher throughput and lower cost-of-test.

Our Solution
      Our products are designed to enable our customers to achieve low overall cost-of-test per device. We believe our test systems deliver increased test throughput for high-volume, price-sensitive semiconductors in the analog, mixed-signal and RF markets. We offer test systems that enable our customers to achieve a high level of test accuracy and repeatability, and our flexible system architecture can be easily reconfigured and adapted to meet our customers’ current and evolving testing needs. By focusing on low cost-of-test per device and based on informal feedback from customers, we believe that our test systems offer customers a competitive overall test solution that enables them to lower their semiconductor production costs and improve their profit opportunity. The aspects of our solution that facilitate low cost-of-test include:
      Increased Throughput. Our test systems are designed to enable our customers to improve throughput, which lowers total cost-of-test. We improve throughput in the following manner:

•	Our proprietary SmartPintm technology shortens the time required to complete the test routine for each individual device. SmartPintm technology enables high-speed, sequential subtests in which the test instrumentation completes an entire range of test parameters without software intervention or the time consuming task of opening and closing relays. In addition, with onboard DSP processing technology, SmartPintm eliminates the need for data and test results to cross long signal paths in order to be collected and analyzed.

•	Our test systems optimize simultaneous, or parallel, testing across multiple sites on the same test system. We refer to this capability as SimulTesttm. Our architecture enables test routine replication across multiple sites by dedicating signal sourcing and measurement resources, for current and voltage, and local signal processing to each pin on the DUT. This permits one test system to effectively test multiple devices simultaneously, which is critical for cost-efficient, multi-site, parallel testing.
      Improved Yield with Precision and Repeatability. Our proprietary technology and product architecture are designed to achieve test precision and repeatable results in order to deliver higher yields. We believe our solution improves yield in the following ways:

•	Our equipment allows customers to perform tests with a high degree of precision by narrowing the range of test tolerances, or guard bands. Reduced guard bands improve yield by allowing device manufacturers to measure closer to the established performance limits of the device.

•	The analog resource boards in our test systems are designed with independent computer interfaces, power supplies and independent ground connections that eliminate the need for a shared communication and electrical pathway. By avoiding the use of a common ground pathway, the test results from one device are isolated and avoid undesirable interactions with devices undergoing simultaneous test within the same test system.
      Scalable and Flexible Architecture. Our test system architecture is designed to enable our customers to quickly and cost-effectively upgrade or reconfigure their test systems as their testing needs evolve. Our architecture offers the following benefits:

•	Our test instruments, or resource boards, provide dedicated functionality and capability, which allow customers to tailor their test system capabilities to the specific testing needs of their devices. Our ATE is designed utilizing modular hardware and off-the-shelf electrical components that allow us to develop new features at the resource board level in a short time period. Our architecture also enables customers to upgrade their test system capability by simply adding another board or replacing an existing board within an existing test system. This is a more cost efficient and less time consuming approach than replacing the entire test system, as is required by many competing systems.

•	A majority of our analog resource boards can be employed in any of the test platforms we offer, allowing our customers to utilize identical hardware across our entire product line. This approach offers compatibility across a wide range of products, as well as easy replacement and support of individual resource boards. In addition, our entire test system product line operates under a uniform software environment, allowing customers to move seamlessly to different test system types by utilizing a common operating environment.

      Lower Switching Costs. We have developed a proprietary, adaptable interface that enables our test systems to operate using other vendors’ DUT boards, as well as earlier generations of our DUT boards, which is a significant advantage to us as our customers’ testing needs change. This proprietary architecture, which we call Chameleontm technology enables customers to easily migrate from some competing test platforms or earlier generations of our own product line, to a newer and more cost-effective Eagle Test solution. Our test systems are designed to offer customers a low-cost and time-saving option for migrating test platforms.
      During the sales process, prospective and existing customers generally engage in an evaluation process in which they compare the costs and test results, such as yield and repeatability, of their current test solution against our proposed test solution. The customer’s current test solution may consist of a test system provided by one of our competitors, such as Credence Systems Corporation, LTX Corporation or Teradyne, Inc., a test system internally developed by the customer, or one of our previous generation test systems. An important consideration in the comparative evaluation process is the overall cost-of-test, which includes factors such as the number of devices to be tested, the total test system acquisition cost, the amount of required floor space, test time and the number of test systems required, and also considers system flexibility, upgradeability and maintenance costs. Customers often share with us their conclusions from their comparative evaluation of the cost-of-test of their current test solution versus our proposed test solution. This feedback, together with our experience with customers selecting our test solution after employing this evaluation process, supports our belief that our test systems often provide a low cost-of-test, as compared to the customer’s current test solution. We believe that in most cases in which a customer decides to switch to our proposed test solution, the customer has concluded that the cost of switching to a new test platform is outweighed by the reduction in the overall cost-of-test. In addition, customers also consider other relevant factors, such as service and technical support capabilities, brand awareness, financial viability and production capacity.
      Our test systems are currently not designed to address the test requirements of semiconductors with large digital content, such as memory devices or microprocessors, which are typically tested by more costly test systems with different capabilities.
Our Growth Strategy
      Our objective is to strengthen our position as a leading provider of semiconductor test solutions. Key elements of our strategy include:

•	Innovate to Enable Low Overall Cost-of-Test. We will continue to offer technologically advanced products and services that improve efficiency and provide superior performance. We intend to leverage our test system technology and architecture to further enable multi-site, parallel testing, higher throughput and greater test precision, while offering customers the flexibility to upgrade and reconfigure existing test systems as their testing needs evolve. We plan to continue to engage in research and development activities to extend our SmartPintm, SimulTesttm and Chameleontm technologies and other proprietary technologies to enable our customers to achieve the highest return on their investment and decrease their overall cost-of-test.

•	Focus on High-Volume, Cost Sensitive Devices. We focus on delivering test systems for high-volume, high-performance analog, mixed-signal, and RF devices. These devices are used in a broad and growing range of high-volume consumer products such as cellular telephones, computers, digital cameras, MP3 players and automotive electronics. Decreasing the cost-of-test will become increasingly important to device manufacturers competing in these markets as their products experience reductions in ASPs. We believe our focused approach enables us to better serve these markets than vendors who compete across a broader range of markets.

•	Increase Our Market Share within Our Targeted Markets. We will continue to seek opportunities to increase sales to existing and new customers by expanding the quantity and types of devices that we are capable of testing, including devices that our customers and prospective customers currently test on competitors’ test systems. In addition, we plan to penetrate new production sites within our customers’ overall manufacturing operations. We believe that we can gain market share from our competitors and obtain new business as new customers seek to reduce cost-of-test across their product lines. We intend to gain share within customer segments that we have not traditionally targeted, such as fabless device manufacturers and test and assembly contractors. Finally, we intend to continue to expand our geographic presence which grew significantly with the opening of five new offices in Asia and Europe in fiscal 2005, and we intend to continue to make additional investments in our sales, marketing and service operations in these markets.

•	Expand Our Addressable Market by Broadening Test Capabilities. Through new product enhancements and expanded customer focus, we have recently begun to expand our addressable markets to include test solutions for other mid to low-complexity semiconductors such as discrete devices, data converters and automotive products. We believe that our demonstrated expertise and proven value proposition in the analog, mixed-signal and RF device markets which are characterized by high-volume and cost-sensitive products, such as power and battery management devices, should enable us to compete effectively in these newer markets which present similar cost-of-test challenges.

•	Maintain Profitable Growth Through Our Flexible Business Model. We outsource a substantial portion of our subassembly manufacturing functions to third parties, and focus our manufacturing efforts on final test, assembly and integration. This allows us to be flexible during industry downturns while maintaining the quality of our products. In addition, our modular system architecture is designed to allow us to offer new products and enhancements in a short period of time and at low incremental cost. These strategies provide us with a flexible business model and better enable us to respond to the cyclical changes in our industry.
Products

Test Systems
      We design, manufacture, sell and service a family of high-performance test systems that test analog, mixed-signal and RF semiconductors. Our current products are designed to provide our customers with the optimal level of test performance and functionality for their particular testing needs. The following table sets forth our current product offerings, their features and the devices tested by each product.

							Data
							Conversion		Complex
	Analog	Digital	RF	Multi-Site	Power	RF and	and Video		Mixed-	Precision
Test System	Channels	Pins	Ports	Capability	Management	Wireless	Processing	Automotive	Signal	Linear	Discretes

ETS-600	320	256	32	64	✓	✓	✓	✓	✓	✓
ETS-364	160	128	16	64	✓	✓	✓	✓	✓	✓
ETS-300	160	32	—	32	✓			✓		✓
ETS-200	80	16	—	16	✓			✓		✓
ETS-200T	48	—	—	16							✓
      ETS-600 and ETS-364. Introduced in 2001, the ETS-600 and ETS-364 offer our highest performance analog, mixed-signal and RF test platforms across a broad range of semiconductors. The systems were designed to maximize throughput capability by enabling SimulTesttm multi-site testing for up to 64 sites, through our SmartPintm technology, our highest digital capabilities, and our custom designed RF6000 architecture. The RF6000 is a resource board and accessory to the ETS-600 or ETS-364 that enables the tester to simultaneously source and measure RF signals across multiple RF devices in a fully calibrated environment through the use of a proprietary RF Source Distribution Module. This functionality allows users to distribute RF source signals simultaneously to multiple device ports and calibrate each port to ensure that each port receives the precise desired RF signal to each device. The RF6000’s unique measurement capabilities are achieved through the use of RF signal “down converters” per port, which allow users to simultaneously measure the RF signal output of each RF device under test. These key features minimize RF device test times in multi-site applications by avoiding unnecessary switching between RF signal source and measurement functions while maintaining the signal integrity needed in an RF test environment.
      The ETS-600 delivers our highest level of performance and functionality with up to 256 digital pins, over 320 analog channels, and up to 32 RF ports. The ETS-364 delivers up to 128 digital pins, over 160 analog channels, and up to 16 RF ports. The ETS-364 was designed to be fully compatible with the ETS-600 test system. Utilizing a common DUT interface and software command structure, the ETS-600 and ETS-364 offer customers a natural migration path between medium and large-scale, multi-site testing.
      ETS-300 and ETS-200. We introduced the ETS-300 and ETS-200 in 1998 as low-cost, high-performance analog and mixed-signal test systems. The ETS-300 delivers up to 32 digital pins and over 160 analog channels. This system offers SimulTesttm multi-site testing with up to 32 site capability. The ETS-300 is an attractive solution for analog applications and applications requiring less significant digital capabilities for testing devices such as switching regulators, power factor controllers, and various automotive devices.
      The ETS-200 serves a similar market, but delivers up to 16 digital pins and up to 80 analog channels of throughput. The ETS-200 offers SimulTesttm multi-site testing with up to 16 site capability. The ETS-200 is intended for targeted applications such as operational amplifiers, low dropout regulators, and other analog applications, and/or applications requiring limited digital capabilities. The ETS-200 was designed to be fully compatible with the ETS-300 test system. Utilizing a common DUT interface and software command structure, the ETS-300 and ETS-200 offer customers a scalable migration path for multi-site, analog applications.
      ETS-200T. We introduced the ETS-200T in 2003 to test specific types of semiconductors known as a Field Effect Transistors, or FETs. The ETS-200T delivers high throughput with up to 16 site testing capability and a custom designed software environment to make FET program development easy and effective. Since its introduction, the 200T has received positive early customer acceptance for its unique ability to test these devices in highly parallel applications.

Software Products
      ATE operating software is required to design and run test routines, and to record and analyze the results of such test routines. Our Eagle Vision software is a feature-rich, user-friendly software platform, designed to help our customers rapidly develop test programs on our platforms. For example, our plotting tools facilitate quick and easy graphing of response data. Our automatic code generation tools help programmers avoid incorrect entries and our point-and-click status screens allow easy monitoring and adjustment of test system settings. The production environment offers numerous data aggregation options and supports multiple data output formats. Our software includes user-friendly tools for generation and analysis of test data that are enabled by simple point-and-click operations.
      We have developed our Eagle Vision software as the uniform operating environment for all of our various test platforms. This approach reduces our customers’ overall cost of ATE ownership by reducing the employee training and platform set-up time usually associated with bringing new test platforms on line. Eagle Vision, when combined with our Chameleontm device interface hardware, provides our customers with a compatible test system upgrade path, allowing our customers to migrate devices to our new platforms without abandoning their investment in their existing Eagle Test systems and associated software and device interface hardware.
Technology
      SmartPintm. Our patented SmartPintm technology enables our products to generate and measure both current and voltage signals at each device pin. Furthermore, our SmartPintm technology enables digital signal processing to be performed locally at each pin, which eliminates the need to move test data through a common signal bus for processing, thereby decreasing processing time, reducing interference and improving accuracy and yield. In addition to these features, SmartPintm technology provides the capability to generate multiple signals of various ranges, which allows our customers to execute a full set of test routines with a single starting signal, eliminating the time required for additional software programming commands. In this way, SmartPintm technology optimizes simultaneous, or parallel, testing across multiple sites on the same test system. We refer to this capability as SimulTesttm.
      Chameleontm. Our Chameleontm technology provides interoperability among different test platforms by allowing test application hardware from one test system to be used on another test system. Chameleontm provides hardware compatibility among our various test platforms, as well as with test hardware from some of our competitors’ test platforms.
      Pattern-Based Testingtm. Our Pattern-Based Testingtm is enabled by our SmartPintm technology in conjunction with our Eagle Vision software. In Pattern-Based Testingtm, predetermined digital and analog waveforms are presented to a DUT in a time synchronized sequence. Pattern-Based Testingtm technology provides the capability to simultaneously capture and analyze both analog and digital waveforms that are emitted from the DUT, thus reducing device test times and permitting increased throughput and lower cost-of-test.
      Floating Resources. Our test platform architecture provides electrical separation between disparate test sites on the same piece of test equipment by eliminating the need for our test instrumentation resources to access power or move signals across a common electrical pathway. Because our floating resources have independent ground connections, interference normally associated with a common ground pathway is minimized, allowing each device’s results to remain isolated from the results of other adjacent sites. This leads to better test accuracies and fewer devices failing due to device-to-device errors.
Sales and Marketing
      With the exception of Germany, the United Kingdom and Japan, we market and sell our products exclusively through our direct sales organization, which consists of sales professionals, application engineers (technical sales support), technical marketing and sales personnel. In Germany and the United Kingdom, we utilize a combination of direct sales representatives and distributors while in Japan we use direct distributors. Our account managers oversee and manage our worldwide sales activity. As of September 30, 2005, we had 68 people in sales, marketing and applications, including 16 direct sales representatives, who provide account management, sales administration and technical sales support. Because we focus on the development of long-term relationships with major customers, the large majority of our sales and technical sales support personnel is located in close proximity to key customer sites. For foreign customers, this support is typically provided through one of our foreign subsidiaries. As of September 30, 2005 we had 30 foreign personnel providing sales, service and applications support to our foreign customers.
      Our customers generally undertake an extensive evaluation of new test technology prior to adopting such technology. We work with potential customers with the goal of offering them a superior solution for their test requirements. In typical situations, our applications engineers are required to develop a custom test program designed to demonstrate our equipment’s performance and capability to address the customer’s specific needs. In cases involving existing customers, we typically work closely with their respective product development and production groups to help maximize the utility of our test systems throughout their organization and to align our product development efforts with their anticipated test requirements.
      We employ a sales model that emphasizes reducing the customer’s total cost-of-test per device rather than the acquisition cost of the individual test system. We demonstrate how a customer’s test costs can be reduced by utilizing our products in lieu of competitors’ test systems.
      We believe that strong service and support are critical to providing an overall lower cost-of-test solution. In addition to our applications engineering support staff, we maintain a global network of service personnel who seek to maximize test system up-time. We also offer services to enable our customers to maintain and effectively use our test systems, and to enhance our customer relationships. Our standard product warranty includes coverage of hardware products for one year from the date of purchase and warrants against defects in design, materials and workmanship. In order to minimize system down-time in the event of a service requirement, we typically ship a replacement product for any non-functional standard equipment within

24 hours of the service request. We also offer our customers additional support after the warranty period in the form of maintenance contracts or extended warranties.
Customers
      We target analog, mixed-signal and RF semiconductor manufacturers and related companies that serve a broad range of market segments. Since October 1, 2003, we have delivered approximately 450 test systems to more than 50 customers. Our customers include many of the world’s leading semiconductor manufacturers, IDMs, fabless design companies, and assembly and test subcontractors. Companies that use our systems include:

Allegro MicroSystems, Inc. AMI Semiconductor, Inc. ASE Electronics (M) Sdn. Bhd. Carsem Sdn. Bhd Fairchild Semiconductor International, Inc.	Guidant Corporation HANA Semiconductor (Ayutthaya) Co., Ltd. Hewlett-Packard Company Intersil Corporation Jiangsu Changjiang Electronics Technology Co., Ltd.	National Semiconductor Corporation NS Electronics Bangkok Ltd ON Semiconductor Corporation STATS ChipPAC Ltd. Texas Instruments Incorporated Unitive Electronics, Inc.
      Our customers have historically been semiconductor device manufacturers, but our customer base has expanded to include assembly and test subcontractors, such as STATS ChipPAC Ltd. and ASE Electronics (M) Sdn. Bhd. Semiconductor manufacturers and fabless semiconductor companies utilize these subcontractors to provide incremental capacity and to lower their fixed production costs. We believe that these companies represent a significant opportunity for the ATE industry.
      For the fiscal year ended September 30, 2005, Texas Instruments Incorporated accounted for 44.3% of our net revenue. For fiscal 2004, two customers, National Semiconductor Corporation and Texas Instruments Incorporated, accounted for 36.1% and 31.9%, respectively, of our net revenue. These customers are the only customers who have accounted for 10% or more of our net revenue during these periods. We expect that a small number of customers will continue to represent a significant portion of our net revenue for the foreseeable future. Sales to customers in the United States accounted for approximately 42.1%, 21.6% and 46.2% of net revenue for the years ended September 30, 2003, 2004 and 2005, respectively. Sales to customers in Malaysia accounted for approximately 33.4%, 51.0% and 21.4% of net revenue for the fiscal years ended September 30, 2003, 2004 and 2005, respectively. Sales to customers in other locations accounted for approximately 24.5%, 27.4% and 32.4% of net revenue for the fiscal years ended September 30, 2003, 2004 and 2005, respectively.
Manufacturing and Assembly
      Our test platforms consist of standard products that we custom configure based on each customer’s specific needs. A large portion of our subassembly manufacturing is outsourced to contract manufacturers for printed circuit board fabrication, automated assembly and the supply of machine parts. Our major contract manufacturers include Millennium Electronics, Inc. and Universal Electronics, Inc., both of which manufacture printed circuit board assemblies, including surface mount and through-hole technologies, for us, and Sentral Assemblies & Components, which manufactures cable assemblies and power supplies for us. We contract with these manufacturers on an individual purchase order basis and do not have long term contracts with them. We believe this selected outsourcing strategy provides us with the flexibility to respond more rapidly to changes in industry conditions or demand for our test systems. We perform mechanical assembly, subassembly testing operations and final systems integration at our Illinois manufacturing facility in order to ensure quality. We focus on quality assurance by monitoring the various stages of the manufacturing process to identify areas for improvement and manage potential manufacturing issues. We recently expanded our manufacturing capacity to meet increased customer demand and believe that our current manufacturing capacity positions us favorably to respond to an upturn in our industry.
      Although our products consist mainly of standard components and prefabricated parts manufactured to our specifications, some components and subassemblies are purchased from a limited number of suppliers or sole source suppliers. Our major suppliers include Arrow Electronics, Inc. and Future Electronics, both of which provide us with electronic components and integrated circuits, as well as Pickering Electronics Limited, which provides us with relays, switches and integrated circuits, and South Bay Circuits, which provides us with printed circuit boards. We work closely with our suppliers to plan our inventory procurement in quantities that will minimize our inventory risks; however, we cannot be certain that shortages will not develop in the future. We purchase components and subassemblies through separate purchase orders and do not currently have any long-term purchase contracts with our suppliers. We believe our ability to procure components and subassemblies is a key determinant of our ability to provide our customers with quality products on a timely basis and we continue to evaluate alternative sources for the supply of our inventory.
Research and Development
      Our continued commitment to research and development and the timely introduction of new products, features and upgrades are integral to maintaining our competitive position. Our research and development efforts seek to address new opportunities and demands within our customer base and the industry. Our efforts are focused on the design of test systems that lower the overall cost-of-test for semiconductor companies. We concentrate on advancements in electrical performance, software tools, parallel test efficiency and test system resource density. We also focus on the design of modular hardware for rapid implementation of new features and a uniform software platform for operating compatibility across our entire line of test systems. This strategy reduces our overall product development cycles and development costs and maximizes our research and development resources. Our research and development activities are directed by individuals with significant expertise and industry experience. As of September 30, 2005, we had 50 employees dedicated to research and development.
      Our research and development organization is segmented into specific product development groups, including mixed-signal, high performance data converters and automotive products, discrete components and RF products, which provides highly dedicated focus for the investigation of new technical opportunities in our target markets, and the development of solutions specifically targeted at those opportunities.
      We leverage our engineering efforts by utilizing standard components whenever possible. We generally avoid the use of customized components, such as Application-Specific Integrated Circuits, or ASICs, when implementing functionality because it is easier to adapt standard semiconductor designs to changing requirements. This also eliminates high engineering risks and costs associated with ASIC design. We use standard PCs with Microsoft Windows as the main control computer of our test systems. The strategy of using industry standard products has proven successful, allowing us to leverage the significant investments made by the largest companies in the technology field, with minimal cost to us.
      Our historical research and development expenditures for fiscal 2005, 2004 and 2003 were $7.9 million, $6.1 million and $3.1 million, respectively, representing 12.4%, 5.4% and 5.6% of net revenue in each of the respective fiscal years.
Competition
      We face substantial competition in the ATE market throughout the world. Our principal competitors include Credence Systems Corporation, LTX Corporation and Teradyne, Inc., all of which are major manufacturers of ATE for the analog, mixed-signal and RF markets, in addition to other markets in which we do not compete. Based on public disclosures made by these competitors, we believe that they seek to serve our target markets with the following products: Credence Systems Corporation — ASL 3000RF; Teradyne, Inc. — Flex; LTX Corporation — Fusion CX. Some of our competitors’ products that test analog, mixed-signal and RF semiconductors have higher digital pin counts than our products, and accordingly may be considered to have a greater functional testing range and the ability to test types of devices that our products do not test. Accordingly, a customer that manufactures high-end digital semiconductors, for example, as well as analog, mixed-signal or RF devices, may be more inclined to purchase a test system from one of our competitors. We believe, based on the published report of an independent industry research organization, that our competitors named above each have a larger share of our addressable market than we do. Additionally, some of our competitors, including those named above, have greater brand recognition and greater financial, engineering, manufacturing and marketing resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products. Some of our competitors also have broader product offerings, larger installed customer bases and more extensive customer support capabilities than we do. We expect our competitors to continue to improve the performance of and support for their current products and to introduce new products, technologies or services that could adversely affect sales of our current and future products. In addition, other test companies that do not currently focus on our target markets could choose to do so.
      We believe the primary competitive factors in the analog, mixed-signal, discrete and RF ATE markets are the overall cost-of-test, test accuracy, throughput, yield and support infrastructure. We believe we compete favorably with respect to each of these factors in the markets that we address. Based on our experience in marketing our products in competition against those of our competitors, we believe we are a very strong competitor within the analog, mixed-signal markets and discrete, and also an effective competitor in the RF market. However, in contrast to a number of our competitors, we do not compete for opportunities to test primarily digital semiconductors, such as memory devices or microprocessors, where more costly test systems with different capabilities are required to compete effectively.
Intellectual Property
      Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We own two U.S. patents. These patents will expire in approximately 17 years. While these patents are important and relate to some of our distinct technology, we have relied primarily on our trade secrets and copyright protection as well as confidentiality provisions to protect our intellectual property.
      There are always risks that third parties may claim that we are infringing upon their intellectual property rights and we could be prevented from selling our products or services, or suffer significant litigation or licensing expenses as a result of these claims. In addition, third parties may infringe or design around our intellectual property rights, and we may expend significant resources enforcing our rights or suffer competitive injury with adverse effects on our results of operations. Our efforts to protect our intellectual property rights may be less effective in some foreign countries where intellectual property rights are not as well protected as in the U.S. For additional, important information, review the information set forth in “Risk Factors — Risks Related to Intellectual Property.”
Employees
      As of September 30, 2005, we had approximately 245 full time employees. Of our total employees, 50 were dedicated to research and development and 68 were dedicated to sales, marketing and applications. None of our employees located in the United States is represented by a union. Our employees in Europe are represented by workers’ councils. We believe our relationships with our employees are good.
Facilities
      Our corporate headquarters are currently located in Buffalo Grove, Illinois, which we relocated to in January 2005, and where we lease approximately 96,000 square feet of commercial space under a lease that expires in 2015. We use this space for our principal sales, engineering, customer service and administrative purposes. The facility was designed by us specifically to maximize our engineering, system design and manufacturing capabilities and to accommodate future growth. The facility provides substantially increased production capability from our previous headquarters facility, and has dedicated laboratory environments for research and development.
      We also lease additional offices in Santa Clara, California; Tempe, Arizona; Bedford, New Hampshire; Dallas, Texas; Singapore; Gyeonggi-Do, Korea; Hsinchu City, Taiwan; Munich, Germany; Basiano, Italy; Melaka, Malaysia; Alabang, The Philippines; and Suzhou, China. We perform various activities, including sales, customer service, training, research and development and applications engineering in some or all of these offices. We do not anticipate significant difficulty in obtaining lease renewals or alternate space as needed, although obtaining renewals or alternate space on acceptable terms cannot be assured. We also, in addition, own a residence in Vernon Hills, Illinois principally used for travel purposes by out-of-town employees.
Legal Proceedings
      In the normal course of our business, we may be a party to legal proceedings. We are not currently a party to any material legal proceedings.
Backlog
      Our backlog, calculated on the basis of unfilled purchase orders with a firm delivery date for all products and services, was $4.7 million at September 30, 2005, compared with $12.2 million at September 30, 2004. Since customers may cancel or delay their orders with little regard for potential penalties, and since new order volume may decrease very rapidly, our backlog at any particular date is not necessarily indicative of our future backlog or actual sales that may be generated for any succeeding period. In the past, our test systems have generally shipped within two or three months from the time we receive a customer’s purchase order, and we expect at least 85% of our backlog as of November 30, 2005 to ship prior to the end of March 2006. Any change in our manufacturing capacity and the time it takes to ship our products will affect our level of backlog. Historically, our backlog levels have also fluctuated based on our customers’ ordering patterns and our inability to predict order trends in the semiconductor industry with any certainty.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth information regarding our directors, executive officers and key employees, including their ages as of September 30, 2005.

Name	Age	Position

Executive Officers and Directors
Leonard Foxman	61	Chief Executive Officer, President and Director
Theodore Foxman	31	Chief Operating Officer, Executive Vice President and Director
Stephen J. Hawrysz	47	Chief Financial Officer
Jack E. Weimer	48	Chief Technical Officer and Vice President of Technical Solutions
Derek Abramovitch	35	Vice President of Internal Operations
Steven R. Dollens	48	Vice President of Product Development
Michael C. Child(1)	50	Director
Ross W. Manire(1)	53	Director
William H. Gibbs(1)	62	Director
Other Key Employees
James M. Bolotin	43	Controller/Chief Accounting Officer
Dale Buxton	42	Vice President/Asia
Peter Hancock	57	Vice President/North America
Adam B. Plummer	30	Vice President of Information Technology
Rene Verhaegen	59	Vice President/Europe

(1)	Member of the audit, compensation, and nominating and corporate governance committees.
     Leonard Foxman. Mr. Foxman, our founder, has served as a director and as our Chief Executive Officer and President since 1976. Additionally, Mr. Foxman currently oversees our global sales effort. Mr. Foxman began his career in 1964 with Teletype Corporation, a wholly owned subsidiary of Western Electric (later Lucent-Bell Laboratories), where he served for ten years as an electrical engineer. At Teletype, Mr. Foxman was responsible for designing custom semiconductors for use in communications equipment. After leaving Teletype, Mr. Foxman worked as an applications engineer for Fairchild Semiconductor International, Inc., from June 1974 until August 1976, where he was responsible for assisting existing and potential customers with the use and application of Fairchild products. Leonard Foxman is the father of Theodore Foxman. Mr. Foxman holds a B.S. in Bioengineering from the University of Illinois.
      Theodore Foxman. Mr. Foxman has served as a director since October 2003, and as our Chief Operating Officer and Executive Vice President since June 2001 with responsibility for overseeing all aspects of our internal operations, including manufacturing, purchasing, legal affairs, information technology, corporate administration and customer service. Mr. Foxman joined us in December 1999 as an Account Specialist with responsibility for acting as the headquarters liaison for customer accounts. In October 2000, he became Corporate Counsel and Human Resources Manager with responsibility for overseeing our legal affairs and personnel matters. Prior to joining us, Mr. Foxman worked as a legal clerk for the law firm of Beerman, Swerdlove, Woloshin, Baresky, Becker, Genin & London. Theodore Foxman is the son of Leonard Foxman. Mr. Foxman holds a B.S. Microbiology from the University of Wisconsin and a J.D. from the DePaul College of Law.
      Stephen J. Hawrysz. Mr. Hawrysz has served as our Chief Financial Officer since March 2004. From November 1999 to March 2004, he served as the Chief Financial Officer of Participate Systems, Inc., a privately held software and services company. From August 1990 to May 1999, Mr. Hawrysz was Vice

President and Chief Financial Officer of Westell Technologies, Inc., a publicly held telecommunications equipment manufacturer. From September 1989 to August 1990, he served as Assistant Controller at Wisconsin Central Transportation LTD. Prior to that, from June 1980 to September 1989, Mr. Hawrysz served as a public accountant with Arthur Andersen LLP in the Utilities and Telecommunications audit division. Mr. Hawrysz is a Certified Public Accountant with a B.S. in Accounting from the University of Illinois.
      Jack E. Weimer. Mr. Weimer has served as our Chief Technical Officer and Vice President of Technical Solutions with responsibility for overseeing system architectural design, new product definition and engineering strategy since March 2004. From April 2002 to February 2004, he served as Director of Product Marketing with responsibility for system architectural design and new product definition. From October 1988 to April 2002, Mr. Weimer served as our Manager of Engineering where he oversaw all aspects of product development, including software, electrical and mechanical design. From June 1984 to September 1992, he served as our Manager of Applications Engineering and from December 1980 to June 1984, he served as a Manager in our test department. Mr. Weimer holds degrees from Valparaiso Technical Institute and Trinity International University.
      Derek Abramovitch. Mr. Abramovitch has served as our Vice President of Internal Operations since September 2001 with responsibility for direct management of all aspects of the manufacturing process, procurement, and customer service. From January 2001 to September 2001, Mr. Abramovitch served as our Operations & Process Manager. From September 1998 to December 2000, Mr. Abramovitch worked in the corporate finance department of Ernst & Young LLP. Mr. Abramovitch holds a J.D. from DePaul College of Law, an M.B.A. and Graduate Degree in Asian Studies from McGill University and a Bachelor of Commerce from Concordia University.
      Steven R. Dollens. Mr. Dollens has served as our Vice President of Product Development since June 2004 where he oversees our product development activities. From October 2003 to June 2004, he served as our Vice President of Technical Marketing with responsibility for marketing, sales support and engineering management. From January 1997 to September 2003, Mr. Dollens served as our Director of Western Area Operations with responsibility for engineering management and regional office management. From October 1996 to January 1997, he served as an Applications Engineer for us. From June 1989 to September 1996, Mr. Dollens served as Director of Product and Test Engineering for IMP Inc. Mr. Dollens began his career in July 1976 working for Micro Power Systems, where he held numerous engineering and management positions until May 1989.
      Michael C. Child. Mr. Child has served as a director since October 2003. Since July 1982, Mr. Child has been employed by TA Associates, Inc., a private equity investment firm, where he currently serves as a Managing Director. Mr. Child holds a B.S. in Electrical Engineering from the University of California at Davis and an M.B.A. from the Stanford Graduate School of Business.
      Ross W. Manire. Mr. Manire has served as a director since June 2004. Since September 2002, Mr. Manire has served as Chairman and Chief Executive Officer of Clearlinx Network Corporation, a wireless telecommunications infrastructure company. From September 2000 to June 2002, he served as President of the Enclosure Systems Division of Flextronics International, a global electronic manufacturing services company. From March 1999 until September 2000, Mr. Manire served as President and Chief Executive Officer of Chatham Technologies, Inc., a global manufacturer of electronic enclosures and integrated systems for the telecommunications industry. From August 1991 until December 1998, Mr. Manire worked for U.S. Robotics and after its merger with U.S. Robotics, 3Com Corporation, during which tenure he served as Senior Vice President, Operations and Chief Financial Officer of U.S. Robotics, as Senior Vice President and General Manager of the Network Systems Division, and then as Senior Vice President of the Carrier Systems Division of 3Com Corporation. Mr. Manire has also served as a consultant to the controller’s department of Amoco Corporation, and was a partner in the Entrepreneurial services group of Arthur Young (now Ernst & Young). Mr. Manire currently serves on the board of directors and audit committee of Zebra Technologies Corporation and is on the board of trustees and executive committee of Davidson College. Mr. Manire is a Certified Public Accountant with an M.B.A. from the University of Chicago and a B.A. in Economics from Davidson College.

      William H. Gibbs. Mr. Gibbs has served as a director since February 2006. From January 1998 to present he has served as President of Parafix Management, a company specializing in corporate turnarounds and restructurings, and from September 2001 to present he has served as President of Houston Ventures, LLC, a private firm primarily investing in small technology related companies. From November 1985 to January 1998, Mr. Gibbs served as Chief Executive Officer and Chairman of the board of directors of DH Technology, Inc., a manufacturer of point of sale and bar code printers and smart card systems. Mr. Gibbs currently serves on the board of directors of Remec, Inc. and Fargo Electronics, Inc. Mr. Gibbs holds a B.S.E.E. degree from the University of Arkansas and is a graduate of General Electric’s Management Program.
      James M. Bolotin. Mr. Bolotin has served as our Controller and Chief Accounting Officer since July 2004. From August 2001 to July 2004, he served as the Chief Financial Officer of R.S. Owens & Co., a privately held awards manufacturer. From January 1998 to August 2001, Mr. Bolotin was the Chief Financial Officer of North American Bear Co., a privately held toy manufacturer. From October 1987 to January 1998, he worked for U.S. Robotics and after its merger with U.S. Robotics, 3Com Corporation, during which tenure he served as Assistant Controller, as Corporate Controller, and then as Manufacturing Operations Controller. Prior to that, from September 1984 to October 1987, Mr. Bolotin served as a public accountant with Pannell Kerr Forster. Mr. Bolotin is a Certified Public Accountant with an M.B.A. from Northwestern University and a B.S. in Accounting from Marquette University.
      Dale Buxton. Mr. Buxton has served as our Singapore-based Vice President/ Asia since September 2002 with responsibility for managing our sales, applications and customer service efforts in Asia. Prior to joining us, Mr. Buxton concurrently served as the Business Manager for the Credence ATE product line in Southeast Asia and Technical Sales Manager for the TMT product line for Credence Systems Corporation from April 1999 to August 2002. Prior to Credence Systems Corporation acquiring TMT, Inc., Mr. Buxton served as International Sales Manager for TMT, Inc. From July 1996 to April 1999, he was employed by LTX Corporation as an Account Manager and subsequently the Business Development Manager for Chinese, Japanese and Korean accounts. Mr. Buxton holds a diploma from the Department of Defense Language School for Korean Language Studies, a B.S. in Finance from Touro College, a Master of Japanese Business Studies from Chaminade University, and a Certificate of Advanced Study in international management with a concentration in Mandarin Chinese from the American Graduate School of International Management.
      Peter Hancock. Mr. Hancock has served as our Vice President of North America Sales since October 2004. From May 2000 to October 2004 Mr. Hancock served as a Vice President of Credence Systems Corporation with responsibilities in product and general management for the Analog, Memory and SZ test divisions. From February 1996 to April 2000, Mr. Hancock served as Vice President of Sales and Marketing for TMT, Inc., an analog test start-up company, which was acquired by Credence in May 2000. Mr. Hancock holds a B.S. in Physics from the University of Manchester, England and an MBA from Pepperdine University.
      Adam B. Plummer. Mr. Plummer has served as our Vice President of Information Technology since July 2003 with responsibility for all IT and Business Technology activities. In his role, Mr. Plummer oversees multiple departments that handle IT needs for all our domestic and international offices, including corporate security. In addition, Mr. Plummer is responsible for the identification and execution of Business Technology initiatives aimed at applying enterprise technology solutions to meet our business needs. Prior to joining us, Mr. Plummer served as a Technical Architect for Risetime, Inc. from December 2002 to July 2003. Prior to that, Mr. Plummer served as a Technical Manager for BroadVision, Inc. from March 2000 to June 2002, and held a similar position with Metamor Technologies, Ltd. from June 1996 to March 2000. Mr. Plummer holds a B.S. in Computer Science from the Engineering School at the University of Illinois in Urbana-Champaign.
      Rene Verhaegen. Mr. Verhaegen has served as our Vice President/ Europe since January 2004 with responsibility for managing our sales and customer service efforts in Europe. Prior to joining us, Mr. Verhaegen was employed by Credence Systems Corporation (and its predecessor Semiconductor Test Systems) from May 1987 to October 1993 and held the positions of Marketing Manager and Vice President of European Operations. In October 1993, Mr. Verhaegen was a member of a group that acquired the European operations from Credence Systems Corporation and formed a new entity called Credence Europa with these operations. Mr. Verhaegen became the Chairman and President of Credence Europa until it was sold back to Credence Systems Corporation in August 2000. Mr. Verhaegen then resumed his employment with Credence Systems Corporation until November 2003 and held the positions of General Manager/ European Field Operations and Senior Director NA East Field Operations. Mr. Verhaegen was also employed by Teradyne, Inc. for 11 years, in various sales and marketing positions. Mr. Verhaegen holds a B.S. in Electronic Engineering from the Rijkshogere Technische School in Hasselt, Belgium.
Board of Directors
      We currently have five directors, two of whom, Messrs. Leonard and Theodore Foxman, were nominated and elected as directors under board composition provisions of a stockholders agreement, and one of whom, Mr. Child, was nominated and elected under board composition provisions of our certificate of incorporation. TA Associates has the right to nominate and elect two additional directors pursuant to the provisions of our certificate of incorporation. The board composition provisions of the stockholders agreement and our certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.
      Following the offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of one Class I director (Mr. Leonard Foxman), two Class II directors (Messrs. Theodore Foxman and Gibbs) and two Class III directors (Messrs. Child and Manire), whose initial terms will expire at the annual meetings of stockholders held in 2007, 2008 and 2009, respectively. We intend to expand our board of directors and elect one additional Class I director who will not be an officer or employee of Eagle Test, and will be independent as defined under the rules of the Nasdaq Stock Market. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.
      Leonard Foxman, our Chief Executive Officer and President, and Theodore Foxman, our Chief Operating Officer and Executive Vice President, each serves as a member of our board of directors. Leonard Foxman is the father of Theodore Foxman.
Board Committees
      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of all of our committees complies with the rules of the SEC and the Nasdaq Stock Market that are currently applicable to us, and we intend to comply with additional requirements to the extent that they become applicable to us.
      Audit Committee. Ross W. Manire, Chairman, Michael C. Child and William H. Gibbs currently serve on the audit committee. The audit committee’s responsibilities include, but are not limited to:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor;

•	overseeing the work of our independent auditor, including the receipt and consideration of certain reports from the independent auditor;

•	resolving disagreements between management and our independent auditor;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent auditor;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent auditors and management; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.
      Our board of directors has determined that each of Messrs. Manire and Gibbs qualifies as an “audit committee financial expert” as defined under the Securities Exchange Act of 1934 and the applicable rules of the Nasdaq Stock Market. In making its determination, our board considered the nature and scope of the experiences and responsibilities each of Messrs. Manire and Gibbs has previously had with reporting companies. Messrs. Manire and Gibbs are “independent” for audit committee purposes under the applicable rules of the Nasdaq Stock Market and the SEC. As required by applicable rules, within twelve months of the effective date of the registration statement, of which this prospectus is a part, Mr. Child will resign from the audit committee and will be replaced by an “independent” director.
      Compensation Committee. Michael C. Child, Chairman, Ross W. Manire and William H. Gibbs currently serve on the compensation committee. The compensation committee’s responsibilities include, but are not limited to:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving, or making recommendations to the board with respect to the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our incentive-based compensation plans and equity-based plans; and

•	reviewing and making recommendations to the board with respect to director compensation.
      Nominating and Corporate Governance Committee. William H. Gibbs, Chairman, Michael C. Child and Ross W. Manire currently serve on the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, but are not limited to:

•	developing and recommending to the board criteria for board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	establishing procedures for stockholders to submit recommendations for director candidates;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines; and

•	overseeing the evaluation of the board and management.
Director Compensation

Fees and Expenses
      Directors who are also our employees receive no additional compensation for their services as directors. Our non-employee directors each receive an annual fee from us of $15,000. In addition, we pay our non-employee directors a fee of $1,000 for each board meeting they attend and $500 for each committee meeting they attend. Each member of the audit committee receives an additional annual fee of $7,500, and each member of our other committees receives an additional annual fee of $2,500. Non-employee directors also are reimbursed for reasonable expenses incurred in connection with attending board and committee meetings. However, a director who is affiliated with TA Associates, Inc. will forego board and board committee compensation, including the equity compensation described below, for so long as TA Associates, Inc. beneficially owns more than 10% of our common stock.
      Upon election to the board of directors, non-employee directors are granted an option to purchase 10,000 shares of our common stock, which is fully vested at the time of grant, and an option to purchase 10,000 shares of our common stock, which vests in equal installments over three years. Additionally, following the completion of this offering, non-employee directors will receive, on the fifth business day after each annual meeting of our stockholders, an annual option grant of 5,000 shares that vests in equal installments over four years. The exercise price of these stock options will be equal to the fair market value of the common stock on the date of grant as determined by our board of directors. The vesting of these stock options will accelerate upon a change of control of Eagle Test.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of Eagle Test.
Executive Compensation

Compensation Earned
      The following summarizes the compensation earned during the last three fiscal years by our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on September 30, 2005 and whose total compensation exceeded $100,000. We refer to these individuals as our “named executive officers.”
Summary Compensation Table

			Annual Compensation				Long Term Compensation

							Awards		Payouts

							Restricted	Securities
							Stock	Underlying
			Base		Other Annual		Awards	Options	LTIP Payouts	All Other
Name and Principal Position	Year		Salary ($)	Bonus ($)	Compensation ($)		($)	(#)	($)	Compensation ($)

Leonard Foxman,	2005		350,000	142,500	*		—	—	—	—
Chief Executive Officer,	2004		347,337	560,000	*		—	—	—	—
President and Director	2003		200,000	72,200	42,200	(1)	—	—	—	—

Theodore Foxman,	2005		400,000	115,000	*		—	—	—	—
Chief Operating Officer,	2004		397,764	640,000	*		—	75,000	—	—
Executive Vice	2003		250,000	500,000	*	(2)	—	—	—	—
President and Director

Stephen J Hawrysz,	2005		190,000	77,500	*		—	—	—	—
Chief Financial Officer	2004	(3)	93,442	66,000	*		—	80,000	—	—
	2003		—	—	—		—	—	—	—

Jack E. Weimer,	2005		150,000	62,000	*		—	—	—	—
Chief Technical Officer	2004		148,698	180,000	*		—	70,000	—	—
	2003		98,753	275,251	*		—	—	—	—
Steven R. Dollens,	2005		250,000	62,000	*		—	—	—	—
Vice President of	2004		220,242	300,000	*		—	120,000	—	—
Product Development	2003		166,905	238,309	153,517	(4)	—	—	—	—

*	Excludes benefits and perquisites received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such named executive officer’s annual compensation.

(1)	Represents (i) a contribution of $16,702 made by us for the benefit of Mr. Foxman to the Money Purchase Pension Plan, (ii) a contribution of $20,000 made by us for the benefit of Mr. Foxman to the Profit Sharing Plan, (iii) a contribution of $3,298 made by us for the benefit of Mr. Foxman to the Employee Stock Ownership Plan, and (iv) payment of $2,200 for automobile expenses. Does not include $1,450,000 paid to Mr. Foxman by Pacific Support Group, Partners. See “Certain Relationships and Related Transactions — Transactions with Pacific Support Group, Partners.”

(2)	Does not include $1,012,500 paid to Mr. Foxman and immediate family members living in his household by Pacific Support Group, Partners. See “Certain Relationships and Related Transactions — Transactions with Pacific Support Group, Partners.”

(3)	Represents partial year compensation as Mr. Hawrysz’s employment commenced March 1, 2004.

(4)	Represents (i) sales commission earned of $112,737, (ii) a contribution of $16,702 made by us on behalf of Mr. Dollens to the Money Purchase Pension Plan, (iii) a contribution of $20,000 made by us on behalf of Mr. Dollens to the Profit Sharing Plan, (iv) a contribution of $3,298 made by us on behalf of Mr. Dollens to the Employee Stock Ownership Plan, and (v) a payment of $780 for automobile expenses.

Option Grants in Last Fiscal Year
      There were no individual grants of stock options to any of the named executive officers during fiscal 2005.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values
      The following table sets forth information regarding the number and value of unexercised options held by each of the named executive officers as of September 30, 2005. There was no public market for our common stock as of September 30, 2005. Accordingly, amounts described in the following table under the heading “Value of Unexercised In-the-Money Options at Fiscal Year End” are determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $           per share (the mid-point of the initial public offering price range) and the per share option exercise price. None of our named executive officers or directors exercised options in fiscal 2005.

	Number of Securities		Value of unexercised In-
	Underlying Unexercised		The-Money Options at
	Options at Fiscal Year End		Fiscal Year End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Leonard Foxman	0	0
Theodore Foxman	31,250	43,750
Jack E. Weimer	23,438	46,563
Stephen J. Hawrysz	29,167	50,833
Steven R. Dollens	41,667	78,333
Employee Benefit Plans

2003 Stock Option and Grant Plan
      Our 2003 Stock Option and Grant Plan, or 2003 Option Plan, was adopted by our board of directors and approved by our stockholders in September 2003. We reserved 983,790 shares of our common stock for the issuance of awards under the 2003 Option Plan, as amended.
      The 2003 Option Plan is administered by either a committee of at least two directors appointed by our board of directors, or by our full board of directors. The administrator of the 2003 Option Plan has full power and authority to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award, subject to the provisions of the 2003 Option Plan.
      The 2003 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options granted under the 2003 Option Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant.

      In the event of a merger, sale of assets or dissolution of Eagle Test, or a similar “sale event” in which all awards are not assumed or substituted by the successor entity, all stock options and the 2003 Option Plan will terminate upon the effective time of such sale event following an exercise period. Restricted stock shall be treated as provided in the relevant award agreement. In the event of a sale event in which awards are assumed or substituted by the successor entity, then such award shall become fully vested and exercisable in the event a grantee’s employment or service relationship is terminated within eighteen months following the sale event by Eagle Test or by a successor entity without “cause” or by the grantee for “good reason,” as such terms are defined in the 2003 Option Plan.
      In connection with the adoption of our 2006 Stock Option and Incentive Plan, which is discussed in detail below, our board of directors determined not to grant any further awards under the 2003 Option Plan.

2006 Stock Option and Incentive Plan
      Our 2006 Stock Option and Incentive Plan, or 2006 Option Plan, was adopted by our board of directors and approved by our stockholders in                     , 2006. The 2006 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights. We reserved                      shares of our common stock for the issuance of awards under the 2006 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2006 Option Plan also will be available for future awards. As of                     , 2006, no awards had been granted under the 2006 Option Plan.
      The 2006 Option Plan is administered by either a committee of at least two non-employee directors, or by our full board of directors. The administrator of the 2006 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2006 Option Plan.
      All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2006 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2006 Option Plan. For example, no more than                      shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.
      The exercise price of stock options awarded under the 2006 Option Plan may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2006 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.
      To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.
      Automatic grants of stock options are made to our non-employee directors under the 2006 Option Plan. Each non-employee director, except any director associated with TA Associates, will automatically be granted upon his or her election to the board, a non-qualified stock option to acquire 10,000 shares of common stock which becomes exercisable immediately, and an additional non-qualified option to acquire 10,000 shares of common stock which becomes exercisable in equal installments over three years. In addition, following the completion of this offering, each non-employee director who is serving as a director of the company on the fifth business day after each annual meeting of stockholders will automatically be granted on such day a non-qualified option to acquire 5,000 shares of common stock which becomes exercisable in equal installments over four years. The exercise price of each of these non-qualified options will be equal to the fair market value of the common stock on the date of grant as determined by our board of directors. These non-qualified options will expire ten years from the date of grant. The administrator also may make discretionary grants of non-qualified options to non-employee directors.
      Stock appreciation rights may be granted under our 2006 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.
      Restricted stock may be granted under our 2006 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
      Deferred and unrestricted stock awards may be granted under our 2006 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the administrator shall determine. Our 2006 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.
      Dividend equivalent rights may be granted under our 2006 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and subject to other conditions, as the administrator shall determine.
      Unless the administrator provides otherwise, our 2006 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.
      In the event of a merger, sale or dissolution of Eagle Test, or a similar “sale event,” all stock options and stock appreciation rights granted under the 2006 Option Plan will automatically become fully exercisable, all other awards granted under the 2006 Option Plan will become fully vested and non-forfeitable and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. In addition, upon the effective time of any such sale event, the 2006 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards.
      No awards may be granted under the 2006 Option Plan after                     , 2016. In addition, our board of directors may amend or discontinue the 2006 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in the company’s stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2006 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2006 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2006 Option Plan, (iv) is required by the Nasdaq National Market rules, or (v) is required by the Internal Revenue Code to ensure that incentive options are tax-qualified.

Profit Sharing Plan
      We have established and maintained a Profit Sharing Plan for our eligible employees. Eligible employees are defined as those who have completed one year of service and have attained the age 21. We may make an annual discretionary contribution to the Profit Sharing Plan for the benefit of these employees. Employees are fully vested after achieving five years of service. Our Profit Sharing Plan is intended to constitute a qualified plan under Section 401(a) of the Internal Revenue Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Internal Revenue Code.

Money Purchase Pension Plan
      We have established and maintained a Money Purchase Pension Plan for our eligible employees. Eligible employees are defined as those who have completed one year of service and have attained the age 21. We make annual contributions to the Money Purchase Pension Plan based on a fixed formula for the benefit of these employees. Employees are fully vested after achieving five years of service. Our Money Purchase Pension Plan is intended to constitute a qualified plan under Section 401(a) of the Internal Revenue Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Internal Revenue Code.

Employee Stock Ownership Plan
      We have established and maintained an Employee Stock Ownership Plan for our eligible employees. Eligible employees are defined as those who have completed one year of service and have attained the age 21. We make an annual discretionary contribution to the Employee Stock Ownership Plan in the form of shares of our common stock for the benefit of these employees. The assets of the Employee Stock Ownership Plan are invested primarily in our common stock. Employees are fully vested after achieving five years of service. In the event of an employee’s death, total and permanent disability or attainment of normal retirement age (62), all amounts credited to such employee’s account become fully vested. Distributions of an employee’s benefit may be made in cash or shares of our common stock, or both. Employees may demand however that their account’s benefit will be distributed only in the form of shares of our common stock. Our Employee Stock Ownership Plan is intended to constitute a qualified plan under Section 401(a) of the Internal Revenue Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Internal Revenue Code.
Agreements with Executive Officers

Employment Agreements
      On September 30, 2003, we entered into employment agreements with Messrs. Leonard Foxman and Theodore Foxman. These agreements are automatically renewed upon the completion of the initial one-year term for successive one-year periods until either we or the officer gives 30 days prior written notice of intent not to extend. Leonard Foxman’s and Theodore Foxman’s employment agreements call for the payment of $350,000 and $400,000 in annual base salary, respectively, and rights to participate in bonus plans, standard insurance plans, such as life, accidental death and dismemberment, short-term disability and long-term disability insurance, and retirement benefits, such as the Profit Sharing Plan, the Money Purchase Pension Plan and the Employee Stock Option Plan described earlier, all as generally available to our executives. The agreements require them to refrain from competing with us and from hiring our employees for a period of five years following the termination of their employment with us for any reason. Their employment agreements also each provide for severance payments to the officer in the event his employment with us is terminated as a result of his disability. In addition, in the case of termination by an officer for good reason, or by us without cause, the officer will receive 100% salary continuation for a period of three years from the date of termination and the partially employer-subsidized continuation of group health plan benefits for the same period.
      We also entered into similar employment agreements with Messrs. Hawrysz, Weimer, Dollens and Abramovitch, who pursuant to their respective agreements are to be paid an annual base salary of $190,000, $150,000, $250,000 and $150,000, respectively. Each of these agreements is similar in all material respects to the employment agreements described above, except that each of these agreements requires the officer to refrain from competing with us and from hiring our employees for a period of two years following the termination of the officer’s employment agreement for any reason. Additionally, in the case of termination by an officer for good reason, or by us without cause, the officer will receive continuation of his salary at a rate of 50% of his base salary for a period of two years from the date of termination and partially employer- subsidized continuation of group health plan benefits for twelve months following the date of termination.

Non-Competition Agreement
      In addition to the non-competition provisions contained in Mr. Leonard Foxman’s employment agreement with us, as an inducement to TA Associates to invest in us and in consideration of the redemption of his stock by us in connection with TA Associates’ investment in us, we entered into a non-competition agreement with Mr. Leonard Foxman wherein Mr. Foxman agreed to refrain from competing with us and from hiring our employees for a period ending on the later of September 30, 2008 or two years following the termination of his employment with us for any reason.
Limitation of Liability and Indemnification
      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.
      These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.
      In addition, our by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.
      We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.
      We also maintain a general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
      These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.
      At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Arrangements with TA Associates
      General. In September 2003, TA Associates purchased 3,436 shares of our series A convertible preferred stock for a total purchase price of $65.0 million. TA Associates also purchased $30.0 million in principal amount of 12% senior subordinated convertible notes due September 30, 2009. Michael C. Child, one of our directors, is a Managing Director of TA Associates, Inc.
      In 2003, our founding family and then controlling stockholders, Leonard and Theodore Foxman, determined that it would be prudent to diversify a portion of the stockholders’ net worth represented by their ownership interest in Eagle Test. Leonard and Theodore Foxman sought a financial partner that would facilitate the achievement of these objectives, as well as provide additional industry knowledge and expertise to help Eagle Test execute its business plan. After meeting with several potential purchasers and selecting TA Associates, an unaffiliated private equity firm, Leonard and Theodore Foxman, on behalf themselves and the minority stockholders, and representatives of TA Associates negotiated the acquisition by TA Associates of a 62.8% interest in our equity. At that time, we had no debt and only one class of common stock outstanding. As a result of these negotiations, Leonard and Theodore Foxman and several minority stockholders agreed to sell 8,993,752 shares of common stock back to us, representing the 62.8% stake, for $95.0 million. We obtained the $95.0 million needed to pay for the shares of common stock sold by Leonard and Theodore Foxman and others by borrowing $30.0 million of senior subordinated convertible debt from TA Associates and issuing shares of series A convertible preferred stock (convertible into 8,590,248 shares of common stock and redeemable preferred stock having a liquidation preference of $32.5 million) to TA Associates for $65.0 million, as negotiated by Leonard and Theodore Foxman and TA Associates.
      Our recapitalization created a priority of $30.0 million for the senior subordinated convertible notes. In addition, the shares of series A convertible preferred stock issued to TA Associates in the recapitalization have a number of rights superior to those of our common stock, including, among others, a $65.0 million preference on certain liquidity events, a $32.5 million priority payment on an initial public offering or sale event, and a right to convert into common stock on a one-for-one basis.
      Series A Convertible Preferred Stock. Our certificate of incorporation contains customary provisions relating to the series A convertible preferred stock regarding liquidation and sale preference, voting rights and required approvals of certain transactions, among others. Upon the completion of this offering, all of the shares of series A convertible preferred stock will convert into an aggregate of 8,590,248 shares of our common stock and 3,436 shares of our redeemable preferred stock. All of the shares of redeemable preferred stock will then be immediately redeemed for an aggregate of $32.5 million.
      As discussed above, in our recapitalization in September 2003, TA Associates agreed to provide equity capital with a value of $65.0 million in the form of series A convertible preferred stock. The terms of the series A convertible preferred stock entitle TA Associates to a preferential payment of $32.5 million through the redemption of the redeemable preferred stock, plus 8,590,248 shares of common stock, in connection with an initial public offering. We believe that TA Associates specified that this security be structured as convertible preferred stock that converts into redeemable preferred stock and common stock in connection with an initial public offering in order to avoid treatment of the $32.5 million payment as dividend rather than a return of capital.
      Convertible Notes; Warrants. The note purchase agreement executed in connection with the issuance of the senior subordinated convertible notes to TA Associates contains covenants, events of default and other customary provisions. Upon the completion of this offering, the senior subordinated convertible notes held by TA Associates will be converted into senior subordinated notes in the principal amount of $29.995 million and warrants to purchase 525,040 shares of our common stock. The senior subordinated notes will then be repurchased for approximately $31.6 million, representing $29.995 million of principal, a 2% redemption premium in accordance with the note purchase agreement and an estimate of $1.0 million in accrued and unpaid interest. The warrants to be issued will have an exercise price of $0.01 per share and will expire on September 30, 2013. The holders of the warrants will have a right to sell the warrants to us any time after

September 30, 2008, at their election, for the fair market value of the warrants. TA Associates has agreed to exercise the warrants for common stock in connection with the completion of this offering, and upon such exercise, the right to sell the warrants to us terminates. TA Associates agreed to exercise the warrants because we and the underwriters requested that they do so in order to simplify our capital structure as a public company. See “Description of Capital Stock — Warrants.”
      As discussed above, in our recapitalization in September 2003, TA Associates agreed to loan us $30.0 million in the form of senior subordinated convertible notes. The terms of the senior subordinated convertible notes required us to grant to TA Associates warrants to purchase 525,040 shares of common stock for nominal consideration, and we agreed to these terms. We believe that TA Associates specified that the instruments evidencing this arrangement would be senior subordinated convertible notes having a principal amount of $30.0 million convertible into senior subordinated notes having a principal amount of $29.995 million and the warrants to purchase 525,040 shares of common stock because a separate note and warrant arrangement would have given rise to original issue discount on the separate note, while convertible notes are not subject to the original issue discount rules.
Stockholders Agreement
      In connection with the investment in us by TA Associates, we entered into a stockholders agreement, dated as of September 30, 2003, with TA Associates, and Leonard and Theodore Foxman, both of whom are directors, executive officers and significant stockholders, and Jack E. Weimer and Steven R. Dollens, both of whom are executive officers. The purpose of the stockholders agreement is to govern the relationship among the parties to the agreement. The stockholders agreement provides, among other things, the terms on which our securities held by these stockholders are to be transferred and voted. The stockholders agreement contains customary transfer restrictions, rights of first refusal and co-sale, preemptive rights and voting obligations. For example, our common stockholders that are a party to this agreement are restricted from making certain transfers of their shares without the prior consent of TA Associates, and TA Associates is restricted from transferring its shares to any of our competitors. The stockholders agreement also enables TA Associates to require all of the other stockholders to participate in a sale event in which it elects to participate. A “sale event” is defined as a negotiated transaction whereby at least a majority of the shares of our stock held by TA Associates vote to sell substantially all of our assets, sell a sufficient amount of our common stock to trigger a change of control of us or cause us to merge with any non-affiliate. These provisions, as well as most other provisions, of the stockholders agreement terminate upon the closing of this offering. However, there are three material provisions of the stockholders agreement that survive the closing of this offering. In particular, the surviving provisions include our covenant to indemnify TA Associates, including its associated investment funds, subject to exceptions, for damages, expenses or losses arising out of, based upon or by reason of any third party or governmental claims relating to their status as a security holder, creditor, director, agent, representative or controlling person of us, or otherwise relating to their involvement with us. This covenant continues until the expiration of the applicable statute of limitations. In addition, we have covenanted to reimburse TA Associates up to an annual limit of $40,000 for costs and expenses incurred in connection with its ongoing investment in us, which covenant also survives the closing of this offering. Pursuant to this obligation, in fiscal year 2004 and 2005 we paid TA Associates $5,057 and $11,329, respectively. Lastly, we have covenanted to obtain and maintain directors and officers’ liability insurance coverage of at least $10.0 million per occurrence, covering, among other things, violations of federal or state securities laws. We are required to increase the coverage to at least $15.0 million per occurrence in connection with this offering, and this covenant survives the closing of this offering.
Management Rights Agreement
      In connection with TA Associates’ investment in us, we entered into a management rights agreement, dated as of September 30, 2003, with TA Associates. Under the terms of this agreement, TA Associates is entitled to consult with and advise us on significant business issues, submit business proposals or suggestions to our senior management and to call a meeting with senior management to discuss such proposals or suggestions, and to inspect our facilities and examine our books and records, subject to customary confidentiality restrictions on the use of such information. We do not pay any fees to, or receive any fees from, TA Associates in connection with these arrangements. The agreement will terminate upon the closing of this offering.
Registration Rights Agreement
      In connection with the investment in us by TA Associates, we entered into a registration rights agreement, dated as of September 30, 2003, with TA Associates, Leonard and Theodore Foxman, Jack E. Weimer and Steven R. Dollens. Pursuant to this agreement, under certain circumstances these stockholders are entitled to require us to register their shares of common stock under the securities laws for resale. See “Description of Capital Stock — Registration Rights.”
Redemption of Common Stock; Special Dividend
      We used the $95 million of aggregate proceeds from the sale of our series A convertible preferred stock and 12% senior subordinated convertible notes to TA Associates to redeem shares of common stock, at a price of $10.56 per share, from Leonard Foxman, Foxman Family LLC, Eagle Test Systems, Inc. Employee Stock Ownership Plan, Jack E. Weimer and Steven R. Dollens as set forth below. The members of Foxman Family LLC are twelve trusts for the benefit of Theodore Foxman and his descendants, of which Theodore Foxman is trustee and which trusts collectively have an 86.7% economic interest in Foxman Family LLC, and four trusts for the benefit of Mrs. Robin Cleek and her descendants, of which Mrs. Cleek is trustee, and which trusts collectively have a 13.3% economic interest in Foxman Family LLC. Leonard Foxman is the manager of Foxman Family LLC, and is the father of both Theodore Foxman and Robin Cleek. The price paid in the redemption of our existing stockholders’ shares was determined by arms-length negotiations with TA Associates, and reflects our pre-transaction capital structure, which did not include any indebtedness. Also, in connection with TA Associates’ investment in us, we paid special dividends to such individuals and entities as set forth below.

	Number of	Aggregate	Aggregate Amount
Holder	Shares Redeemed	Redemption Price	of Special Dividends

Leonard Foxman	4,576,350	$48,339,484	$7,909,755
Foxman Family LLC	2,885,938	30,483,843	4,988,048
Employee Stock Ownership Plan	1,390,943	14,692,385	2,404,105
Jack E. Weimer	127,748	1,349,373	220,797
Steven R. Dollens	12,773	134,915	22,076
Loans to Officers and Directors
      Leonard Foxman borrowed an aggregate principal amount of $58,500 pursuant to two loans from us in 1999 to partially fund the purchase of an automobile. These loans bore interest at a rate of 5.0% per annum. On September 29, 2003, Mr. Foxman satisfied these loans in full by repaying an aggregate of $71,130, representing the total principal and interest outstanding under these loans on such date, which amount was the largest amount outstanding under the loans. Mr. Foxman currently has no loans outstanding from us.
Transactions with Pacific Support Group, Partners
      We entered into an Amended and Restated Contract Services Agreement with Pacific Support Group, Partners on April 1, 2003, whereby Pacific Support Group, Partners agreed to provide us with consulting, management and support services. Pacific Support Group, Partners is controlled by Leonard Foxman and Theodore Foxman, and owned by Leonard Foxman and Theodore Foxman and other immediate family members. All of these services were provided by Leonard Foxman and Theodore Foxman. We paid $476,000 to Pacific Support Group, Partners in fiscal 2003. This agreement was terminated during fiscal 2003. In fiscal 2003, Leonard Foxman received payments from Pacific Support Group, Partners in the aggregate of $1.5 million, and Theodore Foxman and his immediate family members living in his household received payments from Pacific Support Group, Partners in the aggregate of $1.0 million. The source of the funds used for payments made by Pacific Support Group to Leonard Foxman and to Theodore Foxman and his immediate family members in fiscal 2003, was payments we made to Pacific Support Group in fiscal 2003 and payments we made to the predecessor of Pacific Support Group in prior fiscal years.
      We currently have no agreements or arrangements with Pacific Support Group, Partners. The services formerly provided by this entity are generally no longer required and to the limited extent they may be needed, they will be performed by our employees.
Indemnification and Employment Agreements
      We have agreed to indemnify our directors and officers in certain circumstances. See “Management — Limitation of Liability and Indemnification.” We have also entered into employment agreements and non-competition agreements with our executive officers. See “Management — Agreements with Executive Officers.”

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our common stock, as of December 31, 2005, and as adjusted to reflect the sale of common stock offered by us and the selling stockholder in this offering, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholder.
      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2005 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations are based on 13,986,495 shares outstanding as of December 31, 2005, which assumes the conversion of all outstanding shares of our series A convertible preferred stock into an aggregate of 8,590,248 shares of common stock that will occur at the closing of this offering.
      We have granted the underwriters an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of                      shares if the underwriters sell more than                      shares in connection with this offering. Information in the following table assumes that the underwriters do not exercise this option.

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering			After Offering

	Shares		Shares	Shares
Name and Address of	Beneficially		Being	Beneficially
Beneficial Owner (1)	Owned	Percentage	Offered	Owned	Percentage

TA Associates Funds(2)	9,115,288	62.8%	—
Leonard Foxman(3)	5,311,937	38.0	—
Foxman Family LLC(4)	3,731,562	26.7
Theodore Foxman(5)	47,091	*	—
Eagle Test Systems, Inc. Employee Stock Ownership Plan(6)	834,565	6.0	—
Jack E. Weimer(7)	144,135	1.0	—
Steven R. Dollens(8)	88,591	*
Derek Abramovitch(9)	43,295	*
Stephen J. Hawrysz(10)	37,649	*	—
Michael C. Child(11)	9,115,288	62.8	—
Ross W. Manire(12)	15,556	*	—
William H. Gibbs(13)	—	—	—	—	—
All executive officers and directors as a group (9 persons)(14)	14,723,595	100.0%

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Except as otherwise indicated, addresses are c/o Eagle Test Systems, Inc., 2200 Millbrook Drive, Buffalo Grove, IL 60089. The address of TA Associates, Inc. and Mr. Child is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.

(2)	Amounts shown reflect the aggregate number of shares of common stock held by TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors LLC and TA Subordinated Debt Fund, L.P. (collectively, the “TA Associates Funds”), assuming the conversion of 3,436 shares of our series A convertible preferred stock into 8,590,248 shares of our common stock. Includes 525,040 shares of our common stock subject to warrants that will be issued upon conversion of our senior subordinated convertible notes.

Investment and voting control of the TA Associates Funds is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a three-person investment committee consisting of the following employees of TA Associates: Messrs. Michael C. Child, C. Kevin Landry and P. Andrews McLane. Mr. Child is a Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P. and TA Subordinated Debt Fund L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Mr. Child has been a member of our board of directors since October 2003. See Note 9 below.

(3)	Includes 3,731,562 shares held by Foxman Family LLC, of which Leonard Foxman is the manager. Leonard Foxman has voting and investment power with respect to the shares held of record by Foxman Family LLC and is the father of Theodore Foxman and Robin Cleek. Leonard Foxman has no economic interest in Foxman Family LLC. The members of Foxman Family LLC are twelve trusts for the benefit of Theodore Foxman and his descendants, of which Theodore Foxman is the trustee and which trusts collectively have an 86.7% economic interest in Foxman Family LLC, and four trusts for the benefit of Mrs. Robin Cleek and her descendants, of which Mrs. Cleek is the trustee and which trusts collectively have a 13.3% economic interest in Foxman Family LLC. Also includes 834,565 shares held by the Employee Stock Ownership Plan, of which Leonard Foxman is the trustee, which position has shared voting and sole investment power in connection with certain matters with respect to such shares. Leonard Foxman disclaims beneficial ownership of such shares, except to the extent of 29,037 shares which he holds as a participant in the Employee Stock Ownership Plan.

(4)	See Note 3 above.

(5)	Includes 40,625 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2005. Also includes 6,466 shares Theodore Foxman holds as a participant in the Employee Stock Ownership Plan. Does not include 1,731,562 shares held by Foxman Family LLC, in which trusts for the benefit of Theodore Foxman and his descendants have an 86.7% economic interest, but over which Theodore Foxman does not have voting or investment power. Theodore Foxman is the trustee of such trusts.

(6)	Leonard Foxman is the trustee of the Employee Stock Ownership Plan and has shared voting and sole investment power in connection with certain matters with respect to the shares held by such plan. The consummation of this offering will not change the sole investment power of the trustee. Presently, shares of our common stock held by the trustee as part of the Employee Stock Ownership Plan assets are generally voted by the trustee, except when a vote concerns the approval or disapproval of any corporate merger, dissolution, sale of substantially all assets of a trade or business, or such similar transactions as prescribed in the income tax regulations. Common stock held by the Employee Stock Ownership Plan on behalf of executive officers are reported in the Employee Stock Ownership Plan’s and the trustee’s common stock ownership listing as well as in the common stock ownership listings for the respective executive officers and for executive officers and directors as a group.

(7)	Includes 31,042 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2005. Also includes 36,446 shares which Mr. Weimer holds as a participant in the Employee Stock Ownership Plan, over which he has shared voting power.

(8)	Includes 55,000 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2005. Also includes 25,929 shares which Mr. Dollens holds as a participant in the Employee Stock Ownership Plan, over which he has shared voting power.

(9)	Includes 40,000 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2005. Also includes 3,295 shares Mr. Abramovitch holds as a participant in the Employee Stock Ownership Plan, over which he has shared voting power.

(10)	Includes 37,500 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2005. Also includes 149 shares which Mr. Hawrysz holds as a participant in the Employee Stock Ownership Plan, over which he has shared voting power.

(11)	Mr. Child is a managing director of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Child disclaims beneficial ownership of all such shares. Mr. Child has been a member of our board of directors since October 2003. See Note 2 above.

(12)	Includes 15,556 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2005.

(13)	Mr. Gibbs has been a member of our board of directors since February 2006.

(14)	Includes 219,723 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2005, 834,565 shares held in the Employee Stock Ownership Plan, and 525,040 shares of our common stock subject to warrants that will be issued upon conversion of our senior subordinated convertible notes.

DESCRIPTION OF CAPITAL STOCK
General
      Upon completion of this offering, our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share, and                     shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our second amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part. We refer in this section to our second amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.
      As of September 30, 2005, there were 5,396,248 shares of our common stock outstanding held by five stockholders of record, 3,436 shares of our series A preferred stock outstanding held by five stockholders of record and options to purchase 703,111 shares of our common stock under our stock option plans. Upon the closing of this offering, each share of our currently outstanding series A preferred stock will be converted into 2,500 shares of common stock and one share of redeemable preferred stock that will be immediately redeemed for $9,459 per share in cash. In addition, at the time of the offering, warrants to purchase 525,040 shares of our common stock will be outstanding.
Common Stock
      The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.
      In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.
Preferred Stock
      Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to                     shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock.
      Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.
Warrants
      There are currently no outstanding warrants. However, upon the conversion of our senior subordinated convertible notes in connection with the consummation of this offering, we will issue warrants to purchase an aggregate of 525,040 shares of our common stock. These warrants will have an exercise price of $0.01 per share, and will expire on September 30, 2013. The holders of the warrants will have a right to sell the warrants to us any time after September 30, 2008, at their election, for the fair market value of the warrants.

The fair market value will be determined by an independent appraiser. TA Associates has agreed to exercise the warrants for common stock prior to the completion of this offering, and upon such exercise, the right to sell the warrants to us terminates. TA Associates agreed to exercise the warrants because we and the underwriters requested that they do so in order to simplify our capital structure as a public company.
Registration Rights
      We entered into a registration rights agreement, dated as of September 30, 2003, with TA Associates, Leonard Foxman, Foxman Family LLC, Eagle Test Systems, Inc. Employee Stock Ownership Plan, Jack E. Weimer and Steven R. Dollens.
      Demand Registration Rights. At any time more than 180 days after the effective date of this offering, subject to exceptions, TA Associates has a right to demand that we file a registration statement covering the offer and sale of our stock held by it and its affiliates. After the completion of this offering, affiliates of TA Associates will own                      shares of our common stock. If we are eligible to file a registration statement on Form S-3, TA Associates has the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement exceeds $500,000. We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement or if we are in possession of material nonpublic information that it would not be in our best interests to disclose. We are not obligated to file a registration statement on Form S-1 on more than three occasions and are not obligated to file a registration statement on Form S-3 more than twice in any 12-month period. This offering will not count toward these limits.
      Piggyback Registration Rights. All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.
      Expenses of Registration. We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.
      Indemnification. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.
Certain Anti-Takeover Provisions of Our Certificate of Incorporation and By-laws
      Our certificate of incorporation and by-laws will, upon completion of this offering, include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
      Board Composition and Filling Vacancies. In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

      No Written Consent of Stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.
      Meetings of Stockholders. Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
      Advance Notice Requirements. Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.
      Amendment to By-laws and Certificate of Incorporation. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
      Undesignated Preferred Stock. Our certificate of incorporation provides for                     authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Section 203 of the Delaware General Corporate Law
      Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Nasdaq National Market Listing
      We have applied to the Nasdaq National Market for the quotation of our common stock under the trading symbol “EGLT.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE
      Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend apply to have our common stock approved for quotation on the Nasdaq National Market, we cannot assure you that there will be an active public market for our common stock.
      Upon completion of this offering, we will have outstanding an aggregate of                 shares of common stock, assuming the issuance of                      shares of common stock offered hereby and no exercise of options after September 30, 2005. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.
      The remaining                      shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares,                 shares will be subject to “lock-up” agreements described below on the effective date of this offering. The 834,565 shares held by our Employee Stock Ownership Plan are not subject to the lock-up agreements and unless we expressly state otherwise are not included in the discussion below. On the effective date of this offering, there will be no shares which are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k). Upon expiration of the lock-up agreements 180 days after the effective date of this offering,                 shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below. The table below assumes that none of the shares of common stock purchased in the directed share program will be subject to a lock-up agreement. See “— Lock-Up Agreements.”

Days After Date of	Shares Eligible
This Prospectus	for Sale	Comment

Upon Effectiveness		Shares sold in the offering
Upon Effectiveness	0	Freely tradable shares saleable under Rule 144 (k) that are not subject to the lock-up
90 Days	0	Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days		Lock-up released; shares saleable under Rules 144 and 701
Thereafter	0	Restricted securities held for one year or less
Employee Benefit Plans
      As of September 30, 2005, there were a total of 703,111 shares of common stock subject to outstanding options under our 2003 Option Plan, approximately 255,090 of which were vested and exercisable. However, all of these shares are subject to lock-up agreements. All options held by our officers and directors are subject to 180 day lock-up agreements. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under the 2003 Option Plan, the 2006 Option Plan and the 2006 Stock Purchase Plan. On the date which is 180 days after the effective date of this offering, a total of approximately                      shares of common stock subject to outstanding options will be vested and exercisable. After the effective dates of the registration statements on Form S-8, shares purchased pursuant to the 2003 Option Plan, the 2006 Option Plan or the 2006 Stock Purchase Plan generally would be available for resale in the public market.
      Our Employee Stock Ownership Plan will not sell any of its shares of our common stock in the offering. Upon completion of the offering, the Employee Stock Ownership Plan will be able to sell or distribute its shares of our common stock under certain circumstances.

Lock-Up Agreements
      All directors, officers, optionholders, and stockholders other than the Employee Stock Ownership Plan have entered into lock-up agreements under which they have agreed not to directly or indirectly transfer, dispose of, or hedge any shares of our common stock, or securities convertible into or exchangeable for shares of our common stock until a date that is at least 180 days after the date of this prospectus. Transfers or dispositions can be made sooner:

•	by gift, will or intestate succession to immediate family members; and

•	to any trust for the direct or indirect benefit of the transferor or his or her immediate family;
provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the lock-up period. In addition, transfers or dispositions can be made sooner with the prior written consent of the underwriters.
      Any shares of common stock purchased in the directed share program by directors or executive officers will be subject to a lock-up period of at least 180 days. Any other participant in the directed share program who purchases 10,000 or more shares of common stock will be subject to a 25-day lock-up period.
      In addition, we have agreed that, without the prior written consent of the underwriters, we will not, directly or indirectly, offer, sell or dispose of, or enter into any swap or derivatives transaction with respect to, any shares of our common stock, any security convertible into or exchangeable for shares of our common stock until a date that is at least 180 days after the date of this prospectus. In addition, we have agreed not to cause the Employee Stock Ownership Plan to dispose of any shares of our common stock, including through the termination or amendment of the Employee Stock Ownership Plan without the prior written consent of the underwriter. Our agreement with the underwriters provides, however, that we may, without such consent:

•	grant options pursuant to our currently existing stock plans.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
      Sales under Rule 144 are generally subject to the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.
Rule 701
      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

      The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, such securities may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with the one-year minimum holding period requirement under Rule 144.
Registration Rights
      Upon completion of this offering, the holders of at least                      shares of our common stock will be eligible to certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

UNDERWRITING
      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Banc of America Securities LLC, Lehman Brothers Inc., Piper Jaffray & Co. and Canaccord Adams Inc. are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Banc of America Securities LLC
Lehman Brothers Inc.

Piper Jaffray & Co.
Canaccord Adams Inc.
Total

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than shares of common stock covered by the option to purchase additional shares as described below) if any of the shares is purchased;

•	the representations and warranties made by us and the selling stockholder to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholder deliver customary closing documents to the underwriters.
Option to Purchase Additional Shares
      We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of            shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than            shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.
Commissions and Expenses
      The following table summarizes the underwriting discounts that we and the selling stockholder will pay. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from the selling stockholder and us.

Total
Per
	Share	No Exercise	Full Exercise

Paid by Eagle Test		$	$
Paid by the selling stockholder		$	$
      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $           million. We will pay all costs and expenses of this offering, including expenses of the selling stockholder pursuant to the registration rights agreement described under “Description of Capital Stock — Registration Rights.”
Lock-Up Agreements
      We, all of our directors and executive officers, and holders of our outstanding stock or options other than the Employee Stock Ownership Plan have agreed that, without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc., we and they will not directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, swap, hedge, transfer, establish an open put equivalent position, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock, or publicly announce an intention to do any of the foregoing, for a period of 180 days from the date of this prospectus other than permitted transfers or in connection with this offering and shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to the exercise of currently outstanding options, warrants or rights. We have also agreed not to file or cause to be filed a registration statement with respect to the registration of shares of common stock or securities convertible, exercisable or exchangeble into common stock, during this 180-day period, other than any registration statement on Form S-8. In addition, we have agreed not to cause the Employee Stock Ownership Plan to dispose of any shares of our common stock during this 180-day period.
      Any shares of common stock purchased in the directed share program by directors or executive officers will be subject to a 180-day lock-up period. Any other participant in the directed share program who purchases 10,000 or more shares of common stock will be subject to a 25-day lock-up period.
      The 180-day restricted period described in the preceding two paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      Banc of America Securities LLC and Lehman Brothers Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Banc of America Securities LLC and Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.
Offering Price Determination
      Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. In determining the initial public offering price of our common stock, we and the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification
      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
      The underwriters may engage in stabilizing transactions, short sales, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	A short position involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales by the underwriters is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. If the underwriters sell more shares than could be covered by their option to purchase additional shares, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters makes any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Stamp Taxes
      If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Directed Share Program
      At our request, the underwriters have reserved for sale at the initial public offering price up to                      shares offered hereby for officers and employees. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.
Electronic Distribution
      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.
      Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.
Discretionary Sales
      The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.
Relationships
      The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business. We currently have no agreements or commitments with respect to any such transactions or services.

LEGAL MATTERS
      Goodwin Procter LLP, Boston, Massachusetts has passed upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C.
EXPERTS
      The consolidated financial statements and schedule of Eagle Test Systems, Inc. and its subsidiaries as of September 30, 2005 and 2004, and for each of the three years in the period ended September 30, 2005, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      Valuation Research Corporation has consented to reference in this prospectus of its report to us setting forth its appraisal of our securities, and to the use in this prospectus of its name and any statements contained in such report.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1 (File Number 333-130521) under the Securities Act with respect to the shares of common stock we and the selling stockholder are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
      Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.
      You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

EAGLE TEST SYSTEMS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Eagle Test Systems, Inc.
      We have audited the accompanying consolidated balance sheets of Eagle Test Systems, Inc. and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of net income and comprehensive income, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Test Systems, Inc. and subsidiaries at September 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2005 in conformity with U.S. generally accepted accounting principles.
      As described in Note 9, the Company adopted new rules relating to earnings per share calculations in fiscal 2005. Those rules also required prior year calculations to be restated.
/s/ Ernst & Young LLP
Chicago, Illinois
November 15, 2005

EAGLE TEST SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares and per share data)

	September 30,

	2004	2005

ASSETS
Current assets:
Cash and cash equivalents	$17,303	$9,976
Marketable securities	6,430	12,700
Accounts receivable, net of allowances, of $1,220 and $1,240	23,535	9,202
Inventories	27,666	17,707
Deferred income taxes	9,703	3,426
Prepaid expenses and other current assets	158	548

Total current assets	84,795	53,559
Property, plant and equipment, net	6,633	12,135
Other assets	324	477

Total assets	$91,752	$66,171

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$6,877	$1,523
Current portion of long-term debt	—	249
Deferred revenue	18,884	3,419
Accrued compensation and related liabilities	6,361	3,103
Accrued income taxes	8,206	767
Other accrued expenses	5,191	2,881

Total current liabilities	45,519	11,942
Long-term liabilities:
Long-term debt, less current portion	28,561	29,484
Redeemable warrants	3,266	2,667
Deferred income taxes	753	1,272
Other long-term liabilities	86	393

Total long-term liabilities	32,666	33,816

Series A convertible preferred stock, par value $0.01 per share, 3,437 shares authorized and 3,436 shares issued as of September 30, 2005 and September 30, 2004	65,000	65,000
Stockholders’ equity (deficit):
Common stock, par value $0.01 per share, shares authorized: 2005 — 15,495,325; 2004 — 15,195,325; 5,396,248 outstanding, as of September 30, 2005 and 2004	54	54
Additional paid in capital	156	156
Accumulated deficit	(52,084)	(44,665)
Deferred stock compensation expense	(180)	(132)
Accumulated other comprehensive income	621	—

Total stockholders’ equity (deficit)	(51,433)	(44,587)

Total liabilities and stockholders’ equity (deficit)	$91,752	$66,171

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE TEST SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME
(In thousands, except share and per share data)

	Year Ended September 30,

	2003	2004	2005

Net revenue	$55,766	$111,210	$63,477
Cost of goods sold	20,457	37,337	26,596

Gross profit	35,309	73,873	36,881
Operating expenses
Selling, general and administrative	16,491	23,932	21,066
Research and development	3,113	6,051	7,883
Write-off of offering expenses	—	1,858	—

Operating income	15,705	42,032	7,932
Interest expense	31	3,887	3,910
Other (income) and expense
Income from marketable securities	(502)	(438)	(2,017)
Investment impairments	18	9	18
Increase (decrease) in value of warrants	—	1,548	(599)
Other (income) and expense, net	(152)	21	(275)

Income before taxes	16,310	37,005	6,895
Provision (benefit) for income taxes	6,706	14,952	(524)

Net income	$9,604	$22,053	$7,419

Net income per share, basic	$0.67	$1.58	$0.53

Net income per share, diluted	$0.67	$1.46	$0.36

Weighted average shares outstanding, basic	14,365,017	5,396,248	5,396,248
Weighted average shares outstanding, diluted	14,390,337	14,009,533	14,513,227
Comprehensive Income:
Net income	$9,604	$22,053	$7,419
Unrealized gain/(loss) on marketable securities, net of taxes	278	104	—
Realized net gain on marketable securities, net of taxes	—	—	(621)

Comprehensive income	$9,882	$22,157	$6,798

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE TEST SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share and per share data)

					Deferred	Accumulated
	Common Stock		Retained	Additional	Stock	Other	Total
			Earnings	Paid In	Compensation	Comprehensive	Stockholders’
	Shares	Amount	(Deficit)	Capital	Expense	Income	Equity (Deficit)

Balance at September 30, 2002	14,390,000	$6	$26,798	$—	$—	$239	$27,043
Net income	—	—	9,604	—	—	—	9,604
Dividends paid and declared ($1.08 per share)	—	—	(15,545)	—	—	—	(15,545)
Recapitalization	(8,993,752)	(6)	(94,994)	—	—	—	(95,000)
Unrealized gain on marketable securities, net of taxes of $185						278	278

Balance at September 30, 2003	5,396,248	$—	$(74,137)	$—	$—	$517	$(73,620)
Net income	—	—	22,053	—	—	—	22,053
Recapitalization	—	54	—	(54)	—	—	—
Deferred compensation expense related to issuance of stock options	—	—	—	210	(210)	—	—
Compensation expense related to stock options	—	—	—	—	30	—	30
Unrealized gain on marketable securities, net of taxes of $69	—	—	—	—	—	104	104

Balance at September 30, 2004	5,396,248	$54	$(52,084)	$156	$(180)	$621	$(51,433)
Net income	—	—	7,419	—	—	—	7,419
Compensation expense related to stock options	—	—	—	—	48	—	48
Reclassification adjustment for realized gain on marketable securities, net of taxes $(450)	—	—	—	—	—	(621)	(621)

Balance at September 30, 2005	5,396,248	$54	$(44,665)	$156	$(132)	$—	$(44,587)

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE TEST SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,

	2003	2004	2005

Cash flows from operating activities:
Net income	$9,604	$22,053	$7,419
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	677	1,270	2,169
Investment impairments	18	9	18
Realized (gain) loss on sale of marketable securities	(149)	(227)	(1,616)
Gain on sale of property and equipment	—	—	(247)
Accretion of discount on long-term debt	—	279	282
Increase (decrease) in value of warrants	—	1,548	(599)
Non cash compensation related to stock options	—	30	48
Deferred income taxes	(762)	(4,194)	7,246
Changes in operating assets and liabilities:
Accounts receivable	(2,922)	(15,556)	14,333
Inventories	(527)	(16,133)	9,959
Prepaid expenses and other current assets	(133)	92	(390)
Other assets	58	(29)	(153)
Accounts payable	(375)	2,746	(5,354)
Deferred revenue	2,159	11,233	(15,465)
Accrued compensation and related liabilities	2,446	2,190	(3,258)
Accrued income taxes	6,344	(421)	(7,439)
Other accrued expenses	(88)	3,486	(2,310)
Other liabilities	(1)	27	310

Net cash provided by operating activities	16,349	8,403	4,953
Cash flows from investing activities:
Purchases of marketable securities	(9,149)	(1,131)	(12,700)
Proceeds from the sales of investments	12,951	10,835	6,957
Sale of property and equipment	—	—	659
Capital expenditures	(2,022)	(4,614)	(7,055)

Net cash provided by (used in) investing activities	1,780	5,090	(12,139)
Cash flows from financing activities:
Payments of long-term debt	(34)	(294)	—
Payments of capital lease obligations	—	—	(141)
Common stock redemption	(95,000)	—	—
Proceeds from issuance of long-term debt	30,000	—	—
Proceeds from issuance of preferred stock	65,000	—	—
Dividends paid	(13,500)	(2,045)	—

Net cash (used in) financing activities	(13,534)	(2,339)	(141)

Net increase (decrease) in cash and cash equivalents	4,595	11,154	(7,327)
Cash and cash equivalents at beginning of period	1,554	6,149	17,303

Cash and cash equivalents at end of period	$6,149	$17,303	$9,976

Supplemental disclosures:
Interest paid	$32	$2,700	$3,628
Income tax refunds	—	—	(3,266)
Income taxes paid	2,017	19,673	2,932
Dividends declared but not paid	2,045	—	—
Capital lease obligations	—	—	1,031
The accompanying notes are an integral part of these consolidated financial statements.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	The Company
      Eagle Test Systems, Inc. (the Company) designs, manufactures, sells, and services automated test equipment (ATE) for the semiconductor industry. The Company’s test systems test analog, mixed-signal, and RF (Radio Frequency) semiconductor devices. Semiconductor designers and manufacturers worldwide use semiconductor test systems to test devices at different stages during the manufacturing process. These tested devices are incorporated into a wide range of products, including digital cameras, MP3 players, cellular telephones, video/multimedia products, automotive electronics, computer peripherals, and notebook and desktop computers. The Company is headquartered in Buffalo Grove, Illinois, where the Company develops and manufactures its test systems. The Company also maintains various offices worldwide for sales, service, and research to support its customer base directly. The operations of, and net investment in, foreign subsidiaries are not material.

2.	Summary of Significant Accounting Policies

Basis of Presentation
      The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Preparation of Financial Statements and Use of Estimates
      The accompanying consolidated financial statements have been prepared by the Company and reflect all adjustments, which, in the opinion of management, are necessary for the fair statement of the results. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results can differ from those estimates.

Revenue Recognition
      Revenue is recognized by the Company when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price is fixed or determinable, and collectibility is reasonably assured.
      The Company derives revenue primarily from test system sales. Revenue related to systems sales is recognized when: (i) the Company has a written sales agreement; (ii) delivery has occurred or services have been rendered; (iii) the price is fixed or determinable; and (iv) collectibility is reasonably assured. If installation services are part of a system sale, test system revenue is deferred until the system is delivered, installed, and accepted by the customer.
      When a sale to a customer involves multiple elements, such as a test system and extra system components or spare parts that are standard product and not essential to the function of the test system configuration, revenue is recognized on the extra system components or spare parts when title passes to the customer upon shipment. When a sale of a test system includes postcontract customer support (PCS), revenue for the PCS is recognized ratably over the PCS period.
      In a few instances, the Company has entered into short-term rental agreements with customers for the use of its systems. The Company recognizes rental revenue ratably over the applicable rental period. Rental revenues are included as a component of product sales and have been immaterial to date.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Shipping and Handling Costs
      Shipping and handling costs related to the delivery of systems are expensed as incurred and classified as cost of goods sold in the consolidated statements of net income and comprehensive income.

Product Warranty Costs
      The Company’s systems are sold with warranty provisions that require the Company to remedy deficiencies in quality or performance of its products over a period ranging from 12 to 24 months. The policy of the Company is to establish warranty reserves at the time revenue is recognized at levels that represent the estimate of costs that will be incurred to fulfill those warranty requirements.

Research and Development Costs
      Research and development costs consist primarily of compensation and related costs for personnel as well as costs related to materials, outside contractors, equipment depreciation, and other engineering overhead costs. All research and development costs are expensed as incurred.

Income Taxes
      The Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. Research and development tax credits are recognized for financial reporting purposes to the extent that they can be utilized in the tax return.

Cash, Cash Equivalents and Marketable Securities
      The Company considers all highly liquid investments that are readily convertible to cash and that have remaining maturities of three months or less when purchased to be cash and cash equivalents. Marketable securities consist of debt and equity securities that are classified as available-for-sale. Securities available for sale include corporate common stocks trading on a major exchange, corporate and governmental obligations with various contractual maturity dates, variable rate demand notes (VRDNs) and auction rate securities. Governmental obligations include U.S. government, state, municipal, and federal agency securities. Market fluctuations in marketable securities are reflected in other comprehensive income unless a market decline is considered to be other than temporary. The Company records unrealized impairment losses of other-than-temporary impairments in investments if the market value of an investment remains significantly below cost for more than six consecutive months and the decline is considered permanent. Realized gains and losses on sales of marketable securities are determined based on average cost.

Inventories
      Inventories are stated at the lower of cost or market, with cost determined on the first in, first out method, and include materials, labor, and manufacturing overhead.
      Inventories at customers under purchase orders represents systems that have been shipped under the terms of a customer purchase order, but have not yet qualified for revenue recognition as the systems had not been accepted as of the balance sheet date.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Property and Equipment
      Property and equipment is recorded at cost. The Company provides for depreciation and amortization on the straight-line method over the estimated useful lives of the related assets. Equipment includes internally manufactured systems used for testing components and engineering and applications development equipment. Repairs and maintenance costs that do not extend the lives of property and equipment are expensed as incurred.

Stock Options
      The Company accounts for stock options issued to employees under the Company’s stock option plan using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure-only provision of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, for options issued to employees and directors. Expense associated with stock options issued to nonemployees/nondirectors is recorded in accordance with SFAS No. 123.
      Had the Company accounted for its stock options in accordance with SFAS No. 123, pro forma net income and pro forma net income per share for the year ended September 30, 2005, would have been as follows:

	Year Ended September 30

	2003	2004	2005

As reported	$9,604	$22,053	$7,419
Stock-based compensation expense, net of tax	—	18	28
Pro forma stock-based compensation expense, net of tax	—	(73)	(113)

Pro forma net income attributable to common stockholders	$9,604	$21,998	$7,334

	Year Ended September 30

	2003	2004	2005

Pro forma net income per share attributable to common stockholders
Basic	$0.67	$1.57	$0.52
Diluted	$0.67	$1.46	$0.35
Net income per share attributable to common stockholders as reported
Basic	$0.67	$1.58	$0.53
Diluted	$0.67	$1.46	$0.36
      The pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years because of the fact that options vest over several years; pro forma compensation expense is recognized as the options vest, and additional awards may also be granted.
      Under SFAS No. 123, the fair value of each option is estimated on the date of the grant based on the minimum value pricing model method assuming, among other things, a risk-free interest rate ranging from 3.53% to 4.23%, no dividend yield, expected volatility of 0% (as the Company is privately held), and an expected life of seven years. The weighted-average fair value of the options granted during the years ended September 30, 2004 and 2005, were $1.16 and $0.11 per share respectively.
      In December 2004, the FASB finalized SFAS No. 123R, “Share Based Payment”, amending SFAS No. 123, effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005, and for public entities as of the beginning of the first interim reporting

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
period for the fiscal year that begins after June 15, 2005. SFAS 123R requires the Company to expense stock options based on grant date fair value in the income statement. Further, SFAS 123R requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The Company is evaluating the requirements of SFAS 123R and has not determined the impact implementation will have on the results of operations and earnings per share.

Fair Value of Financial Instruments
      As of September 30, 2004 and 2005, certain of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable, approximate their fair values due to their short maturities. As of September 30, 2004 and 2005, the Senior Subordinated Convertible Notes had an approximate fair value of $34,225 and $33,200, respectively, which values were based upon an independent valuation obtained by the Company.

Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period costs. The provisions of SFAS 151 are effective for fiscal year 2006. The Company does not expect SFAS 151 to have a material impact on the financial position, results of operations or cash flows.
      In December 2004, FASB issued FASB Staff Position No. SFAS 109-a, “Application of FAS 109 for the Tax Deduction Provided to U.S. Based Manufacturers by the American Job Creation Act of 2004”, and FASB Staff Position No. SFAS 109-b, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”. The American Jobs Creation Act of 2004 (“Act”) repeals export tax benefits, transitions in a new tax deduction for qualifying U.S. manufacturing activities and provides for the repatriation of earnings from foreign subsidiaries at reduced federal income tax rates. These two staff positions provide accounting and disclosure guidance related to the American Job Creation Act of 2004. The Act will have no effect on the Company’s fiscal 2005 tax liability; however, the Company is evaluating what impact of transitioning from an Export Tax incentive benefit to a new tax deduction for U.S. Manufacturing Activities will have on future years.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which requires the direct effects of voluntary accounting principle changes to be retrospectively applied to prior periods’ financial statements. SFAS 154 does not change the transition provisions of any existing accounting pronouncements, but would apply in the unusual instance that a pronouncement does not include specific transition provisions. SFAS 154 maintains existing guidance with respect to accounting estimate changes and corrections of errors, and is effective for the Company beginning with fiscal year 2007. Adoption is not expected to have a material impact on our financial position, results of operation or cash flows.

3.	Marketable Securities
      During fiscal 2005, the Company liquidated its portfolio of marketable securities and invested the proceeds in highly liquid investments to implement a new investment policy approved by the Board of Directors. The new investment policy institutes more conservative liquidity and preservation of capital focus to protect investments from severe economic conditions and drastic shifts in interest rates. At September 30,

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
2005, the Company’s marketable securities were invested in VRDNs and auction rate securities issued with a major agency with ratings of AA/AAA and interest rates reset every 7 to 28 days. The VRDNs have a put option back to the financial institution remarketing agent that provides for liquidity within 2 to 5 days and these instruments trade at par value. Since the put option is not with the original issuer, the VRDNs are classified as marketable securities available for sale. The auction rate securities trade at a par value of one dollar and can be liquidated at par with no more than 5 days notice. Since the securities that back these securities have maturities in excess of 90 days from balance sheet date, they are classified as marketable securities available for sale.
      The market value and amortized cost of marketable securities as of the dates indicated are as follows:

	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	(Losses)	Value

September 30, 2004
Government — Debt	$2,975	$359	$—	$3,334
Corporate — Equities	2,076	728	(28)	2,776
Other	308	31	(19)	320

	$5,359	$1,118	$(47)	$6,430

September 30, 2005
Government — Debt	$—	$—	$—	$—
Corporate — Equities	—	—	—	—
Auction rate securities	1,700	—	—	1,700
Variable rate demand notes	11,000	—	—	11,000

	12,700	—	—	12,700

      Maturities of government debt and auction rate securities are as follows:

	September 30

	2004	2005

Less than 1 year	$—	$—
1 - 5 Years	—	—
5 - 10 Years	3,334	—
Over 10 Years	—	12,700

	$3,334	$12,700

      The realized gains, losses, and interest are included in income from marketable securities in the consolidated statements of net income and comprehensive income. Unrealized gains and losses are reflected as a separate component of accumulated other comprehensive income and are included in stockholders’ equity (deficit), net of tax.
      Interest and dividend income and realized gains from sales of marketable securities are as follows:

	Year Ended
	September 30

	2003	2004	2005

Interest income	$307	$141	$331
Dividend income	46	70	70
Net realized gains from sales of marketable securities	149	227	1,616

Income from marketable securities	$502	$438	$2,017

      The Company recognized impairment losses on marketable securities of $18, $9, and $18 in fiscal 2003, 2004, and 2005, respectively.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

4.	Inventories
      Inventories consist of the following:

	September 30

	2004	2005

Raw materials	$7,879	$7,683
Work-in-process	7,310	1,865
Finished goods	8,749	7,434
Inventory at customers under purchase orders	3,728	725

	$27,666	$17,707

      The Company’s policy is to establish inventory reserves when conditions exist that suggest inventory may be in excess of anticipated demand or is obsolete based upon assumptions about future demand for products or market conditions. The Company regularly evaluates the ability to realize the value of its inventory based on a combination of factors including the following: forecasted sales or usage, estimated product end-of-life dates, estimated current and future market value, and new product introductions. Purchasing and alternative usage options are also explored to mitigate obsolete inventory exposure. When recorded, reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventory of $27,666 is stated net of inventory reserves of $5,727 as of September 30, 2004. Inventory of $17,707 is stated net of inventory reserves of $9,082 as of September 30, 2005. If actual demand for products deteriorates or market conditions are less favorable than those the Company projects, additional inventory reserves may be required.

5.	Property and Equipment
      Property and equipment is summarized as follows:

	September 30		Depreciable
			Life
	2004	2005	(in Years)

Land	$72	$—	—
Buildings	649	161	30
Building improvements	811	127	10
Leasehold improvements	—	3,575	10
Equipment	7,345	10,672	3-5
Office furniture	537	1,636	5-7
Software	783	952	3

	10,197	17,123
Less accumulated depreciation	(3,564)	(4,988)

	$6,633	$12,135

      The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future undiscounted net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of these assets exceeds the fair value of the assets. There have been no impairments of long-lived assets in the years ended 2003, 2004, or 2005.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      During the year ended September 30, 2005, the Company purchased certain office furniture under a capital lease. The cost of such office furniture and related accumulated depreciation was $1,031 and $106 respectively as of September 30, 2005.
      Depreciation expense was $677, $1,270, and $2,169, for the years ended September 30, 2003, 2004, and 2005, respectively. Depreciation expense for office furniture under capital lease was $106 for the year ended September 30, 2005.

6.	Stockholders’ Equity and Preferred Stock

Recapitalization
      On December 31, 2003, the Board of Directors met and approved the following changes to the Company’s capital stock:

Change in Authorized Shares — The Company’s Articles of Incorporation were amended to increase the authorized capital stock of the Company from 14,874 shares to 15,202,199 shares and authorized common shares from 20,000,000 shares with no par value to 15,195,325 shares with a par value of $.01 per share.

Stock Dividend — Declared a common stock split in the form of a stock dividend. The common shares were split on a 2,500:1 basis for common shares outstanding at December 2, 2003.
      In May 2005, the Company amended the Articles of Incorporation to increase the authorized capital stock of the Company from 15,202,199 shares to 15,502,199 shares consisting of: (i) 15,495,325 shares of common stock, par value $0.01 per share, and (ii) 6,874 shares of preferred stock, par value $0.01 per share.
      As noted above, the Company is authorized to issue 15,502,199 shares of capital stock consisting of: (i) 15,495,325 shares of Common Stock, par value $0.01 per share; (ii) 3,437 shares of Series A Convertible Preferred Stock, par value $0.01 per share (Convertible Preferred Stock); and (iii) 3,437 shares of Redeemable Preferred Stock, par value $0.01 per share (Redeemable Preferred Stock).

Common Stock
      The rights, preferences, and privileges of the common stock are:
      Dividends — No dividend may be paid with respect to common stock until payment of preferential dividends is made to holders of Redeemable Preferred Stock should any Redeemable Preferred Stock be issued and outstanding. Additionally, any Convertible Preferred Stock shall be entitled to any common stock dividend on an as converted basis.
      Voting rights — The holders of common stock are entitled to one vote per share and as long as any shares of Convertible Preferred Stock are issued and outstanding, shall vote together with the holders of Convertible Preferred Stock as a single class.

Reserved Shares of Common Stock
      At September 30, 2005, the Company has reserved 983,790 unissued shares of its common stock for possible issuance under a stock-based compensation plan. In addition, at September 30, 2005, the Company has reserved 8,590,248 shares and 525,040 shares of its common stock for issuance relating to the possible conversion of the Convertible Preferred Stock and for possible issuance relating to warrants issuable upon conversion of the Senior Subordinated Convertible Notes (Notes) respectively.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Preferred Stock

Series A Convertible Preferred Stock
      The Company has designated 3,437 of its shares of authorized Preferred Stock as Convertible Preferred Stock.
      Voting — Generally, the Convertible Preferred Stock will be entitled to one vote per share on an as converted basis and will vote together with the common stockholders except related to the following items where the Convertible Preferred Stock will vote as a separate class: (i) election of three board members of the Company, (ii) declaration or payment of dividends on any shares other than the Convertible Preferred Stock, (iii) alteration of the designations, preferences, or powers of the Convertible Preferred Stock, (iv) issuance of equity or equity-related securities ranking senior to or on parity with the Convertible Preferred Stock, (v) amendment, modification, or repeal of any provisions of the Company’s Articles of Incorporation or bylaws, and (vi) effectuation of any merger, acquisition, liquidating event, or asset sale or incurrence of indebtedness over $500,000.
      Dividends — The holders of Convertible Preferred Stock are entitled to any common stock dividends on an as converted basis.
      Preference — The holders of Convertible Preferred Stock are entitled to a preference of $18,925 per share outstanding plus any declared and unpaid dividends prior to any payments to common stockholders in any liquidation or sale of the Company.
      Redemption — The holders of Convertible Preferred Stock at any time after September 30, 2009, may elect to cause redemption of up to 50% of the then-outstanding shares of the Convertible Preferred Stock by a majority vote. After September 30, 2010, the holders of Convertible Preferred Stock may elect to cause redemption of up to 100% of the then-outstanding shares of Convertible Preferred Stock by a majority vote.
      Conversion Rights — At any time after issuance upon written election of a majority of the holders of Convertible Preferred Stock, these holders can elect to convert each share of Convertible Preferred Stock into 2,500 shares of common stock and one share of Redeemable Preferred Stock, subject to certain adjustments as defined. In addition, all shares of Convertible Preferred Stock shall automatically be converted into an aggregate of 8,590,248 shares of common stock and an aggregate of 3,436 shares of Redeemable Preferred Stock, subject to certain adjustments as defined, upon the effectiveness of an underwritten public offering in which the aggregate proceeds to the Company are in excess of $60,000 and the initial public offering price is at least two times the initial purchase price of the Convertible Preferred Stock shares (as adjusted to reflect any stock splits or similar adjustments). Additionally, such proceeds from the offering must be used or designated to redeem all shares of the Redeemable Preferred Stock at an aggregate value of $32,500.

Redeemable Preferred Stock
      The Company has designated 3,437 shares of its authorized Preferred Stock as Redeemable Preferred Stock. As of September 30, 2003, 2004 and 2005, no shares of Redeemable Preferred Stock were outstanding.
      Voting — The Redeemable Preferred Stock holders will be entitled to only vote as a separate class to elect 1 (one) board member to the Company’s Board of Directors. The Redeemable Preferred Stock holders will have no other voting rights except as required by law.
      Dividends — The holders of Redeemable Preferred Stock shall be entitled to a 5% cumulative annual dividend, compounded quarterly for amounts unpaid from issuance.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      Preference — The holders of Redeemable Preferred Stock shall be entitled to a preference of $9,459 per share outstanding plus any accumulated and unpaid dividends prior to any payments to common stockholders in any liquidation or sale of the Company.
      Redemption — The holders of Redeemable Preferred Stock at any time after September 30, 2009, may elect to cause redemption of up to 50% of the then-outstanding shares of the Redeemable Preferred Stock by a majority vote. After September 30, 2010, the Redeemable Preferred Stock-holders may elect to cause redemption of up to 100% of the then-outstanding shares of the Redeemable Preferred Stock by a majority vote. The Redeemable Preferred Stock is also required to be redeemed in conjunction with any initial public offering meeting the conditions discussed above.

7.	Investment by TA Associates
      On September 30, 2003, investment funds managed by TA Associates (collectively referred to as the Investors) purchased 3,436 shares of Convertible Preferred Stock for $65,000. The Company also issued Notes to the Investors aggregating $30,000, bearing annual interest of 12%, which mature September 30, 2009. From the date of issuance, at the option of the holders, the Notes are convertible into: (i) Senior Subordinated Notes aggregating $29,995 (plus accrued and unpaid interest), bearing annual interest of 12%, and maturing September 30, 2009, and (ii) redeemable warrants to purchase 525,040 shares of common stock at a price of $0.01 per share. The allocated fair value of the warrants has been accounted for as a discount of $1,718 on the Notes and is being amortized to interest expense over the term of the notes. As the warrants enable the holders to put the warrants to the Company at fair value at any time after September 30, 2008, the warrants are considered liability instruments and recorded at fair value based on independent valuations. As of September 30, 2004 and 2005, the common stock warrants were revalued based upon independent valuations. The change in the value of the warrants was an increase of $1,548 for 2004 and a decrease of $599 for 2005 (total value of $3,266 and $2,667 at September 30, 2004 and 2005, respectively), and a corresponding expense or income for the increase or decrease in fair market value was recorded in the financial statements as other (income) expense.
      The entire proceeds from the Convertible Preferred Stock and Notes were used to redeem 8,993,752 shares of common stock on September 30, 2003, for $95,000.
      After the above transaction was completed on September 30, 2003, all of the remaining 5,396,248 shares of $0.0004 par value common stock were redesignated as common stock with no par value. The transaction with the Investors did not result in new basis accounting pushed down to the Company.

8.	Long-Term Debt
      Long-term debt consists of the following:

	September 30

	2004	2005

Senior Subordinated Convertible Notes, net of discounts of $1,439 and $1,157 at September 30, 2004 and 2005, respectively	$28,561	$28,843
Capital lease obligations	—	890

	$28,561	$29,733
Less current portion of capital lease obligations	—	(249)

	$28,561	$29,484

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      Capital lease obligations of $890 represent capital leases of furniture and is secured by the underlying furniture purchased.
      As discussed in Note 7, the Notes were issued in connection with the redemption of common stock. The Notes bear interest at 12%, payable quarterly, and are due on September 30, 2009. The Notes are convertible at the option of the holder into 12% Senior Subordinated Notes and redeemable warrants to purchase 525,040 shares of common stock at a price of $0.01 per share, which are exercisable at the option of the holder until September 30, 2013. The value of the Notes is net of $1,718 allocated proceeds assigned to the warrants as a discount, which is being amortized to interest expense over the life of the debt. The warrants expire on September 30, 2013.

9.	Net Income Per Share
      The Company adopted EITF Issue No. 03-6, “Participating Securities and the Two — Class Method under FASB Statement No. 128, Earnings Per Share” from October 1, 2004. The EITF is applicable for all fiscal periods commencing on or after March 31, 2004 and requires the use of the two-class method to compute basic EPS for companies with participating convertible securities. Accordingly, basic earnings per share for the comparative period of fiscal 2004 has been restated to conform to the guidance in EITF Issue No. 03-6. The EITF does not have a material impact on the basic earnings per share for fiscal 2003.
      Basic net income per common share is computed by dividing net income attributable to common stock by the weighted-average number of common shares outstanding for the period. Diluted income per common share reflects the maximum dilution that would have resulted from the assumed exercise of convertible preferred stock, warrants, and stock options, as applicable, and is computed by dividing net income by the weighted-average number of common shares and all dilutive securities outstanding.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      A reconciliation between basic and diluted earnings per share (EPS) is as follows:

	Year Ended September 30

	2003	2004	2005

Net income	$9,604	$22,053	$7,419
Basic EPS:
Adjustments to income:
Net income allocated to convertible preferred shares	—	(13,544)	(4,557)

Income available to common shareholders	9,604	8,509	2,862

Weighted-average common share outstanding	14,365,017	5,396,248	5,396,248
Basic net income per share	$0.67	$1.58	$0.53

Diluted EPS:
Adjustments to Income:
Dividend on Redeemable Preferred stock as converted — 5% cumulative	$—	$(1,656)	$(1,656)
Warrant value adjustment	—	—*	(599)

Income available to common shareholders	$9,604	$20,397	$5,164

Weighted-average common shares outstanding	14,365,017	5,396,248	5,396,248
Plus impact of convertible preferred stock and warrants and stock options, as applicable	25,320	8,613,285	9,116,979

Diluted common shares	14,390,337	14,009,533	14,513,227

Diluted EPS	$0.67	$1.46	$0.36

*For fiscal 2004, the assumed exercise of warrants is anti-dilutive.

10.	Income Taxes
      The components of the provision (benefit) for income taxes consist of the following:

	Year Ended September 30

	2003	2004	2005

Current:
Federal	$5,682	$15,433	$(5,400)
State	1,786	3,866	(1,920)

Total current	7,468	19,299	(7,320)
Deferred:
Federal	(580)	(3,476)	5,013
State	(182)	(871)	1,783

Total deferred	(762)	(4,347)	6,796

Total income tax expense	$6,706	$14,952	$(524)

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      Reconciliations of the U.S. federal statutory rate to the Company’s effective tax rates are as follows:

	September 30

	2003	2004	2005

Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax effect	6.4	5.2	3.7
Capital loss carryover	—	—	(2.0)
Research and development tax credits	(0.4)	(0.3)	(1.8)
Nondeductible increase (decrease) in value of warrants	—	1.7	(3.4)
Extraterritorial income exclusion	—	(1.1)	(3.0)
Provision to return adjustments	—	—	(23.0)
Reduction in tax accrual	—	—	(13.8)
Other	0.1	(0.1)	0.7

Effective tax rate	41.1%	40.4%	(7.6)%

      During the year ended September 30, 2005, the Company filed its prior year tax returns and adjusted the current year tax provision for actual deductions taken in those returns. The net impact on the effective tax rate for 2005 was a benefit of 23%. The tax effect of the deductions amounted to $1,577 and primarily related to additional extraterritorial income exclusion and state income taxes above the amounts originally estimated.
      Additionally, the Company filed for tax method changes with the Internal Revenue Service during the year ended September 30, 2005. Accrued taxes were adjusted to reflect the actual tax liability based on these filings and to reverse the liability relating to tax positions of closed tax years. The net reduction in accrued taxes amounted to $968.
      The temporary differences that created the deferred tax assets and (liabilities) are as follows:

	September 30

	2004	2005

Deferred tax assets:
Allowance for accounts receivable	$491	$491
Impairment losses on marketable securities	335	8
Inventory valuation reserves	2,304	2,027
Deferred revenue	6,132	494
Other accrued expenses	872	406

Total deferred tax assets	10,134	3,426
Deferred tax liabilities:
Depreciation	(753)	(1,272)
Unrealized gain on marketable securities	(431)	—

Total deferred tax liabilities	(1,184)	(1,272)

Net deferred tax assets	$8,950	$2,154

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

11.	Employee Benefit Plans

Employee Stock Ownership Plan
      The Company has an Employee Stock Ownership Plan (ESOP) which covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company’s annual contribution to the ESOP is discretionary. The Company’s contributions to the ESOP are allocated to individual participant accounts which vest on completion of an employee’s fifth year of qualifying service. For the year ended September 30, 2003, approximately $50 was expensed for the ESOP contribution. For the years ended September 30, 2004 and 2005, no amount was expensed for the ESOP contribution. Distributions from the ESOP are made in accordance with the terms of the ESOP Trust Agreement and may be in the form of cash or shares of Company common stock. The ESOP owned 834,565 shares of common stock at September 30, 2003, 2004, and 2005.

Other Compensation Plans
      The Company has established a profit-sharing plan, which is a discretionary, defined-contribution plan. Under the profit-sharing plan, the Company expensed approximately $871, $520, and $287 for the years ended September 30, 2003, 2004, and 2005, respectively. Eligible employees are defined as those who have completed one year of service and have attained the age of 21. Employees are fully vested after achieving five years of service.
      The Company also has a pension plan which is a discretionary, defined-contribution plan. Under the pension plan, the Company expensed approximately $863, $520, and $170 for the years ended September 30, 2003, 2004, and 2005, respectively. Eligible employees are defined as those who have completed one year of service and have attained the age of 21. Employees are fully vested after achieving five years of service.

12.	Stock Option Plan
      In September 2003, the Company adopted the 2003 Stock Option and Grant Plan (the Plan), which provides for the issuance of incentive and nonqualified common stock options to employees, directors, and consultants of the Company. The Board of Directors has reserved 983,790 shares of common stock to be issued in conjunction with the Plan. The term of the options shall be no more than 10 years from the date of grant. Options granted under the Plan generally vest in periods between one and four years, as determined by the Board of Directors. As of September 30, 2003, the Board of Directors had not granted any stock options under the Plan, and there were no options outstanding as of that date.
      During the years ended September 30, 2004 and 2005, the Company issued stock options under the Plan. In accordance with APB No. 25, the Company has recorded the difference between the exercise price and the fair value as determined by an independent valuation of the common stock on the date of grant as deferred compensation totaling $210 and is amortizing such deferred compensation on a straight-line basis over the vesting periods of the options. Expense recognized during the years ended September 30, 2004 and 2005, totaled $30 and $48, respectively. If the fair value method had been applied, the Company would have recognized compensation costs of $121 and $188 for the year ended September 30, 2004 and 2005, respectively.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      The Company’s stock option activity for the years ended September 30, 2004 and 2005, under the Plan is as follows:

	Outstanding	Weighted Average
	Options	Exercise Price

Outstanding at September 30, 2003	—	—
Granted	664,500	$8.37
Exercised	—	—
Forfeited	—	—

Outstanding at September 30, 2004	664,500	$8.37
Granted	45,000	7.33
Exercised	—	—
Forfeited	(6,389)	10.00

Outstanding at September 30, 2005	703,111	$8.29

      The following table summarizes information about all stock options outstanding for the Company as of September 30, 2005:

Options Outstanding				Options Vested

		Weighted-	Weighted-		Weighted-
Exercise	Number	Average	Average	Number	Average
Price	Outstanding	Remaining Life	Exercise Price	Exercisable	Exercise Price

$6.00-$7.00	319,500	8.41	$6.32	122,833	$6.25
$8.00-$10.00	383,611	8.83	$9.92	132,257	$10.00

	703,111			255,090

13.	Concentration of Credit Risk
      The Company has a concentration of sales with certain major semiconductor manufacturers that individually represent more than 10% of total revenue. Sales to these major semiconductor manufacturers were as follows:

	Years Ended
	September 30

	2003	2004	2005

National Semiconductor Corporation	38.8%	36.1%	*
Texas Instruments Incorporated	*	31.9	44.3%
Intersil Corporation	20.0	*	*

	58.8%	68.0%	44.3%

*	Less than 10%
     Major semiconductor manufacturer companies comprise a significant portion of the Company’s trade receivables. As of September 30, 2004, two customers (National Semiconductor and Texas Instruments) comprised approximately 56% of the Company’s trade receivables balance. As of September 30, 2005, two customers (Intersil and Texas Instruments) comprised approximately 49% of the Company’s trade receivables balance.
      Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash equivalents, marketable securities, and accounts receivable. All of the Company’s cash equivalents and

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
marketable securities are held by major financial institutions. Deposits held with financial institutions may exceed the amount of insurance provided on such deposits. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce its credit risk, the Company routinely assesses the financial strength of its customers. The Company does not require collateral although the Company obtains letters of credit on sales to certain foreign customers. An allowance for doubtful accounts is maintained at a level management believes is sufficient to cover potential credit losses based on past collection history and specific risks identified among uncollectible accounts. Accounts receivable are charged off against the allowance for doubtful accounts when it determines that the receivable will not be collected.

14.	Other Comprehensive Income
      Comprehensive income is comprised of two components, net income and other comprehensive income. The components of other comprehensive income, and related tax effects were as follows for the fiscal year ended September 30:

	Year Ended
	September 30

	2003	2004	2005

Change in net unrealized holdings gains (losses) on marketable securities, net of tax of $238, $160, and $0 in 2003, 2004, and 2005, respectively	$358	$240	$—
Less adjustment for net gain (loss) on investments included in net income, net of tax of $53, $91, and $450 in 2003, 2004, and 2005, respectively	80	136	621

Other comprehensive income, net of taxes	$278	$104	$(621)

15.	Industry and Geographic Segment Information

Operating Segments
      The Company operates in one industry segment: the design, manufacture, and marketing of automated test equipment for the semiconductor industry that is used to test analog, mixed-signal, and radio frequency devices.

Geographic Information
      The Company markets its products and related services to customers mainly through a direct sales force. Revenues are attributed to geographic areas based on the country in which the customer is domiciled.
      The Company’s revenues are generated from sales into the following geographic regions:

	Year Ended September 30

	2003	2004	2005

United States	$23,503	$24,031	$29,295
Malaysia	18,642	56,720	13,602
Other	13,621	30,459	20,580
      Substantially all of the Company’s long-lived assets are located in the United States.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

16.	Commitments and Contingencies

Lease Commitments
      The Company has operating and capital lease commitments for certain facilities and equipment. Minimum lease payments under noncancelable leases are as follows:

	Operating	Capital
	Leases	Leases

2006	$2,119	$286
2007	2,048	286
2008	1,780	276
2009	1,584	117
2010	1,574	2
Thereafter	7,231	—

Total minimum lease payments	$16,336	967

Less amount representing interest		(77)

Present value of capital lease obligations		$890

      Total rental expense for fiscal 2003, 2004, and 2005 was $529, $780, and $1,840, respectively.
Contingencies
      The Company’s sales agreements indemnify its customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks, or copyrights of third parties. The terms of these indemnification agreements are generally indefinite after execution of the agreement. The maximum amount of potential future indemnification is unlimited. However, to date, the Company has not paid any claims or been required to defend any lawsuits with respect to any claim.
      From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect on the financial position, results of operations, or cash flows of the Company.

EAGLE TEST SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Product Warranty
      The following table shows the details of the product warranty accrual:

Product Warranty Activity

Balance at September 30, 2002	$220
Warranty expenditures	(605)
Provision for warranty	885

Balance at September 30, 2003	500
Warranty expenditures	(862)
Provision for warranty	1,633

Balance at September 30, 2004	1,271
Warranty expenditures	(1,416)
Provision for warranty	708

Balance at September 30, 2005	$563

17.	Related Party Transactions
      In 2003, the Company entered into a service agreement to utilize the services of Pacific Support Group Partners (PSG), a company owned and controlled by two individuals who are officers, directors, and significant stockholders of the Company. Under the terms of this service agreement, PSG provided the Company with consulting, management, and support services. Total fees paid to PSG included in selling, general, and administrative expenses were $476 for the year ended September 30, 2003. Prior to September 30, 2003, the service agreement with PSG was terminated.

18.	Write-off of Offering Expenses
      During fiscal 2004, the Company incurred significant expenses related to preparing documents and filings in preparation for a planned initial public offering of its common stock. These offering costs, which primarily include legal, accounting, consulting, and printing fees, were being deferred and were going to be offset against the proceeds of the offering when completed. Due primarily to market conditions, the Company experienced delays in moving forward with an initial public offering and ultimately terminated the original filing of its S-1 due to on-going unfavorable conditions. Accordingly, due to the delays in the process, the Company expensed the deferred costs of the offering in fiscal 2004.

                                     Shares
Common Stock

Prospectus
                    , 2006

Joint Book-Running Managers

Banc of America Securities LLC	Lehman Brothers

Piper Jaffray	Canaccord Adams

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fee.

	Amount to be Paid

SEC registration fee		$12,305
National Association of Securities Dealers Inc. fee		12,000
Nasdaq National Market listing fee
Printing and mailing
Legal fees and expenses
Accounting fees and expenses
Directors and officers insurance		450,000
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers.
      Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.
      Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

      Article VII of our Second Amended and Restated Certificate of Incorporation, as amended to date (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
      Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.
      Article V of our Second Amended and Restated By-Laws, as amended to date (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided however, with respect to actions, suits and proceedings other than by or in the right of our company, that no indemnification shall be made under in respect of any claim, issue or matter as to which he or she has been finally adjudged by a court of competent jurisdiction to be liable to our company, unless, and only to the extent that, the Delaware Court of Chancery or another court in which such proceeding was brought has determined upon application that, despite adjudication of liability, but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification for such expenses that such court deem proper. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.
      In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.
      We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law. In addition, our stockholders agreement provides indemnification to TA Associates and its associated investment funds for damages, expenses, or losses arising out of, based upon or by reason of any third party or governmental claims relating to their status as a security holder, creditor, director, officer, agent, representative or controlling person of Eagle Test, or otherwise relating to their involvement with Eagle Test.

      We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.
      In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.
      During the past three years, we have sold and issued the following unregistered securities:

(1) On September 30, 2003, we sold 3,436 shares of our series A convertible preferred stock, convertible into 3,436 shares of our redeemable preferred stock and 8,590,248 shares of our common stock, to affiliates of TA Associates, Inc. for an aggregate purchase price of $65,000,000.

(2) Also on September 30, 2003, as part of the transaction described in item (1) above, we sold to affiliates of TA Associates, Inc. $30,000,000 of 12% senior subordinated convertible notes, which are convertible into (i) $29,995,000 of 12% senior subordinated notes, plus accrued and unpaid interest, and (ii) warrants to purchase an aggregate of 525,040 shares of our common stock.

(3) Since December 2003, we issued, under our 2003 Stock Option and Grant Plan, an aggregate of 844,500 options to purchase shares of our common stock to certain of our named executive officers, other employees and non-employee directors at exercise prices ranging from $6.00 to $10.00 per share. In January 2006, we issued 8,750 shares of our common stock pursuant to the exercise of stock options for an aggregate consideration of $52,500.

      The sales of securities described in items (1) and (2) above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuances of the securities described in item (3) above were deemed to be exempt from registration pursuant to either Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans approved by the registrant’s board of directors or Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits.
      (a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
      (b) Financial Statement Schedules
      Schedule II — Valuation Allowance
      All other schedules have been omitted because they are not applicable.

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buffalo Grove, State of Illinois, on February 6, 2006.

Eagle Test Systems, Inc.

By:	/s/ Leonard Foxman

Leonard Foxman
Chief Executive Officer, President and Director
SIGNATURES AND POWER OF ATTORNEY
      We, the undersigned directors and/or officers of Eagle Test Systems, Inc. (the “Company”), hereby severally constitute and appoint Leonard Foxman and Stephen J. Hawrysz, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below Amendment No. 2 to the registration statement on Form S-1 filed herewith, and any and all other pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on February 6, 2006.

Signature		Title

/s/ Leonard Foxman Leonard Foxman		Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Stephen J. Hawrysz Stephen J. Hawrysz		Chief Financial Officer (Principal Financial and Accounting Officer)

* Theodore Foxman		Chief Operating Officer, Executive Vice President and Director

* Michael C. Child		Director

* Ross W. Manire		Director

/s/ William H. Gibbs William H. Gibbs		Director

*By:	/s/ Stephen J. Hawrysz Stephen J. Hawrysz Attorney-in-Fact

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Eagle Test Systems, Inc.
We have audited the consolidated financial statements of Eagle Test Systems, Inc. as of September 30, 2005 and 2004, and for each of the three years in the period ended September 30, 2005, and have issued our report thereon dated November 15, 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Ernst & Young llp
Chicago, Illinois
November 15, 2005

S-1

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
EAGLE TEST SYSTEMS, INC.
SEPTEMBER 30, 2005
(In Thousands)

Col. A	Col. B	Col. C		Col. D		Col. E

	Balance at	Charged to	Charged to Other
	Beginning of	Costs and	Accounts —	Deductions —		Balance at
Description	Period	Expenses	Describe	Describe		End of Period

Allowance for Doubtful Accounts
Year Ended September 30, 2005	$1,220	$605		$585	(1)	$1,240
Year Ended September 30, 2004	$791	$510		$81	(1)	$1,220
Year Ended September 30, 2003	$1,293	$954		$1,456	(1)	$791

(1)	Sales returns and uncollectible accounts written off

S-2

EXHIBIT INDEX

Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant, to be effective at the effectiveness of this Registration Statement
3	.2*	Second Amended and Restated Certificate of Incorporation of the Registrant, to be effective at the completion of this offering
3	.3*	Amended and Restated By-laws of the Registrant
4	.1*	Specimen Stock Certificate
4	.2(i)	Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of September 30, 2003
5	.1*	Opinion of Goodwin Procter LLP
10	.1(i)	2003 Stock Option and Grant Plan
10	.2*	2006 Stock Option and Incentive Plan
10	.3(i)	Employee Stock Ownership Plan
10	.4(i)	Profit Sharing Plan and Trust
10	.5(ii)	Stock Purchase Agreement by and among the Registrant, the Stockholders and the Investors named therein, dated as of September 30, 2003
10	.6(ii)	Stockholders Agreement by and among the Registrant, the Existing Stockholders and the Investors named therein, dated as of September 30, 2003
10	.7(ii)	Note Purchase Agreement by and among the Registrant, TA Subordinated Debt Fund, L.P. and TA Investors LLC, dated as of September 30, 2003
10	.8(i)	Senior Subordinated Convertible Note of the Registrant issued in favor of TA Investors, LLC, dated as of September 30, 2003
10	.9(i)	Form of Warrant to Purchase Common Stock of the Registrant
10	.10(i)	Senior Subordinated Convertible Note of the Registrant issued in favor of TA Subordinated Debt Fund, L.P., dated as of September 30, 2003
10	.11(i)	Non-Competition Agreement, dated as of September 30, 2003, by and among the Registrant, Leonard A. Foxman and the Investors named therein
10	.12(i)	Non-Competition Agreement, dated as of September 30, 2003, by and among the Registrant, Foxman Family LLC and the Investors named therein
10	.13(i)	Employment Agreement by and between the Registrant and Leonard Foxman, dated as of September 30, 2003
10	.14(i)	Employment Agreement by and between the Registrant and Theodore Foxman, dated as of September 30, 2003
10	.15(i)	Employment Agreement by and between the Registrant and Stephen J. Hawrysz, dated as of March 1, 2004
10	.16(i)	Employment Agreement by and between the Registrant and Jack Weimer, dated as of September 30, 2003
10	.17*	Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers
10	.18(i)	Lease, dated as of December 1, 2003, between Millbrook VI LLC and the Registrant
10	.19*	Form of Incentive Stock Option Agreement under the 2006 Stock Option and Incentive Plan
10	.20*	Form of Non-Qualified Stock Option Agreement under the 2006 Stock Option and Incentive Plan
10	.21*	Form of Restricted Stock Award Agreement under the 2006 Stock Option and Incentive Plan

Number		Description

10	.22*	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the 2006 Stock Option and Incentive Plan
10	.23(i)	Employment Agreement by and between the Registrant and Steven R. Dollens, dated as of May 25, 2004.
10	.24(i)	Employment Agreement by and between the Registrant and Derek Abramovitch, dated as of September 30, 2003.
10.25		Form of Management Rights Letter Agreement as signed by the Registrant and each of TA Subordinated Debt Fund, L.P., TA Investors LLC, TA IX L.P., TA/ Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and T.A. Strategic Partners Fund B L.P.
10.26		Amendment No. 1 to Management Rights Letter Agreements dated February 6, 2005.
10.27		Amendment No. 1 to Stockholders Agreement dated February 6, 2005.
21	.1**	List of Subsidiaries
23.1		Consent of Independent Registered Public Accounting Firm
23	.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
23.3		Consent of Valuation Research Corporation
24	.1**	Power of Attorney (included in page II-5)

*	To be filed by amendment
**	Previously filed
(i)	Incorporated by reference to the Registrant’s registration statement on Form S-1 (File No. 333-117274) filed with the commission on July 9, 2004
(ii)	Incorporated by reference to Amendment no. 1 to the Registrant’s registration statement on Form S-1 (File No. 333-117274) filed with the commission on August 12, 2004